IAG
Insurance Australia Group



10 April 2008

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Group Company Secretary

Cc: Tony Coleman, Chief Risk Officer & Group Actuary
Peter Sutherland, Head of Group Risk & Compliance

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Australian Securities and Investments Commission

APR 2 1 2008

Washington, DC
106

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
58604760

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number
02 92928448

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity

☐ Director

☒ Company secretary

Signature



Date signed
10/04/2008

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

C1 Cancellation of shares

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**

- [ ] Minimum holding buy-back only
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

/ /

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,219,794	0.00	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occured

09/04/2008

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

[ ] yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] no (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation of shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	1,878,254,542	0.00	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occured

09/04/2008

Lodgement Details

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] yes

[X] no

Form 2205
Corporations Act 2001

Notification of resolutions regarding shares

Use this form to notify ASIC of resolutions regarding shares

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
60 090 739 923

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number
02 9292 9835

Postal address
LEVEL 26, NRMA CENTRE 388 GEORGE STREET
SYDNEY NSW 2000

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Subject(s) of the resolution

Tick one or more boxes

A	[ ]	246F(3) & (4)	Alteration to rights of issues or unissued shares (public companies only)
B	[ ]	254H(4)	Convert shares into larger or smaller number (consolidation/subdivision). Complete details of consolidation/subdivision at Attachment 1
C	[ ]	254N(2)	Calls may be limited to when company is externally administered
E	[ ]	256C	Reduction in share capital
F	[ ]	260B(7)	Financial assistance by a company for acquiring shares in the company or holding company – approval by the company's own shareholders
G	[ ]	260B(7)	Financial assistance by a company for acquiring shares in the company or holding company – approval by shareholders of listed holding company
H	[ ]	260B(7)	Financial assistance by a company for acquiring shares in the company or holding company – approval by shareholders of the ultimate Australian holding company
M	[x]		Other

Section number
[ ]

Brief description

Minor alteration to terms of issue of issued reset preference shares (issued in June 2003) ("RPS2") pursuant to amendments power in clause 8 of the RPS2 terms of issue.

2 Details of the resolution

Date of resolution

Date of resolution

1 7 / 0 3 / 0 8
[D D] [M M] [Y Y]

Tick one box

The resolution [ ] set out below
[x] in an annexure marked A (show mark A, B etc)

was passed or agreed ~~to as a special ordinary resolution as required by the Corporations Act 2001.~~

pursuant to clause 8 of the RPS2 terms of issue (which does not require shareholder approval). The amended terms of issue are attached.

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form and the attached sections of this form are true and complete.

Name

GLENN DEREK REVELL

Capacity

[ ] Director

[x] Company secretary

Signature



Date signed

2 0 / 0 3 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

ANNEXURE A

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

THIS IS ANNEXURE "A" OF ~~16~~ 9 PAGES REFERRED TO IN FORM 2205 NOTIFICATION OF RESOLTUIONS REGARDING SHARES SIGNED BY ME AND DATED 20/03/2008.

NAME: REVELL, GLENN DEREK **CAPACITY:** SECRETARY

SIGNATURE:  **DATE:** 20/03/2008

References to clauses and paragraphs in this section are to clauses and paragraphs of this Appendix.

1 Face Value

The face value of each reset preference share (RPS2) will be $100 (Face Value).

2 Dividends

2.1 Dividends

(a) Subject to these terms, the Holder on the relevant Record Date of each RPS2 is entitled to receive on each relevant Dividend Payment Date a dividend (Dividend) calculated in accordance with the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate x Face Value x N}}{365}$$

where:

N is the number of days from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date;

Dividend Rate expressed as a percentage per annum, is calculated in accordance with the following formula:

(Market Rate + Margin) x (1 – T)

where:

Market Rate expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the 5 Year Swap Rate on the date the Company announces the Margin determined under the Bookbuild; and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4;

Margin expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the rate determined under the Bookbuild (Initial Margin); and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4; and

T means the Australian corporate tax rate applicable at the relevant Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(b) If on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked (Ti) differs from the Australian corporate tax rate applicable at the immediately preceding Reset Date (T) the Dividend will be adjusted in accordance with the following formula (rounded to the nearest four decimal places):

$$\text{Dividend x } \frac{(1-Ti)}{(1-T)}$$

where:

Dividend is the amount calculated under clause 2.1(a);

Ti is the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked, expressed as a decimal; and

T means the Australian corporate tax rate applicable at the immediately preceding Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(c) If any Dividend is not franked to 100% under Part IIIAA of the Tax Act (or any provisions that revise or replace that Part), the Dividend will be adjusted in accordance with the following formula:

$$\frac{D}{1-[Ti \times (1-F)]}$$

where:

D is the Dividend calculated under clause 2.1(a) and if relevant clause 2.1(b);

Ti has the same meaning as in clause 2.1(b); and

F is the applicable Franking Rate.

2.2 Payment of Dividend

The payment of a Dividend (including an Optional Dividend) is subject to:

(a) the Directors, at their discretion, determining the Dividend to be payable;

(b) the Company having profits available for the payment of a Dividend;

(c) such payment not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of the Group (on a consolidated basis) not complying with APRA's then current capital adequacy guidelines as they are applied to the Group at the time;

(d) except as permitted under clause 2.3 or unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group (on a consolidated basis) for the immediately preceding financial year less the aggregate amount of dividends paid by the Company in the current financial year on the Record Date for the Dividend; and

(e) APRA not otherwise objecting to the payment of the Dividend.

The Directors, at their discretion, may determine Optional Dividends (as defined in clause 2.9(d)) to be payable, subject to this clause 2.2.

2.3 Reinvestment of Dividends

Where the conditions of clause 2.2 are satisfied with the sole exception of clause 2.2(d), the Directors may determine that a Dividend is payable to each Holder and the Directors may determine that the Holders will participate in a DRP in respect of that Dividend and in such event, participation by the Holders in the DRP will be on the terms of that DRP.

2.4 Non-cumulative Dividends

If and to the extent that all or any part of a Dividend is not paid because of the provisions of clause 2.2, the Company has no liability to pay such Dividend and, notwithstanding the Directors' discretion to pay an Optional Dividend under clause 2.9, the Holder has no claim in respect of such non-payment.

2.5 Calculation of Dividends

All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's aggregate holding of RPS2, any fraction of a cent will be disregarded.

Subject to this clause 2, Dividends will be payable on the RPS2 in arrears on:

(a) 15 December 2003 and thereafter on each 15 June and 15 December until the RPS2 are converted, redeemed, bought back or cancelled or in the case of a change in the terms of the RPS2 pursuant to clause 4 in accordance with such change; and

(b) the Exchange Date.

2.7 Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

2.8 Deductions

The Company may deduct from any Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by the Company.

The Company shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and shall, if required by any Holder, deliver to that Holder the relevant receipt issued by the revenue authority without delay after it is received by the Company.

2.9 Restrictions in case of non-payment

If, for any reason, a Dividend has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders:

(a) declare or pay a dividend or make any distribution on any share capital over which the RPS2 rank in priority for participation in profits; or

(b) redeem, reduce, cancel or acquire for any consideration any share capital of the Company (other than RPS2 or share capital ranking equally with or in priority to RPS2);

unless:

(c) two consecutive Dividends stated to be payable on the RPS2 thereafter have been paid in full (or an equivalent amount of Dividends if the frequency of payment is other than semi-annual); or

(d) an optional dividend (Optional Dividend) has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the Optional Dividend (or equivalent Dividends if the frequency of payment is other than semi-annual); or

(e) all RPS2 have been converted, redeemed, bought back or cancelled.

3 Exchange

3.1 Exchange by the Holder

(a) Holders may deliver:

(i) a Holder Exchange Notice to the Company no later than ~~35~~ 24 Business Days prior to a Reset Date in respect of some or all of their RPS2; or

(ii) a Holder (Event) Exchange Notice to the Company pursuant to clause 3.2 in respect of all (but not some only) of their RPS2.

(b) Once a Holder has given an Exchange Notice under clause 3.1(a) that Holder must not deal with, transfer, dispose of or otherwise encumber the RPS2 the subject of the Exchange Notice.

(c) On receipt of a valid Exchange Notice delivered by a Holder under clause 3.1(a) the Company must, at its option do one of the following in relation to the RPS2 the subject of the Exchange Notice:

(i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or

(ii) procure the acquisition of the RPS2 by a third party for their Face Value and send the proceeds to the Holder on the relevant Exchange Date; or

(iii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.1(c)(iii) if APRA has given its prior approval to such mechanism being applied.

No later than 21 Business Days prior to the relevant Exchange Date the Company must give notice to Holders who have delivered an Exchange Notice of the RPS2 of which mechanism of Exchange referred to in this clause 3.1(c) it has chosen.

If the Company does not notify the relevant Holders in accordance with this clause, then clause 3.1(c)(i) will apply.

(d) The form of Holder Exchange Notice and Holder (Event) Exchange Notice which may be used by Holders under clause 3.1 will be made available by the Company upon request.

(e) If a Holder delivers an Exchange Notice in accordance with clause 3.1(a) the Exchange Date is:

(i) if the Holder Exchange Notice is delivered pursuant to clause 3.1(a)(i), the Reset Date immediately following the delivery of the Holder Exchange Notice; or

(ii) if the Holder (Event) Exchange Notice is delivered pursuant to clause 3.1(a)(ii), the last Business Day of the month following the month in which the Company receives the Holder (Event) Exchange Notice unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

(a) If a Trigger Event occurs, a Holder may deliver a Holder (Event) Exchange Notice to the Company in respect of all (but not some only) of their RPS2 at any time after the Trigger Event occurs but no later than 35 Business Days after any publication of a notice under clause 3.2(c).

(b) A Trigger Event means the occurrence of any of the following events:

(i) a Dividend is not paid in full within 20 Business Days after a Dividend Payment Date excluding where non-payment is due to one or more of the conditions in clause 2.2 not being satisfied;

(ii) the Company resolves in general meeting to be wound up;

(iii) a provisional liquidator is appointed to the Company;

(iv) a court makes an order to wind-up the Company (other than to effect a solvent re-construction);

(v) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;

(vi) the Company executes a deed of company arrangement;

(vii) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:

(A) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(B) the Directors issue a statement recommending acceptance of the offer;

(viii) a court approves a scheme of arrangement which, when implemented, will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares;

(ix) the Ordinary Shares or the RPS2 are suspended from trading on ASX for more than 20 successive Business Days; or

(x) the Company announces to ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent re-construction).

(c) The Company must notify Holders of the occurrence of a Trigger Event by publishing a notice in 'The Australian' or a daily financial newspaper in Australia which specifies the particular Trigger Event as soon as practicable after becoming aware of the applicable event.

3.3 Exchange by the Company

(a) The Company may serve on Holders:

(i) an Issuer Exchange Notice at least ~~35~~ 21 Business Days (but no more than 6 months) before a Reset Date in respect of all or some of their RPS2;

(ii) an Issuer (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their RPS2; or

(iii) an Issuer (Event) Exchange Notice no later than 35 Business Days after the Company has published a notice under clause 3.2(c) following a takeover or

scheme of arrangement as described in clauses 3.2(b)(vii) and 3.2(b)(viii) in respect of all (but not some only) of their RPS2.

(b) If the Company serves an Exchange Notice, the Company must include in that notice which of the following it intends to do in respect of the RPS2 the subject of the notice:

(i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or

(ii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.3(b)(ii) if APRA has given its prior approval to such mechanism being applied.

(c) The Company cannot serve an Issuer Exchange Notice to convert only some RPS2 if, as at the date of the Issuer Exchange Notice, that conversion would result in there being unconverted RPS2 with an aggregate Face Value of less than $100 million. In a partial conversion, the Company must endeavour to treat Holders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

(d) The Company is not restricted from giving a notice under clause 3.3(a) merely because a Holder has given a notice under clause 3.1(a). If the Company serves an Exchange Notice after the Holder has served an Exchange Notice under clause 3.1(a), the Company's notice will prevail if there is any inconsistency.

(e) If the Company serves an Exchange Notice in accordance with clause 3.3(a) the Exchange Date is:

(i) for an Issuer Exchange Notice, the Reset Date immediately following the date the Issuer Exchange Notice was served; or

(ii) for an Issuer (Event) Exchange Notice, the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served by the Company unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

3.4 Exchange Notices are irrevocable

An Issuer Exchange Notice or Issuer (Event) Exchange Notice given by the Company under clause 3.3(a) or a Holder Exchange Notice or Holder (Event) Exchange Notice delivered by a Holder under clause 3.1(a) is irrevocable.

3.5 Meaning of conversion

Each RPS2, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm Sydney time on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on the RPS2 under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date which will subsist); and

(b) each RPS2 will rank equally with all other fully paid Ordinary Shares then on issue and the Company will issue a statement that the Holder of those shares holds a share so ranking.

The taking effect of the rights of a RPS2 under this clause 3.5 and any allotment of additional Ordinary Shares under clause 3.6 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute cancellation, redemption or termination of a RPS2 or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.6).

3.6 Conversion and additional Ordinary Shares

If:

(a) Holders issue an Exchange Notice under clause 3.1(a) and the Company chooses the mechanism of Exchange described in clause 3.1(c)(i); or

(b) the Company issues an Exchange Notice in accordance with clause 3.3(a) and chooses the mechanism of Exchange described in clause 3.3(b)(i),

then each RPS2 the subject of an Exchange Notice will convert on the Exchange Date into one Ordinary Share and upon conversion, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to that Holder in respect of the total number of the RPS2 being converted at that time includes a fraction, that fraction will be disregarded):

AS = N x (CR – 1)

where:

AS means a whole number of additional Ordinary Shares which is equal to or greater than zero;

N is the number of the RPS2 held by the Holder at the Exchange Date the subject of the Exchange Notice;

CR means:

(i) if conversion is made under clause 3.1(a)(i) an amount calculated by dividing Face Value by **RP**; or

(ii) in all other circumstances, an amount calculated by dividing Face Value by **CRP**, subject in both cases to **CR** being no less than 1, and where: **RP** means, subject to clause 3.7, the VWAP during the Reference Period; and **CRP** means **RP** multiplied by 97.5%.

3.7 Adjustments to VWAP

For the purposes of calculating VWAP in clause 3.6 (the definition of **RP**):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the RPS2 will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement (Ex Date), then the VWAP on the Business Days on which those shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount (Cum Value) equal to:

(i) (in case of a dividend or other distribution) the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is traded on ASX on any of those Business Days) the

Reference Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is not traded on ASX during the Reference Period) the value of the entitlement as reasonably determined by the Directors.

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and the RPS2 will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

4 Reset of terms

4.1 The Company may vary terms

Subject to clause 4.2, the Company may, prior to any Reset Date, make changes to any or all the following terms:

(a) the next Reset Date (which must be at least 12 months after the immediately preceding Reset Date);

(b) the Market Rate;

(c) the Margin; and

(d) the frequency and timing of the Dividend Payment Dates.

These new terms will apply from the day after the relevant Reset Date until and including the next Reset Date. Any change made by the Company under this clause 4.1 must be notified in accordance with clause 4.3 (Reset Notice).

4.2 APRA restrictions on variation of terms

Unless otherwise approved by APRA, any variation in the terms as specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be five years from the immediately preceding Reset Date;

(b) where a Reset Date occurs on a day prior to the end of the Initial Period, the Company cannot, in respect of that Reset Date, increase the Margin from the Initial Margin but the Company may decrease the Margin provided that the decreased Margin does not exceed the rate calculated in accordance with the formula set out in paragraph (c)(iii) below; and

(c) any variation in the Market Rate or Margin as specified in the Reset Notice will be calculated in accordance with the following formula:

where:

Market Rate is the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average swap reference rates for the period between the relevant Reset Dates at three predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant Reset Date;

Margin expressed as a percentage per annum, does not exceed the Initial Margin for the Initial Period and after the Initial Period is a rate determined by the Company provided that it does not exceed the lesser of:

(i) the Margin that applied on the previous Reset Date plus 100 basis points;

(ii) the Initial Margin plus 100 basis points; and

(iii) the Initial Margin x $\frac{(FR - FRG)}{(FP - FPG)}$

where:

FR is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FP is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the Allotment Date;

FRG is the fair market value yield curve on Bloomberg Page FMCS for Australian government five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FPG is the fair market value yield curve on Bloomberg Page FMCS for Australian government AUD securities (or any page which replaces that page) on the Allotment Date; and

T has the meaning given to that term in clause 2.1(a).

For the avoidance of doubt, APRA may from time to time waive any or all of the restrictions in this clause 4.2, in which event the Company may vary the terms as contemplated under clause 4.1.

4.3 Notification

(a) For a change made under clause 4.1 to be effective, the Reset Notice must be sent to all Holders no later than 50 Business Days immediately preceding the relevant Reset Date (Reset Notice Date).

(b) If the Company does not send a Reset Notice, the terms applying as at the relevant Reset Date will continue and the next Reset Date will be such that the period to the next Reset Date is the same as the period that has passed from the immediately preceding Reset Date until the relevant Reset Date.

5 RPS2 general rights

5.1 Ranking

RPS2 rank equally amongst themselves and with RPS1 in all respects and are subordinated to all depositors and creditors of the Company. The issue of any other preference shares which rank in

priority to the RPS2 in respect of dividends or return of capital on a winding up constitutes an alteration of the rights attached to the RPS2.

The Company reserves the right to issue further RPS2 or preference shares which rank equally with or behind existing RPS2, whether in respect of dividends, return of capital on a winding up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing RPS2.

5.2 Preferential dividend

Until conversion, the RPS2 rank in priority to Ordinary Shares for the payment of dividends.

5.3 No set off

Any amount due to a Holder in respect of the RPS2 may not be set off against any claims by the Company on the Holder.

5.4 Return of capital

Until conversion, if there is a return of capital on a winding up of the Company, Holders will be entitled to receive out of the assets of the Company available for distribution to holders of shares, in respect of each RPS2 held, a cash payment (Liquidation Sum) equal to the sum of:

(a) the amount of any Dividend due but unpaid; and

(b) the Face Value,

before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind the RPS2.

RPS2 do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

5.5 Shortfall on winding up

If, upon a return of capital on a winding up of the Company, there are insufficient funds to pay in full the amounts referred to in clause 5.4 and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with the RPS2 on a winding up of the Company, Holders and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

5.6 No participation in surplus assets

The RPS2 do not confer on their Holders any further right to participate in the surplus assets of the Company on a winding up beyond payment of the Liquidation Sum.

5.7 Restrictions on other issues

Until the date on which all RPS2 have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of Holders issue shares ranking in priority to the RPS2 or permit the conversion of any existing shares to shares ranking equally with or in priority to the RPS2, but the Directors are at all times authorised to issue further RPS2 or preference shares ranking equally with or behind any existing RPS2.

5.8 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend a scheme of arrangement in respect of the Ordinary Shares of the Company which will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours

participate in the scheme of arrangement or a similar transaction.

5.9 Participation in new issues

Until the RPS2 are converted they will confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

6 Voting rights

Holders will be entitled to receive notice of any general meeting of the Company and a copy of every circular and like document sent out by the Company to holders of Ordinary Shares and to attend and speak at general meetings of the Company.

Holders will not be entitled to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(i) to reduce the share capital of the Company;

(ii) that affects rights attached to the RPS2;

(iii) to wind up the Company; or

(iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend on the RPS2 is in arrears; or

(d) during the winding up of the Company.

In each case, Holders shall have the same right to vote as a holder of Ordinary Shares (as if immediately prior to the meeting the RPS2 had converted into the number of Ordinary Shares provided for in clause 3.6 as if the Record Date is the deadline for receipt of instruments of proxy under article 10.15 of the Company's constitution for the relevant meeting and the Reference Period is the period ending on that date).

7 Listing

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of the RPS2 on ASX and of all converted RPS2 and additional Ordinary Shares issued under clause 3.6 on each of the stock exchanges on which the other Ordinary Shares of the Company are listed on the date of conversion.

8 Amendments to the Terms of Issue

Subject to complying with all applicable laws and with APRA's prior approval, the Company may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders of the RPS2.

9 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, the terms of the special resolution of the Company passed on 22 June 2000 regarding non-cumulative preference shares and the Company's constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of the Company under these Terms of Issue as are not, by the Corporations Act or by the Company's constitution, required to be exercised by the Company in general meeting.

(c) Each Holder appoints each of the Company, its officers and any liquidator or administrator of the Company (each an Attorney) severally to act on behalf of the Holder to sign all documents and transfers and do any other thing in the Holder's name and on the Holder's behalf as may, in the Attorney's opinion, be necessary or desirable to be done in order to complete or effect transactions or procedures authorised under clause 3 (other than clause 3.1(a)) of these Terms of Issue, including, without limitation, to sign forms and give instructions to the registry on behalf of the Holder.

(d) Notices may be given by the Company to a Holder in the manner prescribed by the Company's constitution for the giving of notices to, and deemed receipt by, members of the Company and the relevant provisions of the Company's constitution apply with all necessary modification to notices to Holders.

(e) For the purposes of these Terms of Issue, for the avoidance of doubt:

(i) where the Company is required to give or serve a notice by a certain date under these Terms of Issue, the Company is required to despatch the notice by that date (including at the Company's discretion, by posting or lodging notices with a mail house) and delivery or receipt (or deemed delivery) is permitted to occur after that date; and

(ii) where a Holder is required to give or deliver a notice to the Company by a certain date under these Terms of Issue, the notice must be received by the Company by that date.

~~(d)~~(f) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

~~(e)~~(g) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

~~(f)~~(h) Definitions and interpretation under the Company's constitution will also apply to these Terms of Issue subject to clause 9(a).

~~(g)~~(i) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to the Company only if the Company is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

~~(h)~~(j) The terms 'takeover bid', 'relevant interest' and 'scheme of arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

~~(j)~~(l) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

~~(k)~~(m) The following expressions shall have the following meanings:

5 Year Swap Rate means the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average 5 year swap reference rates at 3 predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant date.

Allotment Date means the date on which the RPS2 are issued.

APRA means the Australian Prudential Regulation Authority.

ASX means Australian Stock Exchange Limited (ABN 90 008 624 691).

ASX Business Rules means the business rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.

ASX Listing Rules means the listing rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.

AUD means Australian dollars.

Bookbuild means the process conducted by the Company prior to the opening of the Offer whereby certain Australian institutional investors lodge bids for the RPS2 and, on the basis of those bids, the Company determines the Margin and announces its determination prior to the opening of the Offer.

Business Day means a business day as defined in the ASX Listing Rules.

Company means Insurance Australia Group Limited (ABN 60 090 739 923).

Corporations Act means *Corporations Act 2001* (Cwlth).

Director means a director of the Company.

Dividend has the meaning given in clause 2.1.

Dividend Payment Date means each date on which a Dividend is payable in accordance with clause 2.6, including as varied under clause 4, whether or not a Dividend is paid on that date.

Dividend Rate has the meaning given in clause 2.1.

DRP means a dividend reinvestment plan that may be adopted by the Company (and as may be amended from time to time) in which Holders are eligible to participate, under which members of the Company have the opportunity to reinvest a dividend or other similar distribution in additional securities of the Company.

Exchange means:

(a) in the case of the Holder issuing an Exchange Notice to the Company under clause 3.1(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, the acquisition of the RPS2 by a third party at their Face Value or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.1(c); or

(b) in the case of the Company issuing an Exchange Notice to the Holder under clause 3.3(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.3(b).

Exchange Date means:

(a) in the case of a notice given by a Holder under clause 3.1(a), has the meaning given in clause 3.1(e); and

(b) in the case of a notice served on a Holder by the Company under clause 3.3 has the meaning given in clause 3.3(e).

Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a) or served on a Holder by the Company under clause 3.3(a).

Face Value has the meaning given in clause 1.

Franking Rate, in relation to a Dividend, means the franking percentage (within the meaning of Part IIIAA of the Tax Act or any part that replaces or revises that part) of the Dividend, expressed as a decimal to four decimal places.

Group means the Company and its controlled entities.

Holder means a person whose name is for the time being registered in the Register as the holder of a RPS2.

Holder (Event) Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(ii).

Holder Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(i).

Initial Margin has the meaning given in clause 2.1(a).

Initial Period means the period from the Allotment Date until 15 June 2013.

Issuer (Event) Exchange Notice means a notice given by the Company to a Holder under clauses 3.3(a)(ii) or 3.3(a)(iii).

Issuer Exchange Notice means a notice given by the Company to a Holder under clause 3.3(a)(i).

Liquidation Sum has the meaning given in clause 5.4.

Margin has the meaning given in clause 2.1(a).

Market Rate has the meaning given in clause 2.1(a).

Offer means the invitation made pursuant to the prospectus issued by the Company for persons to subscribe for RPS2.

Optional Dividend has the meaning given in clause 2.9(d).

Ordinary Share means an ordinary fully paid share in the capital of the Company.

Record Date means, for a payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend; and

or such other date as may be required by ASX from time to time.

Reference Period means in determining 'RP' in clause 3.6, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding:

(a) if the Company receives a Holder (Event) Exchange Notice under clause 3.2(a) due to the Trigger Event set out in clause 3.2(b)(ix), the date of the suspension of the Ordinary Shares or the RPS2 from trading on ASX; or

(b) in all other cases, the Exchange Date.

Register means the register of the RPS2 maintained by the Company and includes any sub-register established and maintained under the Clearing House Electronic Sub-Register System (as defined in the ASX Listing Rules).

Regulatory Event means:

(a) the receipt by the Company from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after Allotment Date, additional requirements would be imposed on the Company which the Directors determine at their sole discretion, to be unacceptable; or

(b) the determination by the Directors that the Company is not or will not be entitled to treat all of the RPS2 as Tier 1 Capital.

Reset Date is 15 June 2008 for the first Reset Date and thereafter the date as specified by the Company in a Reset Notice issued under clause 4.3.

Reset Notice has the meaning given in clause 4.1.

Reset Notice Date has the meaning given in clause 4.3(a).

RPS1 means the reset preference shares issued by the Company pursuant to the terms of issue set out in Appendix A of the prospectus dated 6 May 2002.

RPS2 means the reset preference shares issued by the Company pursuant to these Terms of Issue, described in clause 1.

Special Resolution means a resolution passed at a meeting of Holders by a majority of at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

Tax Act means:

(a) the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997 as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 includes a reference to that section as rewritten in the Income Tax Assessment Act 1997; and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

Tax Event means the receipt by the Company of an opinion from a reputable legal counsel or other tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (Administrative Action); or

(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Allotment Date, there is more than an insubstantial risk that the Company would be exposed to more than a de minimus increase in its costs (having regard to any tax deductions available to the Company in connection with the payment of Dividends) in relation to the RPS2 as a result of increased taxes, duties or other governmental charges or civil liabilities.

Terms of Issue means these terms of issue for RPS2.

Tier 1 Capital means the core capital of the Group as defined by APRA.

Tier 1 Capital Ratio means at any time the ratio so described by APRA.

Total Capital Adequacy Ratio means at any time the ratio so described by APRA.

Trigger Event has the meaning given in clause 3.2(b).

VWAP is subject to any adjustments under clause 3.7, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over Ordinary Shares or any overnight crossings.

ASIC registered agent number	21781
lodging party or agent name	Insurance Australia Group Limited
office, level, building name or PO Box no.	Level 26, NRMA Centre
street number and name	388 George Street
suburb / city	SYDNEY state/territory NSW postcode 2000
telephone	(02) 9292 8448
facsimile	(02) 9292 8072
DX number	suburb / city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **RA05**

remittance advice

Please complete a separate form for each cheque

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Cheque no. ______________________

Cheque amount ______________________

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
090 739 923	INSURANCE AUSTRALIA GROUP LIMITED	2205	
097 791 145	IAG RE LIMITED	489	
097 791 145	IAG RE LIMITED	404	
		TOTAL	

RECEIVED 20 MAR 2008 ASIC NSW

Australian Securities and Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
58604760

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number
02 92928448

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
[ ] Director
[X] Company secretary

Signature


Date signed
29/02/2008

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

- [ ] Director
- [X] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date: 27/02/2008

Name

The name of the ceased officeholder is

Family name	Given names
O'DRISCOLL	ANNE

Date of birth: 25/07/1962

Place of birth: CORK, IRELAND

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date: / /

Name

The name of the ceased officeholder is

Family name	Given names

Date of birth: / /

Place of birth:

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director ——— Person alternate for

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth

/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date
27/02/2008

Name

The name of the appointed officeholder is

Family name	Given names
MACLENNAN-PIKE	FRASER CHARLES

Date of birth
05/03/1968

Place of birth
CHISWICK, UNITED KINGDOM

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is
9 ORTONA ROAD
LINDFIELD NSW 2070

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date
/ /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

Submissions
Discussion papers
Media releases
Surveys
Rapid Response Survey
Survey 28
Survey 27
Survey 26
Survey 25
Survey 24
CSA Poll 2
Survey 23
CSA Poll 1
Survey 22
Survey 21
Survey 19
Survey 18
Survey 17
Survey 16
Survey 15
Survey 14
Survey 13
Survey 12
Survey 11
Survey 10
Survey 9
Survey 8
Survey 7
Survey 6
Survey 5
Survey 4
Survey 3
Survey 2

Survey 28



CHARTERED SECRE
AUSTRALIA

Leaders in governan

CSA Rapid Response Survey No. 28 — March 2008

Margin loans — should they be disclosed?

There has been recent market disquiet concerning the disclosure and non-disclos
Australian Securities and Investments Commission (ASIC) and the Australian Se
clarify and reinforce existing obligations in relation to share lending, short selling

Since that time, there has been considerable commentary on the impact of stock
performance, particularly in a volatile market.

With this in mind Chartered Secretaries Australia is seeking your views on these
explore whether further regulatory responses are required.

1. Should directors and executives be required to disclose if their share

- Yes 63%
- No 37%

Comment

- Subject to 2 below.
- Directors should be required to advise the company secretary. Directors s
- Because directors selling shares in their company usually raises concern w
  when the market is as volatile as it is at present. However, if shareholder
  margin call, there is likely to be far less agro and panic.
- No, except where holding is substantial, ie >5 per cent.
- If directors have margin loans, the calling of which will have a grave affec
  directors.
- If director or executive holdings represent a significant interest in the con
  arrangements impacting on those holdings. The rationale for this is that a

shares causing a significant decrease in the share price which could negal
arrangements on nominal shareholdings should not be required as potent
difficult issue is to determine the trigger point for disclosure.

- Any decision to mandate disclosure of margin loan arrangements should I company shares so that opportunists do not take advantage of the disclo: the level that triggers a margin call putting further downward pressure or
- Directors should be required to disclose whether any shares they hold in I not directors should also be required to disclose if they hold a material (tc
- Only if material.
- There need not be any special disclosure requirements for executives' or involved, disclosure of the interest of the margin lender should be disclos executives or any other shareholder.
- Only if material to the company's share price.
- Disclosed to the company so the company can assess materiality. Then si
- Subject to 2 below.
- Should be same individuals for whom must disclosure share trades to AS;
- Definitely.
- It should be included as part of the corporate governance statement but consideration, eg it should apply to all of a company's securities and not
- I think this issue should be looked at in two parts. The first obligation sho company/board of margin loans and relevant details. The second (disclos judgement by the board as to whether the existence of such loans warrar
- No, unless it is material.
- Not in all circumstances. I believe that such disclosure should be made wl
- To a point as it all becomes part of corporate governance and risk issues, without the consent of the holder.
- Assume question means disclose to the market. It would be prudent for t executives that are subject to margin loans.
- Only if the margin loan security covers the company's shares. The disclos
- The position may be considered relevant by the market in determining th company.
- Only in the event that the relevant director/executive holds a substantial calls.
- If the impact of the margin loan would require disclosure under Listing Rι

2. Should the privacy of directors' and executives' personal finances be required when a margin position may be material to the company's shar

- Yes 65%
- No 35%

Comment

- It may be difficult to interpret materiality.
- Except that who makes decision as to what is material? There needs to b
- Given their position it should be disclosed at all times as material can be should discourage this activity in the first place.
- Any personal finance of directors and executives that has the potential at company should be part of the continuous disclosure rules.

- No for directors, yes for executives who are not directors.
- Directors should disclose whether any shares are subject to a margin loar have a material holding.
- If a margin loan over a shareholding may be material to a share price, th executive or other shareholders. Disclosure of these interests should be b identity of the holder. The regime for disclosure of relevant interests of sı
- The director can take actions to shield his/her other finances from disclos
- Disclosure if material number of shares are subject to margin loans.
- Need a clear rule.
- Shareholders deserve to know how the management views the stock as il Share trading policies should make it compulsory to make disclosures re (
- Who would judge when a margin position may be material to a company': margin loan is material.
- Privacy should be respected but will be subject to the company's Listing F
- All directors share trading is required to be disclosed, despite the privacy is part of what is required to be a director and being entrusted with servi
- Full details do not need to be disclosed only to the extent of large holding when the bank/financier has the ability to sell.
- They are already required to disclose their shareholding and many compa derivatives over the company's shares. I believe that a margin loan is no
- No exceptions.
- Provided spirit of Listing Rule 3.1 is otherwise complied with.
- The issue of 'material' needs to be defined by a certain percentage of issı

3. Does the disclosure of shares held by directors and executives being company's shares to short-selling by hedge funds?

- Yes 82%
- No 18%

Comment

- Unsure.
- It does for small-mid cap companies. Not so apparent for large cap comp
- The regulators need to address the impact that short selling has on the m
- Only when the quantities are substantial.
- Directors, CEO and key executives only.
- Yes, if the holdings subject to the margin loan arrangements are significa
- Possibly, but that's a reason to exercise care in entering into margin facili
- It could, but disclosure of triggers for the forced sale of any material hold
- Unavoidable – if the margin loan is material to the company's price, ther market, not just the subject of speculation or informed inside knowledge.
- If a material amount is held.
- If there are a material number of shares subject to margin loans.
- Therefore they should not enter into margin loans.
- They shouldn't be doing it at all or, if they are, disclosing everything.
- Possibly – particularly as the share price falls to level which may trigger : such information to the market.
- It depends on what disclosure is made in respect of these loans.

- Unless it is material.
- I believe it will generally have the opposite effect.
- May do if the quantity of shares subject to margin loans be significant or
- If the number of shares subject to margin loans are substantial, disclosur
- This will depend on the relevant percentage that the executive owns.
- May depend on the significance of the holdings.
- I suspect the information is in the market in any event through the brokir

4. Should the disclosure of directors' and executives' financing arrange false impression of the degree of confidence the directors or executives wealth that they have committed to the company?

- Yes 67%
- No 33%

Comment

- Not otherwise than as indicated above.
- Full disclosure at all times will remove any ambiguity. This comes with th entity.
- If so, then governance protocols need to be put around the rules of hedg
- ACSI and other governance groups have indicated that they do not suppc particular unvested share plan holdings) against downward movements ir same share price volatility as other shareholders. They encourage compa report. It is arguable in the interests of transparency that margin loan arr in the share price should similarly be disclosed in the annual report. This a voluntary ASX Corporate Governance Council guideline to be addressed company's securities dealing code and disclosed in the annual report.
- If a director has a large margin loan over a shareholding this actually sug expectation of a share price.
- Disclosure only where material.
- Potentially.
- Financing arrangements per se should not need to be disclosed; however lending or any other financing arrangement which could cause a forced sa
- Gives shareholders an idea of their level of commitment to the company.
- To correct a false market in the company's listed securities but I am not c linked to the relevant director/executive's degree of confidence in a comp
- Such a requirement would be too subjective and make compliance very d
- Isn't this the problem we have witnessed recently, that no-one knew abo shareholdings (and interpreted that to mean that the directors had very
- Assumes that borrowing to finance equity shows a lack of confidence whe confidence that the director is willing to take on risk by borrowing.
- Directors are already required to advise the shares that they hold so muc
- The better approach is to require disclosure of all.
- Suggest that this query goes more to the issue associated with the need
- I don't believe you can draw conclusions on confidence based on whether around their wealth and tax arrangements.

5. Does your company currently have a share trading policy for directo

- Yes 100%

Comment

- Standard for a listed company
- Required under ASX Corporate Governance Council Principles
- We have a share watch put on all company directors, executives and emp days as to any trading that has occurred.

6. Does your company have in place a process for tracking compliance

- Yes 81%
- No 19%

Comment

- Not a strict process; directors are obliged to advise board of any dealings share register those holdings known of.
- Director/executive/employee honesty system.
- Partly -- senior management's dealings are tagged according to the acco track compliance as a staff member may set up a new account and not di
- Compliance with the Code of Conduct, which includes compliance with all their Code of Conduct compliance each year.
- The directors shares are tagged as are senior executives. Part of the hold of the plan which saw the executives and directors receive the shares.
- Not a formalised process but checks are done.
- We do check directors' shareholdings against 3Ys on an annual basis, but are (1) privacy; (2) any serious insider trading is more likely to be in a n your legal obligations if you suspect something — would there be an oblig

7. Is tighter regulation required in relation to short selling and stock le

- Yes 82%
- No 18%

Comment

- Greater disclosure of short selling is required.
- There is too much market manipulation occurring via these mechanisms.
- Short selling is a form of market manipulation, although it is often dresse selling transactions should be indicated as such in trade data. At the mon
- Definitely should be regulated against.
- Given recent events it would seem so.
- Absolutely. Parties involved in short selling should be required to disclose over a period of time in a similar manner to the substantial shareholder r

party lending the stock and the period of the loan, the volume and prices
failing to make settlement should also be significantly increased to deter l

- Current market issues seem to be more about exposing flaws in underlyir and stock lending.
- The existing rules should be enforced.
- I'm not convinced that short selling and stock lending are the key drivers would not be taking place.
- Rampant short selling can create a false market.
- ASX is hopelessly conflicted. I don't know what sort of regulation by ASIC
- These functions add to the efficiency of the marketplace.
- More transparency in this area would be helpful.
- Perhaps for senior executives as well as directors.
- Disclosure should be made for the same reasons referred to in 1 above, i determining the directors' and executives' actual equity interest in the co
- Maybe there should be some sort of disclosure obligation on the person/c


CHARTERED SECRETARIES
AUSTRALIA

MEDIA RELEASE

19 DECEMBER 2007


IAG
Insurance Australia Group

NEW SOUTH WALES STORMS UPDATE

Insurance Australia Group Limited (IAG) today announced the impact of the storms that hit NSW on 7 and 9 December is $105 million net of reinsurance. As a result, the Group has revised its insurance margin guidance from 11-13% to 9-11% for the full year ended June 2008*.

The Group's main catastrophe reinsurance arrangements provide cover for claims costs above $100 million. There is also a separate catastrophe cover for a component of the commercial business for claims costs in excess of $25 million. However, the claims costs for the part of the business covered by the second arrangement are estimated at less than $5 million.

IAG Chief Executive Officer, Mr Michael Hawker said as at 8am on 19 December the Group had received more than 21,000 claims in total, around 60% of which were for hail-damaged cars.

"Our first priority is to ensure we are supporting our customers. Within 24 hours of the hailstorm hitting we had established a temporary hail assessment centre and we opened a second centre on Monday," Mr Hawker said.

"We process claims as quickly as possible -- however, with an event of this magnitude it takes time to finalise claims. Our NRMA Insurance assessing centre in Blacktown would usually assess around 250 claims a week – from Monday we have been assessing around 2,500 – a ten-fold increase.

"We've flown in assessors from Western Australia, South Australia, Queensland and regional NSW and we have also placed additional staff in our teleclaims area," Mr Hawker said.

As at 18 December, Sydney is experiencing the wettest year since 1998, which has increased claims frequency within the Group's major portfolios.

As a result of the storm and related increase in claims frequency, IAG has revised its insurance margin forecast for the 2008 financial year from 11-13% to 9-11%.

These storms are the third event in less than two years to each have a total personal lines claims cost over $100 million, following Cyclone Larry in March 2006 and the Queen's Birthday weekend storms in June this year. This is further evidence weather patterns are changing which will have an impact on premiums.

Should a third catastrophic event occur in Australia in the remainder of calendar year 2007, IAG's main catastrophe reinsurance arrangements will provide cover for any claims costs over $75 million, whilst the retention level for the additional commercial component subject to a separate cover remains at $25 million.

*Subject to no catastrophes or larges losses outside our allowance nor any material movements in currency or credit spreads

About Insurance Australia Group Limited

Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Carolyn McCann
T 02 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
George Venardos
T 02 9292 8543
M 0411 012 032
E george.venardos@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL WILKINS
Date of last notice	26 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

+ See chapter 19 for defined terms.

No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights Plan Trust Deed (Plan Trust Deed).	
Nature of interest	Executive Performance Rights (EPRs) granted by IAG Share Plan Nominee Pty Limited, the Trustee of the EPR Plan Trust in accordance with the Plan Trust Deed.	
Name of registered holder (if issued securities)	Not applicable	
Date of change	29 November 2007	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A	
Interest acquired	250,000 EPRs. The Plan Trust Deed provides that a participant in the EPR Plans has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding EPRs.	
Interest disposed	N/A	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 250,000 EPRs will generally become known around 3 years after date of grant when the EPRs may first become exercisable subject to the satisfaction of applicable terms and conditions. No exercise price is applicable when EPRs are exercised.	
Interest after change	250,000 Executive Performance Rights	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YASMIN ALLEN
Date of last notice	4 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	12,523 (Beneficiary of Non-Executive Directors' Share Plan Trust) 246 (Indirectly owned by a Trust)
Class	Ordinary Shares
Number acquired	6,752 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	19,275 (Beneficiary of Non-Executive Directors' Share Plan Trust) 246 (Indirectly owned by a Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP COLEBATCH
Date of last notice	16 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	10,251
Class	Ordinary Shares
Number acquired	16,881 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	27,132 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	HUGH FLETCHER
Date of last notice	10 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	20,000 Indirect (Trustee and 20% beneficial shareholder of Fletcher Brothers Limited)
Class	Ordinary Shares
Number acquired	30,386
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$135,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	20,000 Indirect (Trustee and 20% beneficial shareholder of Fletcher Brothers Limited) 30,386 (Beneficiary of Non Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	9 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	5,689 (Direct interest) 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	30,386
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$135,000.00
No. of securities held after change	5,689 (Direct interest) 147,203 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANNA HYNES
Date of last notice	1 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	NIL
Class	Ordinary Shares
Number acquired	6,752 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	6,752 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

82-34821

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	5 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	102,803 (Direct interest) 71,362 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	16,881
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75,000.00
No. of securities held after change	1. 102,803 (Direct interest) 2. 88,243 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation shares under the Company's Non Executive Directors' share plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

32-34821

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN SCHWARTZ
Date of last notice	5 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	246 (Directly held) 17,535 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	10,128
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$45,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	246 (Directly held) 27,663 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Director's share plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

82-34821

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	5 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust
Date of change	29 November 2007
No. of securities held prior to change	1. 12,575 (Direct interest) 2. 223,051 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,246 (Strong Aviation Services and Investments (SASI) Pty Limited))
Class	Ordinary Shares
Number acquired	50,643
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$225,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	1. 12,575 (Direct interest) 2. 273,694 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,246 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under the Company's Non Executive Directors share plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

MEDIA RELEASE

12 DECEMBER 2007


IAG
Insurance Australia Group

82-34821

SYDNEY STORMS UPDATE

Insurance Australia Group Limited ('IAG') announced today that as at 11:00am approximately 13,000 claims had been received as a result of the storm that hit Sydney last Sunday. Further lodgements are likely to be received in the coming days.

At this stage, around 60% of claims appear to be for hail-damaged vehicles. The commercial insurance impact of the event is likely to be limited.

IAG is not yet in a position to provide a full estimate of the cost of the storm as claim processing continues.

IAG Group companies NRMA Insurance and CGU are working to ensure customer claims are being dealt with as quickly as possible, setting up additional claim assessment centres and providing emergency payments and assistance.

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Yves Noldus
T +61 2 9292 9894
M 0411 011 037
E yves.noldus@iag.com.au

INVESTOR RELATIONS
Michael Woods
T +61 2 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

MEDIA RELEASE

14 DECEMBER 2007

82-34821

IAG
Insurance Australia Group

IAG EXECUTIVE TEAM CHANGES

Insurance Australia Group (IAG) today announced the appointment of Mr Duncan West as Chief Executive Officer CGU from late January 2008. Mr West takes on the role from Mr Mario Pirone, who has decided to leave IAG to pursue other opportunities after an extensive and successful career with the Group.

IAG CEO Mr Mike Hawker said he was delighted Mr West was joining the Group.

"Duncan brings a wealth of international industry experience, particularly in commercial insurance, having spent more than 20 years with Royal & SunAlliance and then Promina. Most recently, Duncan was Chief Executive of Vero, Promina's intermediated insurance business, for almost 10 years.

"Duncan is well-known and highly regarded within the insurance industry. His depth of experience and proven leadership qualities make him a valuable addition to our organisation. I look forward to the contribution he will make leading CGU," Mr Hawker said.

Mr West will report to IAG Chief Operating Officer Mr Michael Wilkins. He will have responsibility for IAG's Australian commercial insurance operations, which includes commercial property, commercial motor and rural insurance, workers' compensation, public liability and professional indemnity insurance, predominately sold through intermediaries.

Mr Hawker thanked Mr Pirone for the important contribution he had made to IAG during the past nine years.

"Mario has had a very successful career within IAG over many years. Since joining in 1999, he has held senior positions in Strategy, Investor Relations and Asset Management. For the past three years Mario has successfully led our commercial business, CGU, delivering highly profitable returns despite the challenging market environment.

"I would like to thank Mario for his significant contribution to the Group and wish him well for the future," Mr Hawker said.

Mr West will take on the role of CEO, CGU from late January 2008. Biographical details have been provided below.

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Carolyn McCann
T +61 2 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Michael Woods
T +61 2 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Mr Duncan West B.Sc (Hons)

Mr West brings to IAG more than 20 years' experience in the insurance industry. Prior to joining IAG, Mr West was Chief Executive of Vero, the intermediated insurance business of Promina, from May 1998. Previously, Mr West held several senior positions within Royal & SunAlliance, including spending two and a half years establishing the Indian Liaison office for the Royal & SunAlliance Asia-Pacific Group in Delhi, two years running Royal Insurance Direct in the UK, as well as working within the Royal & SunAlliance UK commercial operations.

MEDIA RELEASE

14 DECEMBER 2007

82-34821

IAG Insurance Australia Group

UNDERVALUED OFFER FOR IAG SHARES – FURTHER WARNING

Insurance Australia Group Limited (IAG) has issued a further warning to its shareholders concerning an undervalued offer for IAG shares. A company trading as Shareholder Sales Group Pty Ltd of Elsternwick, Victoria, has approached IAG shareholders with an offer to buy their shares at $2.01, a price significantly below current trading levels. As at close of business yesterday, IAG shares traded at $4.39.

The warning is the fourth alert issued by IAG in the last six months, with all undervalued offers coming from companies trading under different names.

IAG Head of Investor Relations, Mr Mike Woods, reminded shareholders these unsolicited share offers are not endorsed by the company. No action needed to be taken by shareholders to reject the undervalued offer.

"IAG shareholders who receive offer documents from Shareholder Sales Group, or any other company, should carefully consider their options when deciding whether to accept it, and compare the price offered for their shares with the most recent trading price on the Australian Stock Exchange.

"As a rule, we urge shareholders to seek independent financial advice before taking any action regarding offers to buy shares.

"Shareholders should consider either not to accept the undervalued offer by ignoring the documents they received or, if they wanted to sell their shares, to sell them at the current market price through a broker who is licensed to trade on the ASX."

Mr Woods indicated he was fully aware a number of shareholders had expressed concern about companies such as Shareholder Sales Group obtaining details of their shareholding.

"IAG is obliged under the Corporations Act to provide a copy of information from its share register provided certain conditions are met. Unfortunately, we have no control over the use of this information," he said.

Mr Woods said IAG had again informed ASIC of this latest offer, and will continue to work closely with the regulator to ensure IAG shareholders' interests are protected to the extent permitted currently under the law. IAG has also communicated with the Australian Shareholders Association on the matter.

About Insurance Australia Group Limited

Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Yves Noldus
T 02 9292 9894
M 0411 011 037
E yves.noldus@iag.com.au

INVESTOR RELATIONS
Mike Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 3.19A.2

Appendix 3Y

82-34821

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANNA HYNES
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee and Beneficiary of a Superannuation Fund. Registered holder is Hynes Holdings Pty Ltd atf Hynes Super Fund A/C
Date of change	13 December 2007
No. of securities held prior to change	6,752 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$49,830.00

+ See chapter 19 for defined terms.

No. of securities held after change	6,752 (Beneficiary of Non-Executive Directors' Share Plan Trust) 11,000 (Trustee and Beneficiary of a Superannuation Fund.)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of shares on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	31 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 January 2008
No. of securities held prior to change	1. 1,440,305 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited. 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Class	Ordinary Shares
Number acquired	60,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

No. of securities held after change	4. 1,500,305 ordinary shares 5. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited. 6. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of IAG ordinary shares purchased on market which forms part of this executive's remuneration.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

IAG
Insurance Australia Group

27 February 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

We wish to advise that Ms Anne O'Driscoll has resigned as a company secretary and that Mr Fraser MacLennan-Pike has today been appointed a company secretary of IAG.

Yours sincerely,



Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

82-34821

29 February 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
FINANCIAL RESULTS – HALF YEAR ENDED 31 DECEMBER 2007

Attached for immediate release to the market is Insurance Australia Group Limited's Appendix 4D – Half Year Ended 31 December 2007. The documents below will be lodged separately:

1. Media Release;
2. Investor Report; and
3. Investor Presentation Slides

Yours sincerely,



Glenn Revell
Group Company Secretary

Attachment: 34 pages

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

HALF YEAR REPORT 31 DECEMBER 2007

APPENDIX 4D

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	% change	$m
Revenue from ordinary activities	Up	15%	4,688
Profit from ordinary activities after tax attributable to shareholders	Down	68%	110
Net profit attributable to shareholders of Insurance Australia Group Limited	Down	68%	110

Dividends – ordinary shares	Amount per share	Franked amount per share
Interim dividend	13.5 cents	13.5 cents

The record date of the dividend is 12 March 2008. The dividend is to be paid on 14 April 2008. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants at a 1.5% discount. The last date for the receipt of an election notice for participation in the company's DRP is 12 March 2008. The DRP Issue Price* will be the Average Market Price* for the eight trading days from 17 March 2008 to 28 March 2008 inclusive, less the discount of 1.5%.

Eligible shareholders may now lodge their DRP elections electronically by logging on to IAG's website at http://www.iag.com.au/shareholder/manage/index.shtml.

* Defined terms in the Dividend Reinvestment Plan booklet.

This report is to be read in conjunction with the annual report of the Group for the year ended 30 June 2007 and any public announcements made by the Group during the half year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

OTHER INFORMATION

During the half year the Insurance Australia Group held an interest in the following joint ventures:

	% Held
Joint venture	
NTI Limited	50.00
Assetinsure Financial Products Pty Limited	50.00
Associates	
AmAssurance Berhad	30.00
First Rescue and Emergency(NZ) Limited	50.00
Loyalty New Zealand Limited	25.00
Sureplan NZ Limited	30.00
AR Hub Pty Ltd	33.33
Arista Insurance Limited	25.60
InsuranceWide.com Services Limited	26.70

The company's aggregate share of profits of these entities is not material.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2007

APPENDIX 4D COMPLIANCE MATRIX

Appendix 4D disclosure requirements	Insurance Australia Group Appendix 4D	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period.	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). 2.6 A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4D		
3. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Half year financial report 31 December 2007: • Notes to the financial statements - Net tangible assets.	Page 24	Note 14
4. Details of entities over which control has been gained or lost during the period, including the following. 4.1 Name of the entity. 4.2 The date of the gain or loss of control. 4.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Half year financial report 31 December 2007: • Notes to the financial statements - Acqusitions and disposals of businesses	Page 23	Note 10

Appendix 4D disclosure requirements	Insurance Australia Group Appendix 4D	Page Number	Note Number
5. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Half year financial report 31 December 2007: • Notes to the financial statements - Dividends note	Page 19	Note 7
6. Details of any dividend or distribution reinvestment plan in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Half year financial report 31 December 2007: • Notes to the financial statements - Dividend note	Page 19	Note 7
7 Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and - where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	"Other information" page 2 Appendix 4D		
8. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
9. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

HALF YEAR FINANCIAL REPORT – 31 DECEMBER 2007

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
AND SUBSIDIARIES

FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report of Insurance Australia Group Limited and its subsidiaries for the half year ended 31 December 2007 and the auditor's review report thereon.

The following terminology is used throughout the financial report:

- IAG, Parent or Company - Insurance Australia Group Limited
- IAG Group, Group or Consolidated entity - the Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries.

Directors

The Company's Directors in office at any time during or since the end of the half year are as follows. Directors were in office for the entire period unless otherwise stated.

Mr JA Strong (Director since 2 August 2001), Ms YA Allen (Director since 10 November 2004), Mr JF Astbury (Director from 25 July 2000 to 31 August 2007), Mr PM Colebatch (Director since 1 January 2007), Mr GA Cousins (Director from 25 July 2000 to 31 August 2007), Mr HA Fletcher (Director since 1 September 2007), Mr ND Hamilton (Director since 19 June 2000), Ms A Hynes (Director since 1 September 2007), Mr RA Ross (Director since 25 July 2000), Mr BM Schwartz (Director since 1 January 2005), Mr MJ Hawker (Director since 2 November 2001) and Mr MJ Wilkins (Director since 26 November 2007).

Principal activities

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

Operating and financial review

Operating result for the half year

The IAG Group's net profit after tax for the current half year was $127 million (2006 - $382 million). After adjusting for minority interests in the IAG Group result, net profit attributable to the equity holders of the Company was $110 million (2006 - $345 million).

The current half year results incorporate the full period impact from the United Kingdom ("UK") insurance operations since the IAG Group made its entry in the UK market in the 2007 financial year. The IAG Group acquired Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") on 29 September 2006 and EIG (Investments) Limited ("Equity") on 8 January 2007.

(a) Underwriting results

Gross written premium of the IAG Group increased by $527 million to $3,851 million for the current half year period (2006 – $3,324 million). The strong growth resulted from:

- the full half year period contribution of the UK operations which generated a growth of $502 million; and
- the growth in the Australia personal lines business and New Zealand operations;
- partially offset by the fall in the Australia commercial lines business reflecting the impact of the price increases in a competitive market.

The IAG Group produced an underwriting loss before investment income on technical reserves of $7 million (2006 – an underwriting profit of $244 million).

The key factors driving the current half year period underwriting results were:

- the increase in claims expenses due to the increased frequency and severe weather events of $326 million or loss ratio of 8.8% (2006 – $125 million or loss ratio of 4.0%); and
- continued soft cycle conditions in commercial business.

The aggregate impact of the above was mitigated by reserve releases from the Australia long-tail portfolios.

The insurance profit of $217 million (2006 – $420 million) equated to an insurance margin of 5.9% (2006 – 13.3%). The fixed interest portfolio backing the technical reserves produced a strong investment income of $224 million (2006 – $176 million) offsetting the underwriting loss for the current half year period. This investment income incorporated a $55 million mark to market loss due to the widening of credit spreads equivalent to a 1.5% reduction in insurance margin. Given the very high credit quality of the portfolio, the mark to market loss is expected to unwind as the portfolio matures.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Operating and financial review (continued)

(i) Australia insurance operations

Gross written premium of the Australia insurance operation decreased slightly to $2,683 million for the current half year period (2006 – $2,689 million). This was mainly due to:

- decrease in premium as a result of the continuing impact of the New South Wales Life Time Care and Support Scheme;
- the Australia commercial lines portfolio decrease in premium of 5.9% as a result of the continuing soft market, the premium reductions in workers' compensation driven by competition and the improved claims experience and the volume impact of premium price increases to maintain the longer term sustainable operating results; and
- offset by the direct personal insurance short-tail portfolio which generated 4.8% growth.

The Australia insurance operation produced an underwriting profit before investment income on technical reserves of $95 million (2006 – $226 million). The prior period results in the following discussion incorporated the allocation of the result of the Captive reinsurer, IAG Re Dublin.

The key factors driving the current half year period underwriting results were:

- the increase in claims expenses due to the increased frequency of severe weather events by $106 million to $228 million (2006 – $122 million);
- the net increase in reserve releases; and
- the continuing soft underwriting condition in commercial lines.

The insurance profit of $255 million (2006 – $385 million) equated to an insurance margin of 9.8% (2006 – 14.8%). The fixed interest portfolio backing the technical reserves produced a similar level of investment income of $160 million to that of prior period (2006 – $159 million).

Profit from fee based business was $32 million compared to $27 million in the prior period. The current half year period results included:

- the prior period performance fees in relation to the NSW and Victoria Workers Compensation Schemes; and
- a profit of $9 million in relation to the sale of the premium funding loan portfolio.

(ii) New Zealand insurance operations

Gross written premium of the New Zealand insurance operation increased by 4.8% (3.5% in local currency terms) to $482 million for the current half year period (2006 – $460 million). The solid growth was mainly attributed to volume and rate increases through the intermediary channels.

Operating and financial review (continued)

The New Zealand insurance operation produced an underwriting loss before investment income on technical reserves of $32 million (2006 – an underwriting profit of $27 million). The prior period results in the following discussion incorporated the allocation of the result of the Captive reinsurer, IAG Re Dublin.

The key factor driving the current half year period underwriting results was the increase in claims expenses by $41 million due to the abnormal severe weather and an earthquake.

The insurance result was a loss of $21 million (2006 – an insurance profit of $39 million) equating to an insurance margin loss of 4.8% (2006 – a profit of 9.0%). The fixed interest portfolio backing the technical reserves produced a flat investment income of $11 million (2006 – $12 million).

(iii) United Kingdom insurance operations

This is the first time a full half year period result was reported for the UK insurance operations since the acquisitions of Hastings and Advantage in September 2006 and Equity in January 2007.

Gross written premium of the UK insurance operations increased by $502 million to $585 million for the current half year period (2006 – $83 million).

The UK operations have increased premium rates across most classes of business written during the current half year period.

The underwriting result was a loss of $31 million for the current half year period (2006 – a loss of $2 million). The underwriting result included a loss ratio of 74.9% for the current half year period (2006 – 88.7%). This result benefited from the performance of Equity's bespoke business compared to the prior period's result which was substantially generated from the private motor business.

The increase in expenses ratio to 30.9% from 14.5% was mainly due to the different business operating models of Equity compared to Advantage. The current half year period expenses ratio also included:

- Equity's brokerage commission of 10.8%; and
- industry levies of 2.9%.

The insurance profit of $21 million (2006 - $1 million) equated to an insurance margin of 4.0% in the current half year period which is ahead of the 1.6% for the prior period. This is due to Equity producing an insurance margin of 12.9% offset by Advantage which, despite showing first signs of improvements, still recorded an insurance loss for the half year period.

(iv) Asia insurance operations

Gross written premium of the Asia insurance operations was generated from the Thailand operations with a growth of 6% in local currency terms (or 12% in Australian dollars) to $89 million (2006 – $79 million).

The associate company, AmAssurance, generated a flat profit of $3 million for the current half year period (2006 – $3 million).

(v) Reinsurance operations

The reinsurance operations reflect the business underwritten by IAG Re Labuan (from intragroup operations apart from the Australia insurance operation and associates) and Alba (Lloyd's syndicate 4455).

Gross written premium from external parties remained flat at $12 million (2006 – $13 million).

The insurance result was a loss of $38 million for the current half year period (2006 – a loss of $9 million). This was due to:

- the retention of the severe weather events claims reinsured from the UK and New Zealand insurance operations; and
- losses from the Advantage quota share arrangement.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Operating and financial review (continued)

(b) Corporate and investments

Investment income on equity holders' funds (net of investment expenses) decreased by 49% to $86 million from $177 million, including the unitholders' minority interests. The decrease was due to:

- lower investment returns in the major asset classes compared to the prior period; and
- the adoption of a more conservative asset mix of 36% growth assets and 64% fixed interest securities.

The net corporate expenses including the amortisation expenses of the acquired identifiable intangible assets have increased by $29 million to $125 million.

The increase was mainly attributable to the:

- recognition of the full half year period's amortisation expenses of $32 million on identifiable intangible assets arising from the acquisitions of the UK insurance operations in September 2006 and January 2007; and
- recognition of the full half year period's borrowing costs of $16 million from the GBP subordinated term notes issued to partially fund the acquisitions of the UK insurance operation.

Review of financial condition

(a) Financial position

(i) Assets

The total assets of the IAG Group as at 31 December 2007 are $20,566 million (30 June 2007 - $21,637 million). The decrease is mainly attributable to the:

- reduction in investments mainly due to:
  - the repayment of $300 million Australia dollar denominated subordinated term notes and $42 million (GBP 18 million) of unsecured notes against the proceeds from the issue of NZ$100 million NZ dollar denominated subordinated term notes; and
  - funding of the claims payments for the significant June 2007 weather related events;
- decrease in reinsurance recoveries due to a reduction in the gross estimate of the Newcastle storms in June 2007, which was partially offset by potential recoveries on the Sydney hailstorm in December 2007; and
- strengthening of the Australian dollar exchange rate against other currencies as at 31 December 2007 compared to the corresponding exchange rate as at 30 June 2007. This resulted in a reduction in the value of assets held in the UK and New Zealand operations.

(ii) Liabilities:

The total liabilities of the IAG Group as at 31 December 2007 are $15,646 million (30 June 2007 - $16,805 million) with the major component being general insurance liabilities of $12,683 million (30 June 2007 – $12,935 million). The movement is mainly attributable to the:

- outstanding claims liability was reduced by the payment of claims relating to the June 2007 weather related events and a reduction in the estimate of the total losses outstanding for the Newcastle storms in June 2007, partially offset by claims generated in the current half year period;
- repayment of $300 million Australia dollar denominated subordinated term notes and $42 million of unsecured notes, offset partially by the net proceeds from the issue of NZ$100 million NZ dollar denominated subordinated term notes;
- a decrease in investment creditors and trade and other payables; and
- strengthening Australian dollar exchange rate against other currencies as at 31 December 2007 compared to the corresponding exchange rate as at 30 June 2007. This resulted in a reduction in the value of liabilities held in the UK and New Zealand operations.

Operating and financial review (continued)

(iii) Equity:

The movement in equity was mainly due to net profit of $127 million generated during the period less dividend payments to minority interests of $42 million.

The 2007 final dividend paid to IAG equity holders was fully underwritten and has no effect on the movement of total equity from 30 June 2007 to 31 December 2007.

(b) Cash from operations

(i) Cash flows from operating activities:
Net cash flows from operating activities have decreased by $126 million to $73 million.

Excluding the three months and six months impact of the acquisitions of Hastings and Advantage in September 2006 and Equity in January 2007, respectively, net cash inflows from operating activities decreased by $138 million.

The $138 million decrease in net cash inflow is mainly attributable to:

- increase in premium receipts of $113 million;
- increase in interest income receipts relative to a reduction in dividend income as a result of the change in investment mix. to hold only 36% of growth assets and 64% of fixed interest securities.
- higher claims payments of over $300 million including $180 million relating to the storm that occurred in June 2007 and higher claim frequency; and
- timing of the settlement of trade and other payables.

(ii) Cash flows from investing activities:
Cash inflows from investing activities have increased by $365 million to net inflows of $235 million. The movement is mainly attributable to:

- the proceeds of $114 million from disposal of the premium funding loan portfolio compared to the cash outflows of $268 million in prior period for the acquisitions of Hastings & Advantage.

(iii) Cash flows from financing activities:
Cash flows from financing activities have decreased by $1,394 million to net outflows of $339 million. This movement is mainly attributable to:

- repayment of $300 million Australia dollar denominated subordinated term notes and $42 million of unsecured notes during the current half year period;
- proceeds of $732 million from the issue of ordinary shares in 2006 to partially fund the UK acquisitions (net of transaction costs);
- no cash outflows for the 2007 final dividend of $287 million which was fully underwritten compared to a $255 million payment for the 2006 final dividend in the prior period; and
- issue of $88 million (NZ$100 million) NZ subordinated term notes in November 2007 compared to the issue of $617 million (GBP250 million) GBP subordinated term notes (net of discount) in 2006.

Operating and financial review (continued)

(c) Capital adequacy / minimum capital requirements

The IAG Group regulatory capital position relative to its minimum capital requirement ("MCR"), calculated by applying the Australian Prudential Regulation Authority standards for individual licensed insurers to the relevant consolidated results, is 1.87 times MCR as at 31 December 2007 (30 June 2007 - 1.67 times MCR).

The improvement in MCR multiple was mainly attributable to:

The slight increase in regulatory capital as a result of:

- the strengthening of the Australian dollar relative to the British pound, thereby reducing the total value of intangibles assets which are deducted from the capital base;
- net profit attributable to the equity holders of $110 million; and
- issue of NZ dollar denominated subordinated term notes; which was partially offset by the decrease in tier 2 capital due to the repayment of the Australian dollar denominated subordinated term notes.

The decrease in the insurance, investment and concentration risks is due to:

- reduction in net insurance liabilities since 30 June 2007;
- reduction in reinsurance recoveries receivable;
- the reduction in holding of equity securities; and
- the purchase of additional reinsurance cover.

The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 31 December 2007 Investor Report on IAG's website, www.iag.com.au.

Dividends

Details of dividends paid or declared by the Company are set out in note 7.

Events subsequent to reporting date

Details of the matter subsequent to the end of the half year are set out in note 13. This includes:

- Declaration of interim dividend of 13.5 cents per ordinary share.

Lead auditor's independence declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 8 and forms part of the Directors' report for the half year ended 31 December 2007.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 29th day of February 2008 in accordance with a resolution of the Directors:

James Strong
....
Director

....
Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Insurance Australia Group Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2007 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 *in relation to the review*; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG



Brian Greig
Partner

Sydney
29 February 2008

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Notes	CONSOLIDATED	
		31 December 2007	31 December 2006
		$m	$m
Premium revenue	3	3,923	3,369
Outwards reinsurance premium expense	4	(214)	(214)
Net premium revenue (i)		3,709	3,155
Claims expense	4	(2,806)	(2,231)
Reinsurance and other recoveries revenue	3	162	198
Net claims expense (ii)		(2,644)	(2,033)
Acquisition costs	4	(671)	(568)
Other underwriting expenses	4	(302)	(207)
Fire services levies	4	(99)	(103)
Underwriting expenses (iii)		(1,072)	(878)
Underwriting profit / (loss) (i) + (ii) + (iii)		(7)	244
Investment income on assets backing insurance liabilities	3	235	184
Investment expenses on assets backing insurance liabilities	4	(11)	(8)
Insurance profit		217	420
Investment income on equity holders' funds	3	93	185
Fee and other income	3	274	145
Share of net profit of associates	3	1	3
Finance costs	4	(58)	(50)
Fee based, corporate and other expenses	4	(312)	(164)
Net income attributable to minority interest in unitholders' funds	4	(10)	(11)
Profit / (loss) before income tax		205	528
Income tax (expense) / credit		(78)	(146)
Profit / (loss) for the period		127	382
Profit / (loss) for the year attributable to:			
Equity holders of the Parent		110	345
Minority interests		17	37
Profit / (loss) for the period		127	382

		CONSOLIDATED	
		31 December 2007	31 December 2006
		cents	cents
Basic earnings per ordinary share	6	6.07	21.42
Diluted earnings per ordinary share	6	6.03	21.30

The above consolidated income statement should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2007

	Notes	CONSOLIDATED	
		31 December 2007	30 June 2007
		$m	$m
ASSETS			
Cash and cash equivalents		1,118	1,163
Investments		10,525	10,884
Premium receivable		1,935	2,045
Inventories		1	1
Trade and other receivables		982	1,233
Receivables from related bodies corporate		4	1
Current tax assets		39	19
Defined benefit superannuation asset		41	62
Reinsurance and other recoveries receivable on outstanding claims		1,088	1,346
Prepayments		62	62
Deferred levies and charges		119	123
Deferred outwards reinsurance expense		332	224
Deferred acquisition costs		779	789
Deferred tax assets		213	276
Property, plant and equipment		308	297
Investments in joint ventures and associates		79	75
Intangible assets		722	781
Goodwill		2,219	2,256
TOTAL ASSETS		20,566	21,637
LIABILITIES			
Trade and other payables		697	1,139
Reinsurance premiums payable		350	160
Payables to related bodies corporate		-	1
Restructuring provision		-	4
Current tax liabilities		10	63
Unearned premium liability		4,105	4,213
Minority interest in unitholders' funds		296	326
Lease provision		23	22
Employee benefits provision		200	242
Deferred tax liabilities		14	56
Outstanding claims liability		8,228	8,562
Interest-bearing liabilities	8	1,723	2,017
TOTAL LIABILITIES		15,646	16,805
NET ASSETS		4,920	4,832
EQUITY			
Share capital	9(a)	4,648	4,361
Treasury shares held in trust	9(b)	(71)	(69)
Reserves	9(c)	2	(4)
Retained earnings	9(d)	195	372
Parent interest	9	4,774	4,660
Minority interest	9(e)	146	172
TOTAL EQUITY	9	4,920	4,832

The above consolidated balance sheet should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Notes	CONSOLIDATED	
		31 December 2007	31 December 2006
		$m	$m
Income and (expenses) recognised directly in equity during the period, net of tax			
Actuarial gains and (losses) on defined benefit superannuation plans		(2)	14
Net movement in foreign currency translation reserve		(15)	5
Net movement in hedging reserve		9	7
Vesting of share based remuneration		(1)	-*
Acquisitions of minority interest in subsidiaries		-	(5)
Total net income and (expenses) recognised directly in equity		(9)	21
Profit for the period		127	382
Total recognised income and (expenses) for the period		118	403
Total recognised income and (expenses) for the period attributable to:			
Equity holders of the Parent		102	365
Minority interests		16	38
Total recognised income and (expenses) for the period		118	403

* Rounds to zero.

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 9.

The above consolidated statement of recognised income and expense should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Notes	CONSOLIDATED	
		31 December 2007	31 December 2006
		$m	$m
Cash flows from operating activities			
Premium received		4,006	3,387
Reinsurance and other recoveries received		386	297
Claims costs paid		(3,097)	(2,327)
Outwards reinsurance premium expense paid		(187)	(196)
Dividends received		31	48
Interest and trust distributions received		324	191
Finance costs paid		(73)	(60)
Income taxes refunded		14	1
Income taxes paid		(161)	(195)
Other operating receipts		775	642
Other operating payments		(1,945)	(1,589)
Net cash flows from operating activities		73	199
Cash flows from investing activities			
Net cash flows on acquisition of subsidiaries		(7)	(268)
Proceeds from disposal of investments and property, plant and equipment		13,147	10,984
Outlays for investments and property, plant and equipment		(13,002)	(10,819)
Proceeds from disposal of premium funding loan portfolio		114	-
Repayment of premium funding loans		79	209
Advances of premium funding loans		(96)	(236)
Net cash flows from investing activities		235	(130)
Cash flows from financing activities			
Proceeds from issue of ordinary shares		287	750
Proceeds from issue of trust units		378	579
Outlays for redemption of trust units		(414)	(572)
Outlays for treasury shares		(3)	-
Proceeds from borrowings		87	969
Repayment of borrowings		(347)	(352)
Dividends paid to IAG equity holders*		(287)	(255)
Dividends paid to minority interests		(42)	(46)
Dividend received on treasury shares		2	-
Share issue costs paid		-	(18)
Net cash flows from financing activities		(339)	1,055
Net movement in cash held		(31)	1,124
Effects of exchange rate changes on balances of cash held in foreign currencies		(14)	13
Cash and cash equivalents at the beginning of the financial period		1,163	718
Cash and cash equivalents at the end of the financial period		1,118	1,855

* Includes dividends settled with shares under the Dividend Reinvestment Plan (refer to note 7) and the fully underwritten 2007 final dividend (refer to note 9).

The above consolidated cash flow statement should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Insurance Australia Group Limited ("Company", "Parent" and "IAG") is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26, 388 George Street, Sydney, NSW 2000. The consolidated half year financial statements of the Company for the half year ended 31 December 2007 comprise the Company and its subsidiaries (referred to as "Consolidated entity" and "IAG Group").

This general purpose half year financial report was authorised by the Board of Directors for issue on 29 February 2008.

This half year financial report does not include all of the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by the Company during the half year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Statement of compliance

This general purpose financial report for the half year ended 31 December 2007 has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 *Interim Financial Reporting*, the recognition and measurement requirements of other applicable Australian Accounting Standards (including Australian Interpretations) adopted by the Australian Accounting Standards Board ("AASB") and the Australian Securities Exchange Listing Rules.

International Financial Reporting Standards ("IFRS") refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board ("IASB"). IFRS forms the basis of the Australian Accounting Standards. This half year financial report of the Consolidated entity complies with IFRS.

The current IFRS standard for insurance contracts does not include a comprehensive set of recognition and measurement criteria. The IASB continues to work on a project to issue a standard that does include such criteria. Until the issuance of that standard, the financial reports of insurers in different countries that comply with IFRS may not be comparable in terms of the recognition and measurement of insurance contracts.

(b) Basis of preparation of the financial report

The significant accounting policies adopted in the preparation of this financial report have been consistently applied by all entities in the Consolidated entity and are the same as those applied for the annual report for the year ended 30 June 2007 unless otherwise noted. These financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions, with the principal exceptions being the measurement of all investments and derivatives at fair value and the measurement of the outstanding claims liability and related reinsurance and other recoveries at present value.

The presentation currency used for the preparation of this financial report is Australian dollars.

The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity.

(i) *Australian accounting standards issued but not yet effective*

As at the date of this financial report, there are a number of new and revised accounting standards published by the AASB for which the mandatory application dates fall after the end of this current half year reporting period. None of these standards have been adopted and applied for the first time during the current reporting period. The standards that have not been early adopted and that are relevant to current operations are:

- AASB 8 *Operating Segments* mandatorily applicable for the first time to the 30 June 2010 financial report. The revised standard will have no financial impact but will impact on financial report disclosures. A single set of operating segments will replace the business and geographical segments currently disclosed.
- AASB 101 *Presentation of Financial Statements* issued in September 2007 mandatorily applicable for the first time to the 30 June 2010 financial report. The revised standard will have no financial impact but will impact on financial report disclosures.
- The IASB issued a revised IFRS 3 *Business Combinations* in January 2008. It is expected that the AASB will issue a revised AASB 3 *Business Combinations* which will have the same requirements as the IASB standard regarding for-profit entities. The standard is expected to be mandatorily applicable to business combinations for which the acquisition date is on or after 1 July 2009. Early adoption is permitted. The impact of the revised standard has not yet been assessed.

AASB 7 *Financial Instruments: Disclosures* will be mandatorily applicable for the first time to the 30 June 2008 financial report. This standard was issued in conjunction with AASB 2005-10 which makes a number of consequential amendments to other standards arising from the issue of AASB 7. The changes will impact only on annual financial report disclosures.

(ii) *Changes in accounting policies*

There have been no changes in accounting policies which have a material financial impact during the current half year reporting period.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Basis of preparation of the financial report (continued)

(iii) *Reclassifications of comparatives*

There was a restatement of certain balance sheet items due to the finalisation of provisional accounting of the Hastings acquisition, refer to note 10 for further details.

Certain other items have been reclassified from the Consolidated entity's prior period's financial reports to conform to the current period's presentation.

(iv) *Rounding*

Amounts in this financial report have been rounded to the nearest million dollars, unless otherwise stated. The Company is the kind of company referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the process of applying the significant accounting policies, certain critical accounting estimates and assumptions are used, and certain judgements are made.

The estimates and related assumptions are based on experience and other factors that are considered to be reasonable, the results of which form the basis for judgements about the carrying values of assets and liabilities. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised, and the future periods if relevant.

The areas where the estimates and assumptions involve a high degree of judgment or complexity and are considered significant to the financial statements are:

- Insurance contracts related:

  - Claims;

  - Reinsurance and other recoveries on outstanding claims, and;

  - Liability adequacy test.

  There are other amounts relating to insurance contracts that are based on allocation methodologies supported by assumptions (eg deferred acquisition costs; which costs in the shared services model are related to the acquisition of general insurance contracts and so eligible for deferral). The estimates relate to past events, do not incorporate forward looking considerations, and do not change from year to year.

- Other

  - Intangible assets and goodwill impairment testing;

  - Acquired intangible assets initial measurement and determination of useful life;

  - Share based remuneration; and

  - Defined benefit superannuation arrangements.

The determination of the financial impact of each of these areas on the financial performance and position for the current reporting period has involved estimates and assumptions based on judgements. The judgement has been applied in a manner consistent with that used for the annual report for the year ended 30 June 2007.

The accounting judgements made during the half year reporting period that did not involve estimations, including determination of the existence of control when entities are not wholly-owned, the recognition of the identifiable intangible assets acquired in a business combination, and the probability of recovering carry forward tax losses, are considered to have had no significant impact on the amounts recognised in the financial report (31 December 2006 and 30 June 2007 – none).

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED	
	31 December 2007	31 December 2006
	$m	$m
NOTE 3: ANALYSIS OF INCOME		
(a) General Insurance revenue		
Gross written premium	3,851	3,324
Movement in unearned premium liability	72	45
Premium revenue	3,923	3,369
Direct premium revenue	3,910	3,363
Inwards reinsurance premium revenue	13	6
Premium revenue	3,923	3,369
Reinsurance and other recoveries revenue	162	198
Total general insurance revenue	4,085	3,567
(b) Investment income		
Dividend revenue	24	37
Interest revenue	285	188
Trust revenue	32	36
Total investment revenue	341	261
Net changes in fair values of investments		
- Realised net gains and (losses)	(3)	(11)
- Unrealised net gains and (losses)	(10)	119
Total investment income	328	369
Represented by:		
Investment income on assets backing insurance liabilities	235	184
Investment income on equity holders' funds	93	185
	328	369
(c) Fee and other income		
Brokerage and commission	80	21
Other fee based revenue	183	107
Other income	11	17
Total fee and other income	274	145
(d) Share of net profit of associates	1	3
Total income	4,688	4,084

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED	
	31 December 2007	31 December 2006
	$m	$m
NOTE 4: ANALYSIS OF EXPENSES		
(a) Expenses as presented in the income statement		
Outwards reinsurance premium expense	214	214
Claims expense	2,806	2,231
Acquisition costs	671	568
Other underwriting expenses	302	207
Fire service levies	99	103
Investment expenses on assets backing insurance liabilities	11	8
Finance costs	58	50
Net income attributable to minority interests in unitholders' funds	10	11
Fee based, corporate and other expenses	312	164
Total expenses	4,483	3,556
(b) Analysis of expenses by function		
General insurance business expenses	4,103	3,331
Fee based business expenses	237	104
Corporate and administration expenses	125	96
Investment and other expenses	18	25
Total expenses	4,483	3,556

NOTE 5: SEGMENT REPORTING

(a) Primary reporting - business segments

The IAG Group operated in the general insurance industry throughout the half year reporting period. Revenue from the general insurance industry is derived from underwriting insurance in Australia, New Zealand, United Kingdom and Asia and the global reinsurance operations and these form separate reportable segments. Other activities, including corporate services, investment management and investment of the equity holders' funds, form a separate segment.

The reported segments have changed from those disclosed in previous periods as a result of the continued expansion of the IAG Group and the way the business is managed. The change resulted in the merging of what were previously disclosed as two separate segments, being Australia personal insurance and Australia commercial insurance to form Australia insurance. The comparative information provided has been reclassified to conform to the current period's presentation.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

NOTE 5: SEGMENT REPORTING (Continued)

(a) Primary reporting - business segments (continued)

	Australia insurance	New Zealand insurance	United Kingdom insurance	Asia insurance	Reinsurance operations	Corporate and investments	Inter-segment elimination	Total
	$m	$m	$m	$m	$m	$m	$m	$m
31 December 2007								
External revenue	3,138	517	788	103	12	130	-	4,688
Inter-segment revenue	18	6	74	(1)	70	-	(167)	-
Total revenue	3,156	523	862	102	82	130	(167)	4,688
Underwriting profit / (loss)	95	(32)	(31)	(1)	(38)	-	-	(7)
Investment income net of investment fees - technical reserves	160	11	52	1	-	-	-	224
Insurance profit / (loss)	255	(21)	21	-	(38)	-	-	217
Investment income net of investment fees - equity holders' funds	-	-	-	-	-	86	-	86
Share of net profit of associates	-	-	(2)	3	-	-	-	1
Other net operating result	32	-	(2)	(4)	-	(125)	-	(99)
Profit / (loss) before income tax	287	(21)	17	(1)	(38)	(39)	-	205
31 December 2006								
External revenue	3,171	492	93	92	22	214	-	4,084
Inter-segment revenue	-	-	-	-	126	-	(126)	-
Total revenue	3,171	492	93	92	148	214	(126)	4,084
Underwriting profit / (loss)	245	20	(2)	1	(20)	-	-	244
Investment income net of investment fees - technical reserves	153	10	3	2	8	-	-	176
Insurance profit / (loss)	398	30	1	3	(12)	-	-	420
Investment income net of investment fees - equity holders' funds	-	-	-	-	-	177	-	177
Share of net profit of associates	-	-	-	3	-	-	-	3
Other net operating result	27	-	1	(4)	-	(96)	-	(72)
Profit / (loss) before income tax	425	30	2	2	(12)	81	-	528

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED	
	31 December 2007	31 December 2006
	cents	cents
NOTE 6: EARNINGS PER SHARE		
(a) Reporting period values		
Basic earnings per ordinary share[(i)]	6.07	21.42
Diluted earnings per ordinary share	6.03	21.30

(i) The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 *Earnings per Share*. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the half year ended 31 December 2007 would be reduced to 6.03 cents (31 December 2006 - 21.30 cents).

	CONSOLIDATED	
	31 December 2007	31 December 2006
	$m	$m
(b) Reconciliation of earnings used in calculating earnings per share		
Profit for the period	127	382
Profit attributable to minority interests	(17)	(37)
Profit attributable to equity holders of the Parent which is the earnings used in calculating basic and diluted earnings per share	110	345

	CONSOLIDATED	
	31 December 2007	31 December 2006
	Number of shares in millions	Number of shares in millions
(c) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Ordinary shares on issue	1,822	1,616
Treasury shares held in trust	(13)	(9)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	1,809	1,607
Weighted average number of dilutive potential ordinary shares relating to:		
- Unvested share based remuneration rights supported by treasury shares held in trust	13	9
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	1,822	1,616

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- The reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date.
- The reset exchangeable securities on issue by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG, are not considered to be dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

NOTE 7: DIVIDENDS

	Cents per share	Total amount	Payment date	Tax rate for franking credit	Percentage franked
		$m			
(a) Ordinary shares					
Recognised in half year ended 31 December 2007					
2007 final dividend	**16.0**	**287**	**8 October 2007**	**30%**	**100%**
Recognised in year ended 30 June 2007					
2007 interim dividend	13.5	237	16 April 2007	30%	100%
2006 final dividend	16.0	255	9 October 2006	30%	100%
		492			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the IAG Group's accounting policy, a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

(b) Dividend reinvestment

There have been no changes in the terms and conditions of the Dividend Reinvestment Plan ("DRP") in operation during the half year reporting period.

The DRP for the 2007 final dividend paid on 8 October 2007 was settled with the issuance of 58.4 million fully paid ordinary shares priced at $4.9233 per share (based on the average market price for the ten trading days from 10 September 2007 to 28 September 2007 inclusive) with 19.4 million shares issued to existing shareholders with dividend entitlements and 39.0 million shares issued to the underwriter of the subscriptions for the DRP. There was no discount applied.

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this half year financial report and has not been recognised in this financial report.

	Cents per share	Total amount	Expected payment date	Tax rate for franking credit	Percentage franked
		$m			
2008 interim dividend	**13.5**	**250**	**14 April 2008**	**30%**	**100%**

The dividend was declared on 29 February 2008. The Company's dividend reinvestment plan ("DRP) will operate by issuing new ordinary shares to participants at 1.5% discount. The last date for the receipt of an election notice for participation in the dividend reinvestment plan in relation to this interim dividend is 12 March 2008.

	CONSOLIDATED	
	31 December 2007	30 June 2007
	$m	$m
NOTE 8: INTEREST-BEARING LIABILITIES		
(a) Composition		
Unsecured		
Unsecured notes (i)	45	89
NZD senior term notes	44	45
Receivables refinancing debt (i)	-	6
Derivatives related to USD subordinated term notes	122	125
Subordinated term notes (i)	-	299
USD subordinated term notes	273	283
Euro / USD floating rate notes	47	46
GBP subordinated term notes	567	591
NZD subordinated term notes (ii)	88	-
Reset preference shares	550	550
Secured		
Secured mortgage	2	2
Less: capitalised transaction costs	(15)	(19)
	1,723	2,017

(b) Significant changes during the period

There has been no change in terms and conditions of the interest-bearing liabilities since 30 June 2007 except for the following:

(i) The reduction in balances of these interest-bearing liabilities is represented by the repayments made during the current half year period.

(ii) The NZD subordinated term notes have a face value of NZ$100 million, and were issued at par by Insurance Australia Funding 2007 Limited (a wholly-owned subsidiary of Insurance Australia Limited). They are fixed rate notes with an interest rate of 9.105% per annum, payable semi-annually. The notes mature in November 2017, however, they may be redeemed at par at the issuer's option from November 2012 onwards, subject to the approval of the Australian Prudential Regulation Authority ("APRA"). If the notes are not redeemed in November 2012, all notes become floating notes with an interest rate of three month New Zealand Bank Bill Swap Rate plus a margin of 1.50% per annum. The notes qualify for lower tier 2 capital for the purpose of Insurance Australia Limited's APRA regulatory capital position.

(iii) All other movements in balances from 30 June 2007 to 31 December 2007 represent differences in exchange rates at each reporting date and mark to market movements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED			
	31 December 2007	30 June 2007	31 December 2007	30 June 2007
	Number of shares million	Number of shares million	$m	$m
NOTE 9: RECONCILIATION OF TOTAL EQUITY				
Share capital				
Ordinary shares				
Balance at the beginning of the financial period	1,794	1,595	4,361	3,263
Shares issued under institutional placement	-	136	-	750
Institutional placement share issue costs, net of tax	-	-	-	(13)
Shares issued under Share Purchase Plan	-	23	-	125
Share Purchase Plan issue costs, net of tax	-	-	-	(1)
Shares issued for the fully underwritten dividend	59	40	287	237
Balance at the end of the financial period	1,853	1,794	4,648	4,361

	CONSOLIDATED	
	31 December 2007	30 June 2007
	$m	$m
(a) Share capital (refer above)	4,648	4,361
(b) Treasury shares held in trust		
Balance at the beginning of the financial period	(69)	(40)
Acquisition of shares	(3)	(30)
Shares vested and/or released to participants	1	1
Balance at the end of the financial period	(71)	(69)
(c) Reserves		
Foreign currency translation reserve		
Balance at the beginning of the financial period	(34)	(15)
Net exchange difference on translation of foreign operations	(69)	(73)
Hedge of net investment in a subsidiary	54	54
Balance at the end of the financial period	(49)	(34)
Share based remuneration reserve		
Balance at the beginning of the financial period	33	19
Charged to profit for the period	13	15
Transfers from the reserve upon vesting of rights/shares	(1)	(1)
Balance at the end of the financial period	45	33
Hedging reserve		
Balance at the beginning of the financial period	(3)	(10)
Net movements in fair value of derivatives forming hedge	3	(30)
Net movements in fair value recognised in profit	10	40
Net tax impact from movements	(4)	(3)
Balance at the end of the financial period	6	(3)
Total reserves	2	(4)

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

NOTE 9: RECONCILIATION OF TOTAL EQUITY (Continued)

	CONSOLIDATED	
	31 December 2007	30 June 2007
	$m	$m
(d) Retained earnings		
Balance at the beginning of the financial period	372	274
Profit attributable to equity holders of the Parent	110	552
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax	(2)	39
Dividends declared and paid	(287)	(492)
Acquisition of minority interest in subsidiaries	-	(5)
Dividends on treasury shares held in trust	2	4
Balance at the end of the financial period	195	372
Parent interest	4,774	4,660
(e) Minority interests		
Balance at the beginning of the financial period	172	180
Profit attributable to minority interests	17	77
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax, attributable to minority interests	(1)	1
Share based remuneration reserve	-	-
Distributions to minority interests	(42)	(86)
Balance at the end of the financial period	146	172
Minority interests comprising:		
– Share capital	126	126
– Retained earnings	20	46
Minority interests	146	172
Total equity	4,920	4,832

NOTE 10: ACQUISITIONS AND DISPOSALS OF BUSINESSES

31 December 2007

There have been no changes in the current half year reporting period to the IAG Group structure composition having a material impact on the financial performance or position of the Consolidated entity. Brief information is provided about the following transactions that have occurred.

(i) *Acquisition of New Zealand based general insurance business*

The IAG Group acquired the renewal business of Anthony Runacres and Associates Limited effective 30 November 2007 for a total acquisition cost of $7 million including transaction costs and the estimated present value of deferred consideration. The business consists of insurance and risk professionals who specialise in fire and general insurance broking in the commercial sector.

(ii) *Acquisition of regional broking businesses in the United Kingdom*

The IAG Group continued with its strategy in the United Kingdom ("UK") of acquiring smaller regional brokers. There were several businesses acquired during the period with total consideration paid of $11 million. The largest acquisition during the period was the purchase of Just Idol Limited (trading as Diamond Insurance Services) effective 1 November 2007 for a total acquisition cost (including transaction costs) of $5 million.

(iii) *Disposal of CGU Premium Funding loan business*

Effective 17 August 2007, the IAG Group disposed of the existing and ongoing loan business of CGU Premium Funding Pty Limited. A net profit of $9 million was recognised from the sale of the business.

31 December 2006

Information is provided below regarding the finalisation of the acquisition accounting for one of the acquisitions made during the preceding financial year ended 30 June 2007. For further details on the changes in the IAG Group structure during the financial year ended 30 June 2007, refer to the 2007 annual report.

Acquisition of Hastings Insurance Services Limited and Advantage Insurance Company Limited

The Consolidated entity, effective 29 September 2006, acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the UK. The fair value of the net assets and acquired intangible assets have previously been reported on a provisional basis. The table below shows the final amounts used in accounting for the transaction together with adjustments made to the previously reported provisional amounts.

	Notes	CONSOLIDATED		
		Provisional	Adjustment	Final
		$m	$m	$m
Purchase consideration (including transaction costs)	(i)	349	(28)	321
Total assets		447	-	447
Total liabilities	(i)	(422)	(28)	(450)
Fair value of net identifiable assets acquired		25	(28)	(3)
Customer relationships	(ii)	52	(36)	16
Brands		96	-	96
Other contractual arrangements - software		20	-	20
Fair value of identifiable intangible assets acquired		168	(36)	132
Goodwill	(ii)	156	36	192
		324	-	324

(i) This adjustment to the acquired tax liabilities reflects a final assessment received from the UK tax authority of tax liabilities relating to Hastings for tax periods prior to the date when the company was acquired by the IAG Group. The change has been reflected as an adjustment to the consideration paid as the amount is being recovered from the retention account with a portion of the original consideration paid having being retained to settle this known liability. This adjustment has therefore had no impact on the goodwill recognised.

(ii) Detailed work completed in the current half year reporting period has resulted in the identification of errors with certain inputs used in the provisional acquisition date valuation of one of the acquired intangible assets. The correction of these inputs has resulted in a reallocation of value between the acquired intangible asset and goodwill.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

NOTE 11: CONTINGENCIES

There have been no material changes in contingent liabilities or contingent assets since 30 June 2007. As at 30 June 2007, Hastings prior year potential tax assessments were outstanding. The assessments were received during the current half year period resulted in no net financial impact (refer to note 10 for further detail).

NOTE 12: RELATED PARTY DISCLOSURES

The IAG Group continues operating a shared services model with the use of dedicated units and entities to provide services throughout the IAG Group. For further details on these arrangements, refer to the annual report for the year ended 30 June 2007. All transactions that have occurred among subsidiaries within the IAG Group have been eliminated for consolidation purposes.

NOTE 13: EVENTS SUBSEQUENT TO REPORTING DATE

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the half year ended 31 December 2007.

(a) Declaration of interim dividend

On 29 February 2008, an interim dividend of 13.5 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 14 April 2008.

	CONSOLIDATED	
	31 December 2007	30 June 2007
	$	$
NOTE 14: NET TANGIBLE ASSETS		
Net tangible assets per ordinary share	0.99	0.90

Net tangible assets per ordinary share has been determined using the net assets on the balance sheet adjusted for minority interests, intangible assets and goodwill.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes 1 to 14, are in accordance with the Corporations Act 2001 including:

(i) giving a true and fair view of the financial position of the Consolidated entity as at 31 December 2007 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed at Sydney this 29th day of February 2008 in accordance with a resolution of the Directors.



Director



Director

INDEPENDENT AUDITOR'S REPORT TO THE EQUITY HOLDERS OF INSURANCE AUSTRALIA GROUP LIMITED

We have reviewed the accompanying half-year financial report of Insurance Australia Group Limited (the "Company"), which comprises the consolidated balance sheet as at 31 December 2007, and the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the half-year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 14 and the directors' declaration of the consolidated entity comprising the Company and its subsidiaries at the half-year's end or from time to time during the half-year.

Directors' responsibility for the financial report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with the Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the half-year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Company's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditors of Insurance Australia Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Insurance Australia Group Limited and its subsidiaries is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

KPMG



Brian Greig
Partner

Sydney
29 February 2008

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
Directory

Stock Exchange Listings of the Group

ASX Limited:
ASX code for Ordinary Shares: **IAG** (Shares on issue: 1,852,984,748)
ASX codes for Reset Preference Shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)
ASX code for Reset Exchangeable Securities: **IANG** (Listed January 2005)

London Stock Exchange:
LSE code: 70QG for
Insurance Australia Group Limited £250m Fixed/Floating Rate Subordinated Notes due 2026

Investor Information/Administration

Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067

Telephone: 1300 360 688
Email: iag@computershare.com.au
Facsimile: +61 3 9473 2470
Website: www.iag.com.au

Or by mail to:
GPO Box 4709
Melbourne VIC 3001

Investor Relations

Email: investor.relations@iag.com.au
Mr Michael Woods
Head of Investor Relations

Telephone: +61 2 9292 3156
Facsimile: +61 2 9292 3109
Email: michael.woods@iag.com.au

Registered Office

Level 26, 388 George Street
Sydney NSW 2000
Telephone: +61 2 9292 9222

*Key dates for shareholders - proposed calendar of events**

Interim dividend - ordinary shares	
Ex-dividend date	5 March 2008
Record date	12 March 2008
Payment date	14 April 2008
Payment date for IANG quarterly distribution	17 March 2008
Payment date for IAGPA, IAGPB and IANG distributions	16 June 2008
Announcement of full-year results to 30 June 2008	22 August 2008
Final dividend - ordinary shares	
Ex-dividend date	28 August 2008
Record date	3 September 2008
Payment date	3 October 2008
Payment date for IANG quarterly distribution	15 September 2008
Annual General Meeting	11 November 2008
Payment date for IAGPA, IAGPB and IANG distributions	15 December 2008
Announcement of half-year results to 31 December 2008	27 February 2009

**These dates are indicative dates only and are subject to change. Any change will be announced on ASX.*

Table of Contents

1. INTRODUCTION

INSURANCE AUSTRALIA GROUP FINANCIAL PERFORMANCE	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	3,324	4,057	3,851
Gross earned premium	3,369	3,838	3,923
Reinsurance expense	(214)	(250)	(214)
Net premium revenue	3,155	3,588	3,709
Net claims expense	(2,033)	(2,441)	(2,644)
Commission expense	(259)	(306)	(331)
Underwriting expense	(619)	(678)	(741)
Underwriting profit/(loss)	244	163	(7)
Investment income on technical reserves	176	184	224
Insurance profit	420	347	217
Net corporate expenses	(30)	(39)	(27)
Interest	(50)	(69)	(58)
Profit/(loss) from fee based business / share from associates	29	54	29
Investment income on shareholders' funds	166	135	76
Profit before income tax and amortisation	535	428	237
Income tax expense	(146)	(133)	(78)
Profit after income tax (before amortisation)	389	295	159
Minority interests	(37)	(40)	(17)
Profit attributable to IAG shareholders (before amortisation)	352	255	142
Amortisation	(7)	(48)	(32)
Profit attributable to IAG shareholders	345	207	110

Insurance Ratios	1H07	2H07	1H08
Loss ratio	64.4%	68.0%	71.3%
Expense ratio	27.8%	27.4%	28.9%
Commission ratio	8.2%	8.5%	8.9%
Administration ratio	19.6%	18.9%	20.0%
Combined ratio	92.2%	95.5%	100.2%
Insurance margin	13.3%	9.7%	5.9%

Key Financial Metrics	1H07	2H07	1H08
Reported ROE % (Avg Equity) pa	19.5%	9.2%	4.7%
Normalised Cash ROE % (Avg Equity) pa	17.2%	9.7%	6.6%
EBITDA (A$m)	610	555	341
Net cash flow from operations (A$m)	199	202	73
Basic EPS (cents)	21.42	11.79	6.07
Cash EPS (cents)	21.90	14.52	7.84
DPS (cents)	13.50	16.00	13.50
Probability of adequacy of general insurance claims reserves	90.0%	90.0%	90.0%
MCR multiple - Group	2.39x	1.67x	1.87x

1.1 Operating environment and result overview

The Group's profitability for the half has been disappointing (net profit after tax of $110m compared with $345m in 1H07), being adversely impacted by a number of factors:

- Continued soft cycle conditions, particularly in commercial insurance and UK motor;
- Substantially higher storm costs of $326m (before tax) compared with $125m in 1H07 and much higher than the Group's storm allowances of $153m;
- Investment returns on shareholders' funds fell by $90m from $166m in 1H07 due to a combination of market conditions and relative underperformance; and
- A negative impact of $55m before tax due to widening credit spreads. These are expected to be recovered as the portfolio matures.

Accordingly, the reported result is largely reflective of market conditions and not of the underlying profitability of the Group.

With unfavourable conditions such as these, it is important that the Group positions itself to benefit from the inevitable upturn in the market. Consequently, the Group has made a number of decisions designed to improve both profitability and competitive positioning:

- Strengthened the management team with three new Group Executives joining the organisation in key roles - Chief Operating Officer, CEO CGU and Group Executive Business Services;
- The Group continued its focus on productivity improvements during the period:
  - The UK synergies programme has progressed as planned and remains on track to have annual savings of £25m per annum in after tax benefits in place by June 2008;
  - The restructuring of the New Zealand business announced in October 2007 was completed and the Group expects to deliver the targeted 1-2% improvement in the insurance margin from 2H08; and
  - The Group's Corporate Office was reorganised and a separate shared services division created. The Australian business cost base is now under review.
- Continued to address legacy issues in the Hastings/Advantage business in the UK.
- Increased reinsurance protections to reduce volatility in reported earnings in the event that the current level of storm and related weather activity continues;
- Continued pricing discipline and seeking increases where they reflect underlying claim trends whilst maintaining the Group's competitive positioning; and
- Increased the investment in advertising and customer service capability.

In addition, the Group has continued to progress many of its initiatives announced in October 2007. These are covered in more detail in the segmental analysis later in this report.

The Group's GWP showed strong growth of 15.9%, increasing $527m to $3,851m compared with 1H07. This increase was driven in large part from the full period contribution of the UK acquisitions (representing $502m of that growth).

However, this masks solid growth in both the Australian Personal Lines and New Zealand business units, offset by reductions in the Australian commercial insurance businesses. Highlights include:

- Total Australian Personal Lines GWP grew 4.3%[1], a combination of both volume and rate increases;
- Australian Direct Personal Insurance GWP grew 4.6%[1] and is believed to have increased its market share nationally; and
- Australian Commercial Lines increased rates on a number of short-tail portfolios and whilst overall GWP fell 5.9%, profitability and retention levels remained strong.

---

[1] *1H08 v 1H07 and adjusted for LTCS*

The results also demonstrate the success of the Group's strategy of diversifying its income streams geographically. Approximately 70% of the Group's premiums are now sourced from Australia, compared with 81% a year ago. Whilst market conditions are unfavourable at present, this improved portfolio mix should enable more sustainable profitability going forward.

Similarly, the Group's insurance margin also reflects this diversification together with the adverse conditions noted above.

The insurance margin for 1H08 was 5.9%, compared with 13.3% in 1H07. The key driver of this fall is increased frequency of weather related events adversely impacting almost every business. This has driven a general deterioration in claim costs but is particularly related to large events:

- Sydney December 2007 hailstorms;
- UK floods; and
- New Zealand storm (North Island) and earthquake.

Both the Australian and New Zealand portfolios have experienced an increase in claims frequency and average claims costs in the underlying portfolios, which is being addressed with rate increases.

This margin would have been lower had there not been favourable experience in the long-tail classes. Reserve releases for 1H08 totalled $228m, a substantial reduction from 2H07 with CTP experience now tracking closer to pricing expectations.

As previously stated, the quantum of these releases is not sustainable and thus it is pleasing that absent the unusually high storm activity, the underlying margins in a number of the Group's businesses have been strong.

Notably, the insurance margin from Equity Insurance was 12.9% for 1H08, substantially above the expected margin of 10% per annum across the cycle.

This is offset by poor, albeit improving, margins from Advantage resulting in an overall UK insurance margin of 4.0%. Active management of Advantage's portfolio has been a continual management focus over the past six months, resulting in a 5% improvement in its loss ratio from 108.0% in 2H07 to 103.2% in 1H08. Work continues and the business is anticipated to make a positive margin contribution in FY09.

Credit spreads also contributed to the weak insurance margin, representing a 1.5% reduction to the 1H08 results. The cause of this reduction is the mark-to-market loss in the Group's technical reserves backing insurance liabilities as a result of widening credit spreads. Given the very high credit quality of the portfolio, the Group expects to recover this loss as the assets mature.

The Group's return on equity (ROE) for 1H08 was 4.7% or 6.6% normalised[2]. This compares with 19.5% and 17.2%, respectively for 1H07.

Cash earnings per share[3] (EPS) was 7.84 cents per share, compared with 21.90 cents per share for 1H07.

Net cash flows from operating activities was $73m for 1H08, compared with $199m for 1H07 and were impacted by claims paid in relation to the June 2007 Storms.

1.2 Capital management

The Group continues to hold a very strong balance sheet and has maintained all its key capital ratios:

- MCR ratio of 1.87x, ahead of the Group's current benchmark of 1.55x, and compares to 1.67x at 30 June 2007;

---

[2] Normalised for investment returns and adding back amortisation of intangible assets

[3] EPS plus amortisation of intangible items

- This excludes the Group's fully funded contingent capital of $550m, which continues to be held off balance sheet. In the event that the Group exercised its exchange rights into on balance sheet regulatory capital, the MCR ratio would increase to 2.17x;
- Probability of adequacy on outstanding claims maintained at 90%;
- 'AA-' rated by Standard & Poor's[4]; and
- GWP short-tail: long-tail mix of 82:18, broadly in line with the Group's target of 80:20.

Similarly, and in line with the Group's previously stated approach, the Group's counter-party credit risk (both investment and reinsurance) remains very low. As an example, reinsurance recoverables represent only 3.5% of total assets at December 2007.

At 31 December 2007, the Group's net assets were $4,920m, compared with $4,832m at 30 June 2007.

Excluding minority interests, the net assets attributable to ordinary equity holders totalled $4,774m, having increased from 30 June 2007 by the 1H08 net profit after tax.

Total interest bearing liabilities of $1,723m, represent 26.5% of the Group's total capitalisation (excluding minority interests), a significant reduction from the 30.2% at 30 June 2007. As at 29 February 2008, the Group had less than $70m of debt falling due for repayment before 31 December 2008.

1.3 Outlook

Overall, the Group's key markets are expected to continue to be both competitive and challenging in the near term.

The Group's expectations for FY08 are unchanged from the ranges previously stated. Namely, GWP to grow between 7-9%[5] and produce an insurance margin of between 9-11%[5]. However, recent events mean the Group now expects to be at the low end of this range for both GWP and insurance margin.

To minimise the downside risk to this forecast, the Group has also reduced its exposure to catastrophe events by purchasing additional reinsurance covers, which reduce the maximum event retention (MER) to:

- $93m for an Australian event;
- $81m for a New Zealand event; and
- $79m for a United Kingdom event.

From 1 July 2008, these retentions increase by $25m upon the expiry of one treaty.

The Group will continue to execute its acquisition growth strategy where it adds shareholder value, is prudent to do so and is in line with its strict acquisition criteria.

The Group continues to explore a number of productivity initiatives and, as already noted, has already implemented a rationalisation of the Group's Corporate Head Office and the creation of an Australian Shared Services business unit. It is anticipated that these initiatives will continue with further savings to come from the Australian business units.

Overall, the Group believes these actions are beginning to take hold and provide a basis for the associated profit improvements, which will begin to emerge in 2H08 and FY09.

---

[4] *Refers to the Group's rating*

[5] *Subject to no material movement in foreign exchange rates, large losses beyond allowances or a further widening of credit spreads. The sensitivity of the insurance margin to a widening of credit spreads as at 31 December 2007 was approximately $10.5 million for a 10bps movement in yield*

The interim dividend has been maintained at 13.5 cents per share, fully franked. It will be paid on 14 April 2008 to shareholders registered as at 12 March 2008.

The Board has decided to issue new shares to participants in the Group's dividend reinvestment plan (DRP). The Issue Price per Share will be the Average Market Price less a 1.5% discount (see section 7.4 Dividends).

After the payment of the dividend, the Group will have franking credits of $423m available to support future fully franked distributions.

A summary of the outlook by business segment together with a brief commentary is shown below and should be read in conjunction with the detailed commentary later in this report.

	October 2007 briefing FY08 guidance		1H08 results announcement FY08 guidance	
	GWP growth	Insurance margin	GWP growth	Insurance margin
Direct Personal Insurance	2 - 4%	17 - 20%	2 - 4%	12 - 14%
Business Partnerships	4 - 6%	6 - 8%	4 - 6%	1 - 3%
CGU Commercial Lines	(4 - 2)%	14 - 17%	(5 - 3)%	15 - 17%
CGU Broker & Agent	(3 - 1)%	(5 - 3)%	(3 - 1)%	(6 - 4)%
New Zealand	5 - 7%	4 - 6%	1 - 3%	2 - 4%
Asia	9 - 11%	2 - 4%	6 - 8%	1 - 3%
United Kingdom	54 - 57%	5 - 7%	57 - 60%	5 - 7%
Asian Reinsurance	not material	not material	not material	(22 - 20)%
IAG Group	7 - 9%	11 - 13%	7 - 9%	9 - 11%

1.3.1 Australian Personal Lines

Pricing behaviour in the Australian Personal Lines short-tail business remains extremely competitive but rational.

This is not expected to change with price increases implemented in both the indirect and direct portfolios. The Group anticipates these will be ongoing to compensate for the increased frequency and severity of weather events.

The Group is also investing in its brands and customer service while reviewing its cost base to identify productivity savings.

1.3.2 Australian Commercial Lines

For Australian Commercial Lines the Group expects current market conditions to continue for at least the next 12 months as positive long-tail experience supports price reductions in the industry. Weather events and further equity market volatility may hasten the end of this soft cycle.

As foreshadowed in August, the Group has taken a leading position on increasing rates across selected short-tail classes to balance premium growth with appropriate underwriting profitability.

Over 1H08 the average premiums were flat across the portfolio, compared with a reduction of 3% in the prior comparative period. However, the risk of continued soft conditions has led the Group to revise its premium contraction guidance from that given in October 2007.

1.3.3 New Zealand

New Zealand industry conditions are improving with homeowners remaining the most challenging product.

Price increases of 5% have already been introduced for commercial lines and combined with a number of productivity initiatives undertaken in 1H08, the Group expects to see the business return to sustainable margins, including an improvement in the expense ratio of 1-2% from 2H08.

1.3.4 United Kingdom

The UK business has already increased rates across most classes of business to compensate for the recent storm activity, as have many of its competitors.

This, coupled with the improving underwriting performance of Advantage and the further realisation of claims synergies (which remain on track), is expected to result in the UK having a strong competitive position and an insurance margin run-rate of at least 10% by end of FY08.

1.3.5 Asia

The Asian business unit continues to invest in its portfolio, growing both existing investments and seeking new ones in the region.

The Thai business recorded growth of 6% in local currency terms (12% in A$ terms). This was driven by a combination of both volume and premium rate increases as well as an expanded branch network.

The Asian team continues to work closely with its partners in AmAssurance to introduce new products and services as well as support the existing motor book. This resulted in a top line growth of 21.7% in local currency terms (14.4% in A$ terms). A key focus in the coming year is increasing the Group's equity position in AmAssurance.

2. CONSOLIDATED GROUP HALF-YEAR RESULTS



Insurance Australia Group
General Insurance
Corporate & Investments
Australia
International
Investments
Corporate Costs
Direct Personal Insurance
Business Partnerships
CGU Insurance
New Zealand
UK
Asian General Insurance Operations
Asian Reinsurance Operations

INSURANCE AUSTRALIA GROUP LIMITED	1H07 A$m	1H08 Australia A$m	1H08 International A$m	1H08 Corp & Inv't A$m	1H08 Total A$m
Gross written premium	**3,324**	**2,683**	**1,168**	**-**	**3,851**
Gross earned premium	3,369	2,757	1,166	-	3,923
Reinsurance	(214)	(149)	(65)	-	(214)
Net premium revenue	**3,155**	**2,608**	**1,101**	**-**	**3,709**
Net claims expense	(2,033)	(1,791)	(853)	-	(2,644)
Commission expense	(259)	(206)	(125)	-	(331)
Underwriting expense	(619)	(516)	(225)	-	(741)
Underwriting profit	**244**	**95**	**(102)**	**-**	**(7)**
Investment income on technical reserves	176	160	64	-	224
Insurance profit	**420**	**255**	**(38)**	**-**	**217**
Net corporate expenses	(30)	-	(2)	(25)	(27)
Interest	(50)	-	-	(58)	(58)
Profit/(loss) from fee based business / share from associates	29	32	(3)	-	29
Investment income on shareholders' funds	166	-	-	76	76
Profit before income tax and amortisation	**535**	**287**	**(43)**	**(7)**	**237**
Income tax expense	(146)				(78)
Profit after income tax (before amortisation)	**389**				**159**
Minority interests: IMA & MCGI	(37)				(17)
Profit attributable to IAG shareholders (before amortisation)	**352**				**142**
Amortisation	(7)	-			(32)
Profit attributable to IAG shareholders	**345**				**110**
Basic earnings per share (cents)	**21.42**				**6.07**
Diluted earnings per share (cents)	**21.30**				**6.03**

IAG Insurance Australia Group

2.1 Insurance ratios


Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
27.8%
3.3%
8.2%
16.3%
27.4%
3.3%
8.5%
15.6%
28.9%
2.7%
8.9%
17.2%
1H07
2H07
1H08
Administration ratio
Commission ratio
FSL


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
65.4%
69.4%
72.0%
64.4%
68.0%
71.3%
1H07
2H07
1H08
Loss Ratio
Immunised Loss ratio


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
93.1%
96.8%
100.9%
92.2%
95.5%
100.2%
1H07
2H07
1H08
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
13.3%
9.7%
5.9%
1H07
2H07
1H08

2.2 Premiums

- The 1H08 GWP of $3,851m was 15.9% ($527m) higher than in 1H07. The primary contributor to this growth was $502m generated by the UK acquisitions. The Australian Direct Personal Insurance business grew 4.6% (adjusted for the impact of LTCS), Business Partnerships grew by 2.9% and CGU Broker/Agent personal lines grew by 5% compared with 1H07. CGU commercial lines curtailed its growth by 5.9% reflecting the business' decision to shed unprofitable market share in a continuing soft cycle. New Zealand GWP grew 4.8% (or 3.5% in local currency terms).

2.3 Reinsurance expense

- The Group's reinsurance expense of $214m represented 5.5% of gross earned premium compared with 6.4% in 1H07. The reduction was due to the restructuring of the Group's reinsurance programmes.

2.4 Claims expense

- The Group's net claims expense increased by $611m to $2,644m in 1H08. $342m of the increase relates to a full half year's result from the UK operations. $201m of the increase in 1H08 relates to a higher number of severe weather events.
- The Group's reported loss ratio increased 6.9% to 71.3%. Adjusting to exclude the impact of increased discount rates applicable to claims reserves in both years, the immunised loss ratio increased 6.6% from 65.4% in 1H07 to 72.0% in 1H08. The key components of the change were:

- Increased frequency of severe weather and other natural events across the Group. Severe events contributed 8.8% to the Group's loss ratio in 1H08 compared with 4.0% in 1H07. The total cost of these events in 1H08 was $326m compared with $125m in 1H07. The Group's storm loss provisioning allowances were $153m in 1H08 and $129m in 1H07;
- Reserve releases reduced the Group's loss ratio by 6.1% in 1H08 compared with 5.7% in 1H07. Prior year reserve releases were $228m in 1H08 due to positive experiences on prior year claims in CTP and commercial classes;
- Lower underlying profitability in the Australian and New Zealand short-tail portfolios due to both higher frequency, particularly related to weather events and higher average claims costs; and
- The loss ratio in the UK remained steady between 2H07 and 1H08 at around 75%. Whilst still loss making, the Advantage loss ratio improved by 4.8%, reflecting the benefits of increased premium rates flowing through into earned premium and an improvement in the quality of risks being underwritten.

2.5 Insurance operating expenses

- The Group's expense ratio has increased 1.1% to 28.9% in 1H08 (27.8% in 1H07).
- The commission ratio increased 0.7% to 8.9% in 1H08. The Australian commission ratio remained flat. Despite commission rates remaining unchanged, the New Zealand commission ratio increased due to growth in GWP from broker and business partners.
- One-off costs of $8m (0.2%) in relation to integration and productivity initiatives.
- The underlying expense ratio has increased across the major businesses of Australia, New Zealand and the UK due to the investment made to grow these businesses.
- Productivity improvement initiatives are progressing in all of the Group's businesses.

2.6 Corporate expenses

- Net corporate expenses decreased by $3m from $30m in 1H07 to $27m in 1H08.
- The NSW Insurance Protection Tax (IPT) is a blatant tax on insurance company shareholders imposed following the collapse of HIH Insurance in 2001. It remains in force notwithstanding that the HIH losses have been recovered and costs the Group's shareholders approximately $20m before tax per annum. The legislation prohibits the recovery of this levy from policyholders and, for this reason; it is not included in the insurance result.

2.7 Interest

- The interest expense fell $11m to $58m compared with 2H07. This is partly due to $4m in interest income in 1H08 related to the forward points earned from the foreign currency hedging of the Group's UK net investments.

2.8 Profits from fee based business

- The profits from fee based business increased from $26m in 1H07 to $28m in 1H08. The key components were:
  - $16m of prior period payments for the fee based management of workers' compensation business underwritten by the NSW and Victorian governments ;
  - $9m from the sale of the premium funding business;

- UK broking operations loss of $2m compared with $1m profit in 1H07 and $17m profit in 2H07. This was due to lower third party premium income in the Hastings business due to the temporary suspension of a third party panel.

2.9 Investment returns

- Investment income on technical reserves increased from $176m in 1H07 to $224m in 1H08 due to a higher yield and the addition of the Equity Insurance technical reserve assets. The total pre-tax return achieved on the assets in 1H08 was 2.6% (year-to-date) compared to 2.3% in 1H07 (year-to-date). 1H08 investment income was negatively impacted by a $55m mark-to-market loss on the fixed interest portfolio. This loss is expected to be recovered as the portfolio matures.
- The pre-tax return from the shareholders' funds portfolios was 2.6% (year-to-date) for 1H08 (1H07: 7.0%) contributing $76m to the Group's results for the financial year, compared with $166m in 1H07. This reduction was a result of a more conservative asset mix and lower equity market investment returns.

2.10 Tax expense

- The effective tax rate was 38.0% compared with 27.7% in 1H07. In 1H07, the tax rate benefited from franked dividends and prior period adjustments, partially offset by the amortisation of intangibles.
- In 1H08, the tax rate reflected the negative impact of higher amortisation of intangibles and differences in tax rates (losses in lower tax jurisdictions). The Group also earned less franked dividends when compared with 1H07.
- The effective tax rate on the profit before amortisation was 32.9%, a 5.6% increase from 27.3% in 1H07.
- The Group expects the effective tax rate to improve as earnings grow in the lower taxed jurisdictions.

2.11 Amortisation

- The increase in amortisation expense from $7m in 1H07 to $32m in 1H08 relates to the amortisation of identifiable intangibles from acquisitions undertaken during FY07. The decrease on 2H07 from $48m to $32m reflects an appreciation of the A$ against the £.
- The amortisation expense is expected to be $70m in FY08 (subject to no further acquisitions, exchange rate movements or changes in the useful life or impairment of intangible assets). Refer to Section 6 for a schedule of expected amortisation expense for the next five years.

2.12 Difference in reporting treatment

- With effect from 1 January 2007, the Group no longer reallocated the international captive's result back to New Zealand. The comparatives for 1H07, when the international captive commenced operations, have not been restated.

3. AUSTRALIAN GENERAL INSURANCE

AUSTRALIA	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**2,689**	**2,800**	**2,683**
Gross earned premium	**2,750**	**2,698**	**2,757**
Reinsurance expense	(154)	(168)	(149)
Net premium revenue	**2,596**	**2,530**	**2,608**
Net claims expense	(1,672)	(1,688)	(1,791)
Commission expense	(201)	(206)	(206)
Underwriting expense	(497)	(487)	(516)
Underwriting profit	**226**	**149**	**95**
Investment income on technical reserves	159	137	160
Insurance profit	**385**	**286**	**255**
Profit from fee based business	27	38	32
Total Australia result	**412**	**324**	**287**
Insurance ratios			
Loss ratio	64.4%	66.7%	68.7%
Expense ratio	26.9%	27.4%	27.7%
Commission ratio	*7.8%*	*8.1%*	*7.9%*
Administration ratio	*19.1%*	*19.3%*	*19.8%*
Combined ratio	91.3%	94.1%	96.4%
Insurance margin (before tax)	14.8%	11.3%	9.8%


Expense ratio
26.9%
27.4%
27.7%
4.1%
7.8%
15.0%
4.8%
8.1%
14.5%
3.9%
7.9%
15.8%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
1H07
2H07
1H08
Administration ratio
Commission ratio
FSL


Loss ratio
65.6%
68.6%
69.7%
64.4%
66.7%
68.7%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1H07
2H07
1H08
Loss Ratio
Immunised Loss ratio


Combined ratio
92.5%
96.0%
97.3%
91.3%
94.1%
96.4%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
1H07
2H07
1H08
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
14.8%
11.3%
9.8%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1H07
2H07
1H08

- The Australian General Insurance portfolio comprised 70% of the Group's GWP in 1H08 compared with 81% in 1H07. This reflects the continued diversification of the Group's business, primarily driven by the acquisition of the UK businesses.
- The Australian General Insurance GWP is comprised of:
  - Direct Personal Insurance (DPI), 54% of the segment's GWP;
  - Business Partnerships (BP), 13% of the segment's underwritten GWP (this business also receives a fee for managing parts of the Victoria and NSW Governments' workers' compensation schemes); and
  - CGU Insurance (CGU), 33% of the segment's GWP (81% commercial lines and 19% personal lines.
- According to APRA, the market concentration in premium revenue from personal classes of business (house owners/householders and domestic motor vehicle) has grown sharply over the year ended 30 June 2007. The top three general insurance groups accounted for 83% of gross premium revenue for personal business, 5% higher than in the previous 12 month period. The top five groups accounted for 91% of gross premium revenue from personal business, 2% higher than in the previous 12 month period. By State, NSW/ACT had the highest level of market concentration in personal business with the top five groups accounting for 94% of total gross premium revenue.
- The 1H08 insurance margin of 9.8% compares with 14.8% in 1H07. The key components of the movement in margin are continued storm activity (in excess of allowances), declining reserve releases, the soft underwriting conditions in commercial lines and the negative impact of widening credit spreads on investment income, which reduced the insurance margin for 1H08 by 2.1%.
- An overview of the impact from storms, net of reinsurance, and reserve releases for the Australian segment is shown below.

	1H07		2H07		1H08		
	Storms A$m	Reserve Releases A$m	Storms A$m	Reserve Releases A$m	Storms A$m	Reserve Releases A$m	Credit Spreads A$m
DPI	(73)	62	(142)	135	(154)	61	(32)
BP	(16)	2	(42)	8	(30)	(9)	(4)
CGU	(33)	116	(68)	162	(44)	157	(19)
Australia	(122)	180	(252)	305	(228)	209	(55)

- Total storms costs of $228m were incurred in 1H08 compared with $122m in 1H07.
- As a consequence, the businesses have implemented pricing increases in the Business Partnerships and CGU Insurance businesses and pricing reviews are now occurring in the Direct Personal Insurance business. The Group has also reduced the maximum retained catastrophe loss in Australia to $93m[6] for a first event.
- The 1H08 reserve releases include a revision to the calculation of risk margins in CTP and modelling changes in long-tail commercial to better reflect the Group's experience and assumptions. The gap between reserving and emerging experience continues to narrow and is now not as significant as previous reporting periods as the benefits of scheme changes, tort reforms and economic conditions are being reflected in current pricing models.
- 1H08 commission ratio of 7.9% was broadly in line with 1H07.
- 1H08 administration ratio was 19.8% compared with 19.1% in 1H07. The increase in expenses was primarily attributable to increased investment in future growth initiatives such as advertising and an increase in frontline sales staff and acquisition related expenditure.
- More detail is provided by business line in the following pages.

3.1 Direct Personal Insurance

- The Direct Personal Insurance channel includes business distributed under the NRMA brand in New South Wales, Queensland, ACT and Tasmania, the SGIO brand in Western Australia, the SGIC brand in South Australia and the RACV[7] brand in Victoria. Products are both short-tail (motor and home) and long-tail (CTP).

DIRECT PERSONAL INSURANCE	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**1,419**	**1,470**	**1,440**
Gross earned premium	**1,455**	**1,433**	**1,457**
Reinsurance expense	(49)	(51)	(54)
Net premium revenue	**1,406**	**1,382**	**1,403**
Net claims expense	(1,018)	(939)	(1,102)
Commission expense	(35)	(37)	(35)
Underwriting expense	(253)	(239)	(257)
Underwriting profit	**100**	**167**	**9**
Investment income on technical reserves	93	92	92
Insurance profit	**192**	**259**	**101**
Insurance ratios			
Loss ratio	72.4%	68.0%	78.5%
Expense ratio	20.5%	20.0%	20.8%
Commission ratio	*2.5%*	*2.7%*	*2.5%*
Administration ratio	*18.0%*	*17.3%*	*18.3%*
Combined ratio	92.9%	87.9%	99.4%
Insurance margin (before tax)	13.7%	18.8%	7.2%

6 *For further information, please refer to s7.2.6 "Reinsurance protections"*

7 *RACV brand is not owned by IAG. RACV has a 30% interest in IMA, the Group's short-tail underwriter of direct personal lines insurance in NSW, ACT and Victoria.*

3.1.1 GWP - Direct Personal Insurance

- GWP increased by 4.6% (adjusted for LTCS) in 1H08 compared with 1H07 driven by growth of 5.3% in the NSW short-tail insurance portfolios.
- Short-tail GWP growth in 1H08 was 4.8% on 1H07. Average premium per risk has grown nationally by 3.1% on 1H07. Policy count has grown by 1.8%.
  - Motor average premium for 1H08 is 2.9% higher than 1H07.
  - Home average premiums have increased by 3.6% in 1H08 compared with 1H07. Average premium growth was driven from a combination of increases in premium and strong underlying growth in sums insured.
- Short-tail paid risk volumes have grown nationally by 1.8% on 1H07 and by 0.9% on 2H07.
  - Motor paid risk volumes were 1.7% above 1H07.
  - Motor new business sales have shown growth on both 1H07 and 2H07 (up 5.2% and 5.4% respectively), due primarily to the performance in the major markets of NSW and Victoria. The maintenance of competitive pricing positions in both markets, together with the launch of a new marketing campaign in Victoria, were the key contributing factors.
  - Motor paid renewals were 0.8% above 1H07.
  - Home paid risk volumes have grown 1.6% in 1H08 compared with 1H07, driven by accelerated growth in the eastern seaboard states. The strongest growth in volumes occurred in Queensland. Growth in 1H08 compared with 2H07 was strong at 4.4% nationally, with improved risk volumes across all states. Growth has been particularly strong in new business against previous periods: 1H08 grew 5.5% against 1H07 and 7.5% against 2H07.
  - Renewal volumes grew 0.8% in 1H08 compared with 1H07. The NSW due renewal rate remained around 94% with a significant lift in the Victorian rate and smaller improvements in all other states. For Victoria in particular, there has been an increased focus on retention activity, which has contributed in part to the overall improvement.
  - Due renewal rates for short-tail insurance continue to track above 90% and retention rates continue to track above 80%.
- Direct short-tail GWP split by state is shown below.

Direct Personal Lines Short-tail GWP by State
1H08


2%
6%
5%
QLD
SA
TA
WA
25%
NSW/ACT
62%

- On a national basis, the Group's motor and home market shares are estimated to be growing ahead of the market growth rate with NSW, Queensland and Western Australia being the main sources of that growth.
- The 12-month average market share (based on registrations) for NSW CTP was 38%.
- The market share in Queensland CTP continues to increase with the market share in December 2007 being 4.7%, significantly better than the 3.1% in December 2006.
- Average premiums for CTP in both NSW and Queensland remained relatively stable during the period. NSW CTP premiums were increased by 5.6% from 1 November 2007. ACT premiums were reduced by $10 for Passenger Vehicles from 1 October, the decrease reflecting an improvement in the claims frequency.
- The ACT Legislative Assembly recently passed legislation which will open up the ACT CTP market to private sector competition from 1 July 2008. The Group has for many years been the only insurer authorised to write CTP in the ACT. The CTP market in the ACT has a premium income of approximately $90m. The Group anticipates other insurers will participate in this market when the new scheme commences. As such, the Group anticipates losing some market share over the next few years, particularly for the commercial vehicles which have historically under-performed in terms of profitability.
- Under the new arrangements, people registering their vehicles will be able to nominate their insurer on the back of the registration form in a similar way to the Queensland scheme. In order to simplify this process, there will be one premium for each vehicle class regardless of the age of the vehicle and owner. The Group is assisting the ACT Government to build the necessary infrastructure required of an open market, such as the development of an industry deed and the development of sharing rules.

3.1.2 Insurance margin - Direct Personal Insurance

- The 1H08 insurance margin for Direct Personal Insurance decreased to 7.2% from 13.7% in 1H07. The insurance margin has been significantly impacted by increased severe storm activity offset by reserve releases. In addition, widening of credit spreads has also reduced the insurance margin by around 2.3% ($32m). Compared with 1H07, reserve releases in 1H08 have been significantly lower than storms costs. The impact of these is shown in the table below:

DIRECT PERSONAL INSURANCE	1H07 $m	1H08 $m
Reserve releases/(strengthening)	62	61
Storms	(73)	(154)
Total	(11)	(93)
Net impact on DPI loss ratio	(0.8%)	(6.6%)

- Higher frequency and severity of storms in 1H08 resulted in net storm losses (after recoveries) of $154m, which was $81m higher than 1H07. The two major events in 1H08 were the Sydney December 2007 hailstorms with approximately 24,000 claims and the Northern New South Wales/South East Queensland storms (October 2007) with approximately 6,000 claims.
- The response to these storms (especially given the proximity to the June 2007 Storms) has been the implementation of a storms claims management initiative, aimed at mitigating claims cost while improving the customers' claims experience. The key features include the introduction of a system to identify and prioritise critical claims at an early stage, with the aim of preventing further damage, minimising the customer's interruption and the use of an innovative paintless dent repair system, which has been found to reduce automotive panel damage repair costs and turnaround times and utilising a system that facilitates builders to safely undertake external repairs in wet weather.

- Excluding storms, underlying claims experience in the direct short-tail portfolio deteriorated in 1H08 compared with 1H07 as a result of the following factors:
  - Motor claim frequency rose by 2.5% through 1H08 due to increases in collision and windscreen claims. This deterioration was offset by a fall in underlying non-storm frequency in the home book.
  - National car comprehensive average claims cost increased in 1H08 by 0.5% compared with 1H07.

    For WA, 1H08 average claims costs have increased by 4.6% compared with 1H07, driven by higher than national average state inflation rates including cost inflationary issues such as repairer labour rate increases and the strong WA economy. Despite this, the lead indicator information has shown a positive downward trend in WA in recent months.
  - National average claims cost in the home portfolio increased in 1H08 by 3.4% compared with 1H07. This increase has been driven by higher average claims costs in the burglary and fire incident types. Thus, although the frequencies of burglary and fire have reduced, the total incident cost has increased, which has driven the national average claims cost up.
- Going forward, the Group does not expect large long-tail reserve releases as current experience shows closer alignment to prior period reserving assumptions.

3.1.3 Customers and market position - Direct Personal Insurance

- Direct Personal Insurance has maintained competitive pricing positions across motor and home and is seeing tactical pricing movements by the major competitors in each state market.
- A customer satisfaction index (Claims and Sales & Service) of 84 was achieved for December 2007. This is 1 point higher than in June 2007. The combined competitor score of 82 is unchanged from June 2007, placing Direct Personal Insurance slightly ahead of the market.
- Direct Personal Insurance has also focussed on targeted sales initiatives including the first phase of a customer document re-design programme. Motor and home renewal documents and certificates of insurance have been redeveloped in order to make them more appealing and informative to customers while also facilitating enhanced sales and marketing communication. This should lead to increased customer satisfaction, reduced renewal inquiries into the distribution network and possibly a higher due renewal rate.
- The Group has also introduced a number of claims experience improvements including:
  - The Customer Claims Paradigm programme was designed to improve the customer experience during and after a claim with the aim of increasing customer retention rates. To achieve this, a number of initiatives have been piloted or implemented during 1H08 across both the home and motor portfolios. These range from the ability to process some claims at the point of lodgement, to an enhanced service for those who drop off their car at a Care & Repair Centre after an accident, as well as customer service training for some external suppliers. The business surveyed customers during and after implementation of the initiatives, and recorded very positive impacts on customer satisfaction;
  - In August 2007, Direct Personal Insurance announced to the Preferred Smash Repairer industry that it is supporting the smash repair industry in its move towards a transparent remuneration system for repair work, through the introduction of New Times and Rates. There has been an extremely positive response from the industry. This system of pricing will be rolled out across NSW by June 2008 (on a voluntary basis, after which time it will be the business' standard quoting practice from June 2009) and nationally by the end of FY09; and
  - In Queensland, the Group has successfully re-introduced sales and service activity into repair management centres so that customers awaiting motor vehicle damage assessment can have their other insurance needs attended to by retail staff while they wait. When not serving customers face to face, the retail staff remotely take calls from the Brisbane telephone business centre queue.

- The direct channel's marketing capability was recognised at the recent National Multicultural Marketing Awards where it was awarded 'the best campaign by a large organisation' in relation to the joint campaign with NRMA Motoring & Services into the Sydney Chinese community.
- Total average monthly complaints (excluding claims) in 1H08 have continued their long-term improving trend. The 1H08 increases in policies in force assisted in maintaining the complaints/policies ratio at 0.013% - well within the target range.

3.1.4 Outlook and initiatives

- GWP growth for FY08 is expected to be in the range of 2 - 4% (4 - 6% when adjusted for LTCS)
- The insurance margin for FY08 is expected to be in the range of 12 - 14%.
- FY08 NSW CTP market share, as measured by registrations, is expected to be in the range of 38 - 39%.
- Priorities are:
  - Reviewing all pricing;
  - Managing claims costs; and
  - Continued focus on the direct expense base.

3.2 Business Partnerships

- The Business Partnerships channel comprises business distributed through key partnerships such as financial institutions and motor dealerships. Products are all short-tail (home, motor, travel, short-tail warranty, gap and consumer credit). It also includes the fee based businesses involved in providing injury and policy management services on behalf of the Victorian and NSW Workers' Compensation Authorities and employers registered as self insured under Comcare.

BUSINESS PARTNERSHIPS	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**345**	**349**	**355**
Gross earned premium	**336**	**338**	**351**
Reinsurance expense	(19)	(27)	(20)
Net premium revenue	**317**	**311**	**331**
Net claims expense	(186)	(207)	(217)
Commission expense	(61)	(55)	(65)
Underwriting expense	(60)	(67)	(66)
Underwriting profit	**10**	**(19)**	**(17)**
Investment income on technical reserves	11	11	13
Insurance profit	**21**	**(8)**	**(4)**
Profit from fee based businesses	25	36	24
Total business partners result	**46**	**28**	**20**
Insurance ratios			
Loss ratio	58.8%	66.6%	65.6%
Expense ratio	38.2%	39.4%	39.6%
Commission ratio	*19.1%*	*17.8%*	*19.6%*
Administration ratio	*19.0%*	*21.6%*	*19.9%*
Combined ratio	96.9%	106.0%	105.1%
Insurance margin (before tax)	6.6%	(2.6%)	(1.2%)

3.2.1 GWP - Business Partnerships

- During 1H08, the portfolio achieved growth of 2.9% relative to 1H07. The growth in the portfolio was mainly driven by:
  - Motor and home rates moving towards technical rates to address the lower than acceptable underwriting performance within unprofitable segments of the portfolio; and
  - Ongoing strong patterns of home, motor and motorcycle purchases.
  - The above growth was reduced by exiting from two unprofitable portfolios.

- Growth within the business has primarily been organic by increasing sales penetration with existing partners rather than via new partner account acquisition. This reflects the business' investment in systems and processes to manage fewer large strategic partnerships for mutual increased profitability. Included in this has been improving portfolio management techniques such as demonstrating the elasticity of renewals following rate changes and identifying key segments for both the insurer and the business partner.

3.2.2 *Insurance margin - Business Partnerships*

- The 1H08 insurance margin of (1.2%) was lower than 1H07's margin of 6.6% but an improvement on 2H07 which had an insurance margin of (2.6%). The key driver of the volatility has been storm costs. The costs and margin effect in each of the three periods was as follows:
  - 1H07:$16m (5.0%);
  - 2H07:$42m (13.5%); and
  - 1H08:$30m (9.1%).
- The impact of widening credit spreads in 1H08 reduced the insurance margin by around 1.4% ($5m).
- Rate increases in the Financial Institutions channel were implemented in December 2007 (9% average in home) and further rate increases are due in early March in motor. Most of the benefits of these targeted price increases will flow through into earned premiums in FY09. Further work is being undertaken on the policy design and discounts, and steps to achieve technical rates in key segments and partnerships to fully restore the portfolio to acceptable returns.

3.2.3 *Customers and market position - Business Partnerships*

- This channel is highly competitive with ongoing industry consolidation within the small and mid-tier financial institutions and vertical integration within the motor dealer channel. The business' core value proposition is to deliver innovative systems and products to the market to strengthen its position as a key partner in the distribution chain.

3.2.4 *Fee based businesses/managed schemes*

- The net contribution from fee based business of $24m in 1H08 was in line with the $25m contribution in 1H07. The profit for 1H08 includes prior period performance based payments of $16m, primarily relating to loss ratio payments in NSW workers' compensation and lump sum payments (actuarial release) in Victoria workers' compensation. When results have been normalised with prior period and lump sum payments removed, underlying performance has improved in 1H08 compared with 1H07, attributable to:
  - An increase in market share for NSW workers' compensation from 20% in 1H07 to 21.1% in 1H08;
  - An improvement in performance measures achieved for Victoria workers' compensation due to improved results in the work practice audits, and forecasted results in the injured worker survey and return to work rates; and
  - Lower controllable expenses.
- The return on expenses, excluding bonus payments improved to 15.0% in 1H08 compared with 6.0% in 1H07.
- The Group has market shares as at 31 December 2007 in the order of 28.4% in Victoria and 21.1% in NSW (30 June 2007: Victoria 29%, NSW 20%). As expected in Victoria there has been some decline in the manufacturing portfolio driven by economic conditions, with either stability or growth shown in the other major industries. Business Partnerships has also targeted specific sectors as part of its industry forum series, including local and state government (with recent growth success), labour hire and transport. NSW operations delivered positive growth in the SME business, primarily driven through the on-line technology platform ".Live". Results in larger accounts have not been at the same levels although it is expected that there will be an improvement over the coming months based on broker initiatives undertaken in 1H08.

- The financial results of NSW and Victoria workers' compensation benefited once again in 1H08 from performance based prior period payments. With changes to remuneration models and improved stability of the workers' compensation fee based schemes, prior period adjustments will reduce significantly with no material prior period payments expected moving forward, based on current information. This means that future financial results will be driven by performance within the year. The strong economic position in Australia with full employment should assist return to work rates to maximise performance fees.

3.2.5 Outlook and initiatives

- GWP growth for FY08 is expected to be in the range of 4 - 6%.
- The insurance margin for FY08 is expected to be in the range of 1 - 3%.
- Priorities are to:
  - Review rating structures with a view to achieving technical rates;
  - Working in a mutually beneficial arrangement with key distributors to improve portfolio management; and
  - Ongoing focus on improving return to work outcomes in the workers' compensation businesses.

3.3 CGU Insurance

- CGU Insurance comprises business underwritten and distributed through intermediaries, authorised representatives and underwriting agencies.

CGU INSURANCE	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**925**	**982**	**888**
Gross earned premium	**958**	**928**	**949**
Reinsurance expense	(86)	(89)	(75)
Net premium revenue	**872**	**838**	**874**
Net claims expense	(468)	(540)	(472)
Commission expense	(105)	(113)	(106)
Underwriting expense	(184)	(182)	(193)
Underwriting profit	**116**	**2**	**103**
Investment income on technical reserves	55	35	55
Insurance profit	**171**	**37**	**158**
Profit from fee based businesses	2	2	8
Total CGU Insurance result	**173**	**39**	**166**
Insurance ratios			
Loss ratio	53.6%	64.4%	54.0%
Expense ratio	33.1%	35.3%	34.2%
Commission ratio	*12.1%*	*13.5%*	*12.1%*
Administration ratio	*21.1%*	*21.8%*	*22.1%*
Combined ratio	86.7%	99.7%	88.2%
Insurance margin (before tax)	19.6%	4.4%	18.1%

Overview

- Soft market conditions in the commercial insurance industry have continued into a third year, and have yet to show any real signs of a turnaround. Expectations are for strong price-based competition to continue for at least the next 12 months.
- Against this backdrop, CGU Insurance recorded GWP in 1H08 of $888m, a 4.0% decrease on 1H07, and delivered an insurance margin of 18.1%, compared with 19.6% in 1H07. The insurance margin for CGU Insurance continues to benefit from reserve releases, particularly in the long-tail portfolio.
- The performance in 1H08 has been negatively impacted by storms in Northern NSW/South East Queensland and, to a lesser extent, Melbourne.
- The widening of credit spreads resulted in a reduction in the insurance margin of around 2.2% ($19m).
- Profit from fee based business includes the profit on sale of the premium funding business, which occurred in 1H08.

Premiums

- The reduced level of GWP in 1H08 will flow through to earned premium in subsequent periods. However, the net earned premium reduction will be somewhat muted as $15m of the business which was shed was heavily reinsured so there will be a disproportionate reduction in the reinsurance expense.

3.3.1 CGU Insurance: Commercial Lines

- The CGU Commercial Lines products include commercial property, commercial motor, public liability, professional indemnity and workers' compensation.

CGU COMMERCIAL LINES	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**766**	**814**	**721**
Gross earned premium	**799**	**767**	**782**
Reinsurance expense	(78)	(81)	(68)
Net premium revenue	**721**	**686**	**714**
Net claims expense	(360)	(408)	(359)
Commission expense	(79)	(86)	(78)
Underwriting expense	(152)	(150)	(163)
Underwriting profit	**130**	**42**	**114**
Investment income on technical reserves	52	31	50
Insurance profit	**182**	**73**	**164**
Profit from fee based businesses	2	2	8
Total CGU commercial lines result	**184**	**75**	**172**
Insurance ratios			
Loss ratio	49.9%	59.5%	50.3%
Expense ratio	32.0%	34.4%	33.8%
Commission ratio	*11.0%*	*12.5%*	*10.9%*
Administration ratio	*21.1%*	*21.9%*	*22.8%*
Combined ratio	82.0%	93.9%	84.0%
Insurance margin (before tax)	25.2%	10.6%	23.0%

- The Australian commercial insurance market remains soft, with premiums under pressure in all market segments. The recent weather-related claims events may hasten the end of the cycle however a complete turnaround still seems uncertain, with capacity still being maintained in all key segments of the market. Expectations are for strong price-based competition to continue for at least the next 12 months. While continued good experience in most long-tail classes is supporting ongoing premium reductions, the ability to withstand further price reductions in short-tail classes is very limited. CGU Insurance has taken a leading position on increasing rates across selected short-tail commercial insurance portfolios during 1H08.

Premiums

- CGU Insurance Commercial Lines generated GWP of $721m for 1H08. This was 5.9% behind the $766m achieved in 1H07, influenced by:
  - The loss of a single account (GWP of $15m, although the net earned premium was significantly lower);
  - A decline of $18m for workers' compensation mainly due to reductions in rates driven by competition and improved scheme performance across all states; and
  - Soft market conditions, intense competition, and predatory pricing which continues to hinder new business opportunities.
- Overall 1H08 average premiums were flat across the portfolio compared with a reduction of 3% during 1H07.
- Despite rate increases, solid retention rates of around 84% continued to be achieved, broadly unchanged from FY07.
- CGU short-tail commercial lines GWP was in line with 1H07 levels. However, reductions in other classes resulted in short-tail representing 64.2% of the 1H08 portfolio compared with 60.8% in 1H07. short-tail lines continue to be impacted by soft market conditions, price competition, e-Business solutions offered by competitors, and the impact of drought on the rural marketplace.

Insurance Margin

- The 1H08 insurance margin of 23.0% was 2.2% less than the 1H07 insurance margin.
- 1H08 included $23m net costs from the Sydney December 2007 hailstorms, the Northern NSW/South East Queensland storms and Melbourne storms.
- The impact of widening credit spreads in 1H08 reduced the insurance margin by around 2.4% ($17m).
- Reserve releases for 1H08 were $151m, reflecting the continued positive experience emerging as a result of prudent past reserving. While the experience continues to be favourable against the reserving models, there are signs that liability reserving models are moving more in line with emerging experience with the level of releases expected to slow from 2H08.
- Workers' compensation reserving assumptions have continued to respond to favourable experience driven by the booming resource sector in WA and a review of the WA common law reserving assumptions (although it is still only a relatively short period since reforms in this area were implemented).

3.3.2 CGU Insurance: Broker / Agent Personal Lines

- The CGU Personal Lines products are all short-tail (home and motor). The personal lines products sold via this channel are generally sold as an accommodation class for commercial Insurance business. The performance of this portfolio should be viewed together with CGU Commercial Lines as the overall pricing is considered on a total customer basis.

BROKER / AGENT	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**159**	**168**	**167**
Gross earned premium	**159**	**161**	**167**
Reinsurance expense	(8)	(8)	(7)
Net premium revenue	**151**	**152**	**160**
Net claims expense	(108)	(132)	(113)
Commission expense	(26)	(27)	(28)
Underwriting expense	(32)	(32)	(30)
Underwriting profit	**(14)**	**(40)**	**(11)**
Investment income on technical reserves	3	4	5
Insurance profit	**(11)**	**(36)**	**(6)**
Insurance ratios			
Loss ratio	71.1%	86.9%	70.6%
Expense ratio	38.2%	39.1%	36.3%
Commission ratio	*17.3%*	*17.8%*	*17.5%*
Administration ratio	*21.0%*	*21.3%*	*18.8%*
Combined ratio	109.3%	125.9%	106.9%
Insurance margin (before tax)	(7.2%)	(23.6%)	(3.8%)

Premiums

- GWP for short-tail personal lines in 1H08 grew by 5.0% on 1H07. The growth in 1H08 was driven by strong renewals from customer-focussed strategies and risk-based pricing increases in the portfolio. This growth was achieved despite continuing challenges in business being sourced from rural and regional Australia, where continued drought conditions have put pressure on premiums.
- 1H08 retention rates increased to 86% from 82.5% in 1H07.

Insurance Margin

- The personal lines negative insurance margins in 1H08 and previous half years were primarily a result of the high loss ratios in this channel, which is finely priced because the policyholder's commercial business is desirable. As previously noted, this business is primarily sold as an accommodation class with commercial insurance and the margin should be considered in that context.
- The loss ratio has been significantly impacted by severe weather events, particularly in 1H08 and 2H07.
- The impact of widening credit spreads in 1H08 reduced the insurance margin by around 0.6% ($1m).
- 1H08 included $21m net costs in respect of weather events (Sydney December 2007 hailstorms, the Northern NSW/South East Queensland storms and the Melbourne storms) representing 13.1% of net earned premium.
- 2H07 included $30m net costs (Queen's Birthday weekend and Gippsland storms), in total equivalent to 19.7% of net earned premium.
- Insurance margins are expected to improve in 2H08 and beyond from improvements in the loss ratio arising from rate increases as the business moves prices more toward technical rates.

3.3.3 Customers

- A core element of the CGU strategy for long-term profitability throughout the insurance cycle is to maintain effective relationships with intermediaries and improve levels of service and product offerings. This effort has ensured customer retention on policies available for renewal remains around 84% which is broadly unchanged from FY07.
- To mitigate pressure on retention rates as price rises take effect, CGU Insurance has implemented several key initiatives including:
  - A new account management model which is expected to improve retention rates as services to brokers are improved and the quality of service from the account management staff is enhanced through tailored training programmes;
  - Enhancements to claims operations which will also assist in increasing retention rates. These enhancements include the introduction of customer-centric claims teams and a push to make claims operations in general more externally focused; and
  - A revised pricing strategy targeting discount authority towards the key SME segment.

3.4 Discontinued business

3.4.1 Inwards reinsurance

- The net provision for the outstanding claims on this portfolio, which went into run-off in 2001, is approximately $47m in 1H08 compared with $63m in 2H07. This reduction was due to a combination of favourable development, claims payments being made and the completion of two commutations. Negotiations continue on a number of the remaining policies.

3.4.2 Asbestos

- The survival ratio (net reserves as a multiple of the average of the past three years' claims paid) is 35 times at 31 December 2007, in line with that reported at 30 June 2007.
- The survival ratio is provided as an indicator of the Group's reserving for this particular liability due to its very long tail. However, it should be used with caution as different exposures and portfolio mixes may make comparisons unreliable.

3.4.3 Outlook & initiatives

- GWP for FY08 is expected to be in the range of (5%) to (3%) for commercial lines and (3%) to (1%) for personal lines.
- The insurance margin for FY08 is expected to be in the range of 15 - 17% for commercial lines and (6%) to (4%) for personal lines.
- The discussions with Vero Insurance Limited regarding the acquisition of NTI have proved more protracted than expected. The Group is pursuing all options to expedite the transfer of Vero's 50 per cent stake in the NTI business.
- Initiatives for the next six months include:
  - Continue to adhere to price discipline, increasing rates where required, or exiting unprofitable business;
  - Account management project, aimed at revitalising the sales methodology/culture and providing better support tools to the frontline;
  - eCommerce replacement solution, with the aim of providing a differentiated customer offering and improved service delivery; and
  - Continue to drive a strong cost focus.

4. INTERNATIONAL

INTERNATIONAL	1H07	2H07	1H08
	A$m	A$m	A$m
Gross written premium	**635**	**1,257**	**1,168**
Gross earned premium	**619**	**1,140**	**1,166**
Reinsurance expense	(60)	(82)	(65)
Net premium revenue	**559**	**1,058**	**1,101**
Net claims expense	(361)	(753)	(853)
Commission expense	(57)	(100)	(125)
Underwriting expense	(122)	(191)	(225)
Underwriting profit	**18**	**14**	**(102)**
Investment income on technical reserves	17	47	64
Insurance profit	**35**	**61**	**(38)**
Share of profit from associates	3	2	1
Fee based business	(1)	14	(4)
Corporate expenses	(2)	(2)	(2)
Total international result	**35**	**75**	**(43)**
Insurance ratios			
Loss ratio	64.6%	71.2%	77.5%
Expense ratio	32.1%	27.5%	31.8%
Commission ratio	*10.2%*	*9.5%*	*11.4%*
Administration ratio	*21.9%*	*18.1%*	*20.4%*
Combined ratio	96.7%	98.7%	109.3%
Insurance margin (before tax)	6.3%	5.8%	(3.5%)


Expense ratio
32.1%
27.5%
31.8%
10.2%
9.5%
11.4%
21.9%
18.1%
20.4%
1H07
2H07
1H08
Administration ratio
Commission ratio


Loss ratio
64.6%
71.2%
77.5%
1H07
2H07
1H08


Combined ratio
96.7%
98.7%
109.3%
1H07
2H07
1H08


Insurance margin (before tax)
6.3%
5.8%
(3.5%)
1H07
2H07
1H08

- The International segment consists of the Group's United Kingdom, New Zealand and Asian operations and comprised 30% of the Group's GWP in 1H08 compared with 19% in 1H07. Due to the different growth and margin dynamics that exist within the Group's international operations they have been commented upon separately. Through its Asian reinsurance captive, the Group seeks to obtain a benefit from retaining individual business unit exposures and from the efficiency in managing its reinsurance programme centrally.
- In 1H07, the impact of reinsurance written with the Group's international captive was reported in each business unit's results as a means of eliminating the captive's financial performance on consolidation. The international captive is no longer eliminated at the Group level due to the acceptance of business from associate companies.
- 1H08 includes a full six months of reported earnings for Advantage / Hastings and the Equity Group. The segments results in 1H07 do not reflect the acquisition of the Equity Group, which took place in January 2007.

4.1 International - UK

UNITED KINGDOM	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**83**	**642**	**585**
Gross earned premium	**65**	**560**	**576**
Reinsurance expense	(3)	(30)	(46)
Net premium revenue	**62**	**530**	**530**
Net claims expense	(55)	(396)	(397)
Commission expense	-	(38)	(57)
Underwriting expense	(9)	(97)	(107)
Underwriting profit	**(2)**	**(1)**	**(31)**
Investment income on technical reserves	3	30	52
Insurance profit	**1**	**29**	**21**
Share of profit from associates	-	(2)	(2)
Fee based business	1	17	(2)
Total United Kingdom result	**2**	**44**	**17**
Insurance ratios			
Loss ratio	88.7%	74.7%	74.9%
Expense ratio	14.5%	25.5%	30.9%
Commission ratio	*0.0%*	*7.2%*	*10.8%*
Administration ratio	*14.5%*	*18.3%*	*20.2%*
Combined ratio	103.2%	100.2%	105.8%
Insurance margin (before tax)	1.6%	5.5%	4.0%


Expense ratio
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
14.5%
14.5%
25.5%
7.2%
18.3%
30.9%
10.8%
20.2%
1H07
2H07
1H08
Administration ratio
Commission ratio


Loss ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
88.7%
74.7%
74.9%
1H07
2H07
1H08


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
103.2%
100.2%
105.8%
1H07
2H07
1H08


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1.6%
5.5%
4.0%
1H07
2H07
1H08

4.1.1 Overview

- UK GWP represents 15% of the Group's GWP for 1H08 compared with 2% for 1H07.
- The UK is the second largest non-life insurance market in Europe and the third largest non-life insurance market in the world, accounting for 7% of worldwide premium income[8].
- IAG UK is the UK's largest motorcycle insurer, fourth largest personal lines broker and manages the fifth largest motor insurer. It has the UK's third largest personal lines branch network and is the largest broker in Northern Ireland.
- The number of cars on the UK roads is increasing at around 3% pa and each car is being driven less as multi-car families become the norm.
- In the last five years, the internet has become an established purchasing platform for personal lines insurance. By 2009, it is estimated that one third of all private motor policies will be sold online[9].
- In 2005 the internet became the second largest distribution channel for private car insurance. In 2007, 22% of customers purchased private car policies on-line, a 5% increase over 2006, over the phone purchases fell 5% to 66% whilst face to face transactions remain unchanged at 8% (balance of 4% is made up by post)[10].
- The operating environment during 1HY08 continued to be challenging with the market remaining soft and rates taking longer to harden than anticipated. Weather events during CY07 were the worst on record with the UK industry incurring claims totalling £3b from the June and July floods. Accordingly, this has led to rates increases which are now holding, with IAG UK increasing rates across most classes during the period.
- Despite operating environment challenges, the UK operations have delivered a 1H08 insurance margin of 4.0%. This compares favourably with the 1.6% recorded at 1H07 and is below the 5.5% for 2H07. The insurance result includes integration costs of $2.1m.
- Equity produced an insurance margin of 12.9%; offsetting this return was a very disappointing 20% negative insurance margin in Advantage. Despite market challenges, Equity's result for 1H08 compares favourably to the 15.4% margin recorded for 2H07, with its niche markets continuing to significantly outperform the mass market segment.

4.1.2 Premiums

- GWP for 1H08 totalled $585m (£250m). 1H07 GWP of $83m (£33m) represented only three months of Advantage business, with 2H07 GWP reflecting the first full six months contribution from both the recently acquired Equity and Advantage businesses. Despite premium rate increases prevailing during 1H08, GWP for 1H08 was lower than 2H07 GWP of $642m (£262m) following the conscious decision to reduce the Group's exposure to underperforming private motor business, particularly in Advantage.
- The AA's 'Shoparound' premium (an average of the lowest three premiums for each risk quoted in the Index) for comprehensive motor rose by 3.9% to £415.69 and by 2.2% for non-comprehensive motor to £398.40 in the fourth quarter of calendar year 2007. In the year to 31 December 2007, the 'Shoparound' premium rose by 4.8% for comprehensive motor and by 8.2% for non-comprehensive motor.
- The Group has increased private motor premiums quoted over the past 12 months by 5% - 18% depending on the distribution channel, as well as revisiting its underwriting strategy and concentrating on profitable market segments.

---

[8] *Swiss Re, sigma No4/2007*

[9] *September 2007 Datamonitors*

[10] *September 2007 Datamonitors*

- Rate increases have been necessitated by above inflation increases in cost of accidental damage and bodily injury claims. Further rate rises are expected in all classes in 2008 but strong competition in the private car market continues, with internet aggregators maintaining price competition while the larger direct insurers are focusing on policy features. Despite this price competition, rate increases of 13% across the private car market have been achieved during the 2007 calendar year.
- The household market was hit by two flood events in the calendar year and by December many schemes were attracting overall increases of 10%. The Group has increased rates by 11% in this class. A consequence of this inclement weather has been an increase in the number of households taking up contents insurance.
- Motor business, which includes private motor, fleet, specialist motor and motorcycle business, accounted for 87% of 1H08 UK GWP, with household insurance accounting for approximately 9% of total GWP. Private motor represented 46.5% of total GWP, compared with 48.0% for 2H07.
- Equity's 1H08 GWP was 4.7% below the premium written in 2H07 in local currency terms. This is predominantly due to reduced private car volumes where there has been a deliberate strategic shift towards fleet and specialist motor.
    - The private car proportion of the portfolio has reduced from 30.5% in 2H07 to 26.5% in 1H08, with further reductions anticipated in 2H08. Private motor quoted rates were increased during the period by 10% and indications are that these increases will stick and the market will continue to look to increase rates.
    - Fleet and specialist motor classes, where Equity has significant expertise leading to competitive advantage and which have less exposure to internet pricing pressures have increased from 40.7% in 2H07 to 42.6% in 1H08. Growth in the proportion of fleet and specialist risk classes has largely been achieved through leveraging the strongest broker relationships. The fleet and specialist motor market remains competitive, however rates have started to harden and further rises are expected in 2008. Despite competitive pressure, renewal rates remain strong and have increased, notably in specialist motor where 97% of business was renewed during November 2007 in the London fleet market business.
    - Motorcycle volumes have decreased and rates were static at the start of 2H07. Increased competition including the acquisition of motorcycle brokers by insurers is causing pressure on rates at both ends of the motorcycle market. Motorcycle quoted rates were increased by 10% in December 2007.
- In local currency terms, Advantage GWP in 1H08 is 3.8% below 2H07. This is primarily due to the reduction in business volume as a result of the rating increases applied to the underperforming external broker business. The reduced exposure to this channel is aimed at improving overall profitability. This book now accounts for 39% of business compared with 55% in FY07 and this has predominantly been achieved through rate increases and profile shifts. This reduction in GWP has been partially offset by an increase in business written through the internet as this source of business continues to expand. GWP comprises both motorcycle and private car, with the proportion of private car business being 96% (95% for 2H07).
- In 1H08, Advantage ratings actions for external brokers increased quotes by around 12% compared with 6% for the broker market overall to reduce exposure to underperforming business. The rate increases were needed to address poor claims performance and going forward Advantage will continue to raise premiums to align account performance. Rate increases were targeted at the worst performing segments and this has led to a reduction of business in these segments. 1H08 has also seen a move away from younger drivers towards a higher proportion of business written with older drivers, reflecting changes to the pricing policy taken during the period. Specific targeting is occurring of the over 50s market, which is known to have a reduced claims frequency and claims cost. Actual rate increases achieved were lower than the headline rate increases at 7% for external broker business and 5% for direct business, reflecting the improved mix of business written.

- Further improvements to the Advantage rating engine will be implemented in 2H08, with enhanced actuarial pricing models being rolled out, leveraging the Group's capability.
- A quota share treaty was established with IAG Re Labuan, ceding 60% of Advantage business incepting from August 2007. This has had a positive impact on the reported performance of the UK operations.

4.1.3 Claims

- The 1H08 loss ratio of 74.9% for the UK business is in line with the 2H07 loss ratio of 74.7% and well under the 1H07 loss ratio of 88.7%, which reflected the predominantly private motor book of Advantage. Equity was acquired in January 2007.
- Equity's 1H08 loss ratio of 64.2% has increased from the 62.0% achieved during 2H07. Bodily injury claims costs are estimated to have risen by 7% during 1H08 and accidental damage claims costs have risen by 2-3%. IAG UK achieves a lower overall claims inflation rate of around 3-4% compared with an estimated industry claims inflation rate of 4-5% and this benefit is expected to continue for the medium term. This is achieved through its business mix of more comprehensive policies, fewer younger drivers, proactive claims handling policies and low reinsurance retention. Bodily injury claims continue to be higher than inflation and averaged 9.5% over the period 1996-2006. IAG UK achieves a lower inflation rate of 7%, reflecting the more selective business mix.
- Claim frequency across the industry continues to be flat. A November 2007 Deloitte report on UK motor insurance indicates that claims frequency is trending slightly downwards, dropping from 21% in 2001 to 20% in 2007.
- Advantage loss ratios have improved from 108.0% for 2H07 to 103.2% for 1H08, reflecting the measures implemented to improve the book. External business, which was reduced materially during 1H08, has historically run at a higher loss ratio than business sold directly through Hastings.
- The UK business' net loss from the summer floods in 1H08 was $9m. However, the Group's loss was higher as the Asian reinsurance unit had provided covers to the UK business.

4.1.4 Expenses

- The expense ratio for 1H08 was 30.9%, which is inclusive of industry levies totalling 2.9% relating to the motor classes of business. The 2H07 expense ratio was 25.5%.
- The increase in the underlying commission ratio is largely due to change in business mix, with household and special risk classes of business attracting higher commission rates.
- The 2H07 commission expense included $8m profit commission received from the Group's managing agent in respect of syndicate profit share arrangements. Profit commission received during 1H08 was $0.4m, with 2H08 expected to deliver a similar benefit to that of 2H07.
- One-off integration costs of $2.1m relating to underwriting were incurred during 1H08.
- Underlying expenses in 1H08 have slightly increased over 2H07 due to the establishment of various internal functions and increased labour costs.

4.1.5 Customer

- The "Unleashing the Potential" integration programme and the implementation of revised underwriting and claims strategies will lead to operating model improvements crystallising in FY09.
- A project commenced at the end of 2007 to carry out a full strategic review of the current operating model and make recommendations to ensure that IAG UK is strategically positioned to maximise value, in particular, in light of the market's shift to internet distribution. The aim of the project is to create, in the long term, a robust and flexible business model supporting market leading distribution and underwriting.
- Strong retention rates exist in the Equity bespoke business and are holding firm in private motor in the face of fierce competition. Broker retention rates for motor are 86.2% in 1H08 versus 84.2% for 2H07, reflecting the strong focus within the business to increase retention rates.
- Equity is introducing satellite underwriting offices in FY08 to position underwriting staff closer to target markets. The first two of these offices are due to open in March 2008.
- Both Equity Red Star and Advantage are planning to enter the SME insurance market during 2008-09, depending on market conditions.
- Advantage plans to launch a home insurance product in 2H08 as well as investigating other product development to support customer requirements of the Group's broking channels. Advantage will continue to be Gibraltar-based, thereby utilising the benefits of that jurisdiction.

4.1.6 Fee based business

- Including one-off integration costs of $8m, the UK fee based business incurred a net loss of $2m for 1H08. This is comprised of a net loss of $5m from broking fee business offset by managing agent fees of $3m.

4.1.7 Broking

- Net broking loss for 1H08 was $5m. The 1H08 reported result compares unfavourably to the 2H07 contribution of $13m and $1m for 1H07. The key component of the reduction was in Hastings, including:
  - Shift of business away from call centres onto the internet, resulting in narrower margins and reduced opportunity to up-sell high margin add-ons (e.g. legal expense insurance and premium finance);
  - Reduced third party commissions due to the temporary suspension of third party panel following issues identified with the pricing engine. Remedial work is well-progressed and the panel should be reactivated during 2H08 with the key underwriters participating; and
  - As already noted, one-off integration costs of $8m incurred during 1H08.

- The following table presents these results on a gross basis:

UNITED KINGDOM	1H07	2H07	1H08
Broking GWP - third parties	£13m	£71m	£55m
Broking income - third parties	$7m	$21m	$23m
Commission on other products and other income	$14m	$69m	$57m
Total broking income	**$21m**	**$90m**	**$80m**
Broking expenses	($20m)	($77m)	($85m)
Net broking income/(loss)	**$1m**	**$13m**	**($5m)**

- As at 31 December 2007, the Group had 83 branches, located in three geographical 'footprints' in the UK: the North/Midlands, the South and Northern Ireland. Seven branches were acquired during 1H08 and the Group aims to have 100 branches by December 2008.
- Branch acquisitions are continuing in a strong buyer's market due to proposed capital gains tax legislation changes that, if enacted, will take effect from April 2008.
- Owned branches at December 2006 were placing 50% of their business with Equity by end of 1H08. Open & Direct Insurance Services (ODIS), acquired in January 2007, is currently placing 14.3% of its business with Equity, an increase from nil when ODIS was acquired.
- Aggregator volumes are up considerably since 2006 and although internet acquisition costs are low, margins are tight due to discounting and reduced opportunities to up-sell add-on products.
- Market conditions remain very competitive and the Hastings brand is being relaunched in 2H08. This will focus the brand on sustainability and aims to build a stronger relationship with the policyholders to increase retention.

4.1.8 Managing agent fees

- The Group derives fee income from managing Lloyd's insurance syndicates. 64% of this fee income (equal to the Group's syndicate capacity ownership) is set off against underwriting expenses. The balance of $3m for 1H08 is included within fee based business.

4.1.9 Synergy benefits

- The IAG UK Group integration programme titled 'Unleashing the Potential' (UTP) commenced in March 2007 and brings together the Equity Insurance Group and the Hastings/Advantage Group. The programme will strengthen the Group's presence in the volume market, using owned distribution, and in the specialist market, using the Group's expertise in a number of niche sectors such as motorcycles, fleet, haulage and agricultural vehicles.
- The integrated corporate structure is in place and process improvements and Group alignment tasks are well advanced.
- The expected integration and synergy benefits of £25m after tax per annum by 30 June 2008 (announced at August 2007) are on track for delivery. Project expenditure in 1H08 was £4.5m, with a further £3.5m forecast for 2H08.

4.1.10 Share of profit from associates

- The $2m share of loss from associates relates to the Group's 26.5% investment in Arista and 26.7% in InsuranceWide, an internet referral portal. Arista is a commercial lines underwriting agency where the Group underwrites its motor book. As Arista is still in start-up mode, the majority of the loss recorded in 1H08 is attributable to costs associated with establishing the business.

4.1.11 Affinity

- The affinity branded proposition is a proven distribution channel for the Group. Currently, the Group has a large existing base of affinity partnerships including such well known brands as Renault, Chevrolet, Harley Davidson, Skipton Building Society, Cardif Pinnacle (part of the BNP Paribas Group), Alliance & Leicester plc, Nissan Motor (GB) Limited and MAN Financial Services plc. There have been no significant changes to the affinity partnerships during 1H08.

4.1.12 Outlook

- FY08 GWP growth is expected to be in the range of 57 - 60% reflecting the full year's contribution of Equity and Advantage.
- The FY08 insurance margin is expected to be in the range of 5 - 7%.
- The UK insurance margin run-rate is expected to be at least 10% by the end of FY08.
- Continued improvement of the Equity business mix, as a drop in private car volume is made up by gains in bespoke business.
- The Advantage combined operating ratio is anticipated to remain at 125%+ for FY08. Based on remedial action undertaken in underwriting, a positive insurance margin run-rate is expected in FY09.
- Net broking income is expected to break even for FY08.
- £25m of after tax run-rate synergies are on track for FY09.

4.2 International - New Zealand

NEW ZEALAND	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**460**	**508**	**482**
Gross earned premium	**470**	**483**	**489**
Reinsurance expense	(42)	(51)	(54)
Net premium revenue	**428**	**432**	**435**
Net claims expense	(258)	(272)	(322)
Commission expense	(45)	(47)	(47)
Underwriting expense	(98)	(76)	(98)
Underwriting profit	**27**	**37**	**(32)**
Investment income on technical reserves	12	10	11
Insurance profit	**39**	**47**	**(21)**
Insurance ratios			
Loss ratio	60.3%	63.0%	74.0%
Expense ratio	33.4%	28.5%	33.3%
Commission ratio	*10.5%*	*10.9%*	*10.8%*
Administration ratio	*22.9%*	*17.6%*	*22.5%*
Combined ratio	93.7%	91.4%	107.4%
Insurance margin (before tax)	9.0%	10.9%	(4.8%)


Expense ratio
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
33.4%
10.5%
22.9%
28.5%
10.9%
17.6%
33.3%
10.8%
22.5%
1H07
2H07
1H08
Administration ratio
Commission ratio


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
60.3%
63.0%
74.0%
1H07
2H07
1H08


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
93.7%
91.4%
107.4%
1H07
2H07
1H08


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
9.0%
10.9%
(4.8%)
1H07
2H07
1H08

4.2.1 Overview

- NZ GWP represents 12% of the Group's GWP for 1H08 compared with 14% for 1H07.
- The IAG NZ operation has achieved strong top line growth in 1H08, whilst adopting a disciplined approach to pricing and seeking to maximise profitable opportunities in all lines of business.
- However, abnormally severe weather and other natural events have resulted in exceptionally large claims being incurred during 1H08. There was also an unusual level of individual large losses (e.g. hotel fires). Consequently, a negative insurance margin of 4.8% for 1H08 was recorded and compares unfavourably to the 9.0% insurance margin recorded for 1H07.

4.2.2 Premiums

- 1H08 GWP grew by 4.8% to $482m against $460m in 1H07 (3.5% growth in NZ$ terms), this has been achieved despite tough market conditions, although varying in composition.
- Analysing this strong top line growth across New Zealand's distribution channels in NZ$ terms
  - The Direct channel GWP (approximately 36% of NZ GWP) was steady in comparison with 1H07. Commercial Direct GWP has increased over 1H07 as a result of volume growth in the commercial and liability product lines and the Easy-biz product suite. In personal lines, the conversion to the Australian personal lines (HUON/Bonus) technology and the new rating model continues to be rolled out.
  - Business Partners (approximately 18% of NZ GWP) grew by 3.2% or NZ$3m on 1H07. This growth has been across all personal and commercial lines. The largest increase has occurred in commercial lines, with solid growth in the commercial banking partners' small to medium business segment.
  - The Broker channel (approximately 46% of NZ GWP) similarly grew by a strong 7.8% or NZ$19m. The main contribution to this growth was from the commercial lines portfolio, which increased its top line by 10% over 1H07. This sales success transpired despite a highly competitive corporate market, with a number of new accounts won during the June/July 2007 renewal period. In comparison to 2H07, 1H08 GWP is NZ$17m lower, reflecting the seasonality of the broker portfolio. The personal lines business grew in 1H08 by a modest 2.7% over the 1H07 period, driven by a combination of volume and price increases.
- Reinsurance expense increased by $12m in comparison to 1H07, mainly due to the Group's decision at 1H07 to report the impact of reinsurance written with the Group's captive in the business unit's results. The impact of this was to reduce the New Zealand business' reinsurance expense by $10m in 1H07. Growth in the Broker business continued, securing three large clients in June 2007, with the reinsurance impact flowing through into FY08.
- Based on September 2007 ICNZ statistics, the Group has a 36.2% market share of the NZ fire and general insurance market, reflecting a slight increase on both the September 2006 and June 2007 quarterly market share of 35.8% and 36.0%, respectively.

4.2.3 Claims

- Net claims expenses have increased by $64m over 1H07 following the unusual extreme weather events in July, the December Gisborne earthquake, and an abnormal level of individual large losses. The 1H08 loss ratio of 74.0% is significantly above the 1H07 loss ratio of 60.3% when there was an absence of similar abnormal weather activity.
- Details of the significant events in 1H08 are as follows:
  - Upper North Island storm, on 10 and 11 July 2007 incurred claims cost of $26m. Abnormal rainfall (second highest since records began in 1937) was experienced in this region, resulting in floods and several massive landslips forcing residents to evacuate their homes.
  - North Island tornadoes between 4 and 14 July 2007 incurred claims costs of $3m;
  - South Island frosts on 8 and 9 July 2007 incurred a claims cost of $3m; and
  - An earthquake with a magnitude of 6.8, struck the East Coast of the North Island (Gisborne) in December, incurring a total cost of $9m. Whilst earthquakes exceeding the magnitude of 6.0 are not uncommon, recent earthquakes have struck offshore and/or at greater depth and/or in relatively unpopulated areas, with minimal insurance losses.
- Underlying claims frequency has slightly deteriorated on 1H07 due to poor weather in the period and a higher level of claims on personal property. The average cost of claims has also increased due to an unusually high number of large fire losses and increased repair costs resulting from the tight NZ labour market and increased material costs.

4.2.4 Expenses

- The 1H08 expense ratio of 33.3% was steady compared with the 33.4% recorded for 1H07. 1H08 was 4.9% ahead of the 28.5% for 2H07. This increase on 2H07 is the result of:
  - Ongoing operating costs relating to the implemented technology platform (HUON/Bonus) in the Direct business. Related documentation costs arising from the rollout of the platform were also incurred during the half (combined impact to 1H08 expense ratio is approximately 1.2%);
  - Redundancy costs and consultancy fees incurred relating to productivity improvement (impact to 1H08 expense ratio is approximately 0.9%). This initiative is expected to deliver a 1% - 2% improvement in the insurance from 2H08; and
  - Commission costs are slightly ahead on 1H07 following growth in GWP in the Broker and Business Partner channels.
- There were no significant changes to commission rates during the period, however broker consolidation continues in the NZ market.

4.2.5 Customer

- The Direct channel has spent the past six months bedding down multiple initiatives implemented during FY07. In particular:
  - The conversion to HUON/Bonus. Final transition is due to be completed in July 2008 and one of the many benefits will be to provide a more granular approach to the pricing of the State personal book. The ability to price risks accurately based on the individual and the geographical area will allow a more competitive strategy in all metropolitan areas of New Zealand; and
  - The regional call centre network, which has been highly successful with improved conversion rates over the existing call centres.

- Continued investment in technology in both the Business Partners and Broker channels to improve customer connectivity and deliver process and productivity benefits.
- The Insurance Brokers Association of New Zealand (IBANZ) Insurer of the Year survey results saw NZI win the Insurer of the Year Award as voted by the IBANZ members. NZI was the clear winner in all areas measured including service, product, reputation, value and business support. NZI was ranked first out of the 10 insurers for all key areas.
- Overall customer satisfaction across IAG NZ remains high at 86.7% (July to December 2007) and slightly higher than the 2006 - 2007 annual result of 85.9%. More favourable responses in the claims areas across all businesses have contributed to this improvement.

4.2.6 Outlook

- GWP growth for FY08 is expected to be in the range of 1 - 3%.
- Insurance margin for FY08 is expected to be in the range of 2 - 4%.
- All business units are predicting positive growth over the next 12 to 18 months. This is based on current growth trends in the Broker and Corporate Partner channels. Growth in the Direct channel will be supported by a new advertising campaign for State, which was launched in early February 2008. The campaign is television-led, but will extend to all sales channels including radio, online and point of sale. The campaign is expected to build brand consideration and sales momentum.
- IAG NZ is confident that claims can be managed at historical levels going forward with an expected return to more normal weather conditions.

4.3 International - Asian operations

ASIA	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	79	89	89
Gross earned premium	80	87	88
Reinsurance expense	(17)	(20)	(21)
Net premium revenue	63	67	67
Net claims expense	(41)	(44)	(44)
Commission expense	(11)	(13)	(13)
Underwriting expense	(9)	(11)	(11)
Underwriting profit	2	**(1)**	**(1)**
Investment income on technical reserves	3	5	1
Insurance profit	5	4	-
Share of profit from associates	3	4	3
Fee based business	(2)	(3)	(2)
Corporate expenses	(2)	(2)	(2)
Total Asian operations result	4	3	**(1)**
Insurance ratios			
Loss ratio	65.1%	65.7%	65.7%
Expense ratio	31.7%	35.8%	35.8%
Commission ratio	*17.4%*	*19.4%*	*19.4%*
Administration ratio	*14.3%*	*16.4%*	*16.4%*
Combined ratio	96.8%	101.5%	101.5%
Insurance margin (before tax)	7.9%	6.0%	0.0%



Expense ratio
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
31.7%
17.4%
14.3%
35.8%
19.4%
16.4%
35.8%
19.4%
16.4%
1H07
2H07
1H08
Administration ratio
Commission ratio



Loss ratio
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
65.1%
65.7%
65.7%
1H07
2H07
1H08



Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
96.8%
101.5%
101.5%
1H07
2H07
1H08



Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
7.9%
6.0%
0.0%
1H07
2H07
1H08

IAG Insurance Australia Group

4.3.1 Overview

- Asian GWP represents 3% of the Group's GWP for 1H08, consistent with 1H07.
- 1H08 has seen IAG continue in its efforts to build a personal lines insurance business in Asia. Whilst no acquisitions have been completed in this period it has been a challenging six-month period. The Group's strategy in Asia remains two-fold:
  - To build via acquisition a portfolio of strategic investments in predominantly personal lines insurers in key priority Asian countries; and
  - To unlock and create value in those assets through capability transfer of the Group's core competencies in underwriting, product development, claims management, risk management, direct distribution, reinsurance, and asset management.
- The key priority markets remain India, China, Malaysia and Thailand.
- During 1H08 the Group analysed a number of potential opportunities in these markets, remaining disciplined in terms of the Group acquisition criteria and not paying unrealistic or temporarily inflated prices, and also being very focused on the strategy and target markets for the region.
- The Group is currently in varying stages of progress in relation to opportunities in India, Malaysia and China and is confident that it will be successful in the short to medium term in both India and Malaysia. However, following the Group's withdrawal from the CPIC process, its objectives in China are likely to take longer to fulfil.
- The process for restructuring the investment in AmAssurance in Malaysia continues and the Group believes that it we will be able to complete an increase in its investment stake in the non-life insurance business from 30% to 49% by the end of 2H08. Divestment of its interest in the associated life insurance business is expected in the short to medium term.
- Thailand's overall economy and the insurance sector in particular had below average growth in 1H08. The continued political uncertainty following the military coup more than twelve months ago and the lack of a clear majority for any party following recent elections has kept consumer confidence low, leading to a sustained slow-down in GDP. Thailand's GDP grew by 4.8% in 2007 compared with 5.1% in 2006 (source: International Market Assessment (IMA), Asia December 2007). IMA Asia reports this level of GDP is a full 2% below Thailand's potential and has been affected by the continued political uncertainty, a slow recovery in investment and a slight easing in export growth.

4.3.2 Thailand

Premiums

- Despite these difficult conditions the Group's Thai businesses - Safety Insurance and NZI (IAG) Thailand - managed to grow GWP in 1H08 by more than 12% (6% in local currency terms) compared with 1H07. Compared with 2H07, GWP for 1H08 was steady with solid rate movements achieved offsetting a reduction in policy volumes.
- The Group's market share is approximately 4.5% for the businesses combined, and collectively the Group holds the number four market position (based on GWP). The strong growth in premium in 1H08 over 1H07 has largely been driven by premium rate increases in the motor classes, an expansion of the Safety distribution network with three new branches opened in the period, and some improvement in new car sales, albeit off a low base, up 12.6% year-on-year in October 2007 (source: IMA Asia December 2007).
- This growth was pleasing given the significant slow-down in infrastructure spend and foreign investment due to political uncertainty. As a result GWP growth in the specialist commercial classes has been modest over 1H07. Decreases in commercial premium rates, and strengthening of the Thai Baht against the $US (which affects $US-denominated policies written in the Thai heavy commercial market) have added to the pressure on premium growth.
- Policy numbers in both Thai operations have fallen during the half largely as a result of a management decision to cease underwriting certain less profitable insurance classes and some schemes, and the continued slow-down in government infrastructure spending.

Claims

- The 1H08 loss ratio of 65.7% was broadly in line with 1H07. Over the last twelve months, management has repriced certain classes of the insurance portfolio and ceased underwriting other unprofitable classes/schemes of business.
- In particular, the Asian operation has been actively managing an underperforming portfolio of motor insurance polices, known as "G-Policies". These policies provided additional claim repair benefits that were inadequately priced by the market but were in high demand from various distribution sources. Efforts by management to reprice and de-emphasise this portfolio have seen these policies fall from around 33% of the portfolio to around 24%.
- In addition to this, the operation terminated three underperforming motor fleets and the full benefits of this decision are expected to flow into 2H08.

Expenses

- The total expense ratio has increased within expectations, reflecting changes in operating conditions and in line with the Group's desire to develop Asian markets, with development activities centred on new product and distribution capability.
- The 1H08 expense ratio increased to 35.8% compared with 31.7% for 1H07. The main drivers were:
  - A change in the portfolio mix with increased exposure to commercial business attracting higher commissions;
  - The opening of three new branches in the north of the country;
  - A 4% "minimum wage" increase; and
  - Planned development for new business with increased staffing levels, establishment costs for a call centre and associated marketing.

Outlook

- The Group remains positive on the outlook for Thailand. Thailand's GDP is expected to improve to 5.3% in 2008 and 5.9% the year after (source: IMA Asia January 2008) and, based on this improving outlook, the Group expects the insurance sector to grow at about 8% in these years.
- This market optimism is behind the development of three new branches, particularly in the north of the country (excluding Bangkok), which is regarded as an emerging area. The Group expects an improvement in the broader economy post the recent election and establishment of the new Thai government and a more stable political environment going forward. This should lead to an increase in large infrastructure spending, which in turn will assist growth in the commercial portfolio.
- The continued recovery of the Thai domestic economy is likely to have a positive impact on new car sales, the signs of which are already been seen with new car sales in the twelve months to October 2007 up 12.6% on the corresponding prior period (source: IMA Asia December 2007).
- The Group anticipates that the loss ratio will reduce as a result of changes in the mix of business, cessation of the run-off impact of motorcycle credit risk insurance, improved focus on motor claims management and continued utilisation of data and systems to improve risk selection in the motor portfolio.
- FY08 GWP growth is expected to grow by 6 - 8%; and
- The FY08 insurance margin is expected to be 1 - 3%.

4.3.3 Malaysia

Share of profits from associates

- AmAssurance is the fourth largest general insurer in Malaysia, with a market share of around 5%. Importantly, AmAssurance remains the second largest insurer in motor.
- The contribution from the Group's 30% share of the Am Assurance result was $3m for 1H08; in line with 1H07 result.
- Major drivers for the half year result were:
  - Excellent top line growth of 14.4% (21.7% in local currency terms) arising from an improvement in car sales, the roll-out of new/varied products (some of which are derived from IAG's capability transfer programme), deliberate growth of non-motor insurance products and the continued growth of the Am Bank distribution network;
  - Loss ratio improvement (64.6% for 1H08, compared with 66.6% for 1H07 and 75.3% for 2H07) reflecting the continued efforts of management to improve the profitability through growth in lower loss ratio lines of business and improvements in the motor comprehensive portfolio; and
  - Strong investment returns.
- These positive results were somewhat offset by an increase in expenses arising from growth of the non-motor portfolio attracting higher commissions and higher operating expenses resulting from the growth in the business.
- IAG will continue the capability transfer initiatives by establishing development teams aimed at introducing a range of products into the partners' retail banking network, identifying key initiatives relating to bodily injury claims, developing the portfolio management processes, and developing and implementing a plan to significantly expand commercial business.

Outlook

- The Group has received conditional approval from Bank Negara Malaysia (BNM) to split the current composite insurance licence of AmAssurance into two separate licences for the non-life and life businesses. In addition, IAG has also reached agreement in principle with its partner (AmBank) to divest its 30% stake in the life business, and increase its ownership stake to 49% in the non-life insurance business (both subject to final BNM approval). This process is continuing and the Group estimates completion of the increase in the Group's equity interest to 49% of the general insurer by end of 2H08.

4.3.4 China Fee based business

- For 1H08, the loss on the CAA operations was $2m which was steady against 1H07.
- 1H08 revenue was up 38% compared with 1H07, with the customer base (both retail and corporate) increasing by 34% over CY07. The national network has significantly developed to the point where CAA is now in cooperation with 430 national network partners.
- CAA will continue to develop its current model to support corporate business and expand its geographical reach using franchised providers to promote CAA as a national brand.

Outlook

- The Group has indicated in the past that it was actively reviewing its investment in CAA. This review continues with many options being considered, which may include the sale of all or part of the business, and/or the restructuring of the business so as to significantly reduce the ongoing level of losses.

4.3.5 Customer

- The Asia division will continue to pursue new opportunities for its Thai businesses to broaden their income stream and grow revenue from new products, some of which are being introduced via IAG's capability transfer programmes. Some new initiatives include extended warranty, consumer credit, gap (the outstanding loan balance and the value of the vehicle in the case of total loss), travel and accident, mid-market commercial (medium-size businesses) and health business for professional expatriates.
- IAG will continue the capability transfer initiatives to generate incremental value. To-date achievements include the following:
  - Introduced key features of the IAG Governance & Risk Management Framework;
  - Leveraged data collection techniques already in place to improve risk selection, pricing, and claims performance; and
  - Introduced a number of new products including Chevrolet 'Platinum' new car extended warranty, 'Chevy OK' used car extended warranty and finance gap insurance with GMAC Thailand.

4.3.6 IAG Asia Corporate expenses

- The $2m of corporate expenses incurred during 1H08 reflect the pursuit of acquisition opportunities in Asia. These are disclosed as part of the Asia segment result.

4.4 International - Asian reinsurance operations

ASIAN REINSURANCE	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium (3rd party premium income)	**13**	**18**	**12**
Gross earned premium	**4**	**10**	**13**
Reinsurance expense (net of IAG Group premium income)	2	19	56
Net premium revenue	**6**	**29**	**69**
Net claims expense	(7)	(41)	(90)
Commission expense	(1)	(2)	(8)
Underwriting expense	(7)	(7)	(9)
Underwriting profit	**(9)**	**(21)**	**(38)**
Investment income on technical reserves	-	1	-
Insurance profit	**(9)**	**(20)**	**(38)**
Insurance ratios			
Loss ratio	116.7%	141.4%	130.4%
Expense ratio	133.3%	31.0%	24.6%
Commission ratio	*16.6%*	*6.9%*	*11.6%*
Administration ratio	*116.7%*	*24.1%*	*13.0%*
Combined ratio	250.0%	172.4%	155.1%
Insurance margin (before tax)	(150.0%)	(69.0%)	(55.1%)

4.4.1 Overview

- The Asian Reinsurance segment reflects the business underwritten by IAG Re Labuan Berhad and Alba (Lloyd's syndicate 4455).
- The Group's reinsurance strategy is to obtain a benefit from retaining individual business unit exposures and gain efficiencies in managing all reinsurance covers centrally.
- IAG Re Labuan was established to meet the reinsurance requirements of the Group's international businesses and the results for the various international segments are retained in the Asian captive.
- Alba is strategically positioned to leverage the Group's Asia-Pacific presence and has the ability to execute on local opportunities by utilising its Lloyd's licence and underwriting expertise in the region. Alba has a mandate to underwrite large single commercial risk exposures emanating from the Group, where specific class expertise resides in Alba, or unrelated entities where its regional expertise presents an underwriting advantage. Alba retains a maximum net exposure per risk of US$2.5m.
- The Lloyd's Syndicate No. 4455 managing agency, known as Diagonal Underwriting Agency and based in London, is equipped to deliver syndicate management services (i.e. generate fee income) to new start-ups within the Lloyd's market from June 2008.

4.4.2 Premiums

- The Asian Reinsurance operations generated $69m of net earned premium in 1H08, an increase of $63m on 1H07 and $40m higher than 2H07. This variance is due to 1H08 being the first full half year of written premiums and also the inclusion of the Advantage quota share and additional cover for the Group's New Zealand business. Alba premiums were flat on 1H07 reflecting soft commercial market conditions in the region.

4.4.3 Claims

- The claims expense for 1H08 was $90m. This represents an increase of $83m on 1H07 and of $49m on 2H07. The unfavourable variance to 1H07 has arisen largely as a result of:
  - UK floods ($50m);
  - The net impact of July NZ North Island storm ($3m);
  - The impact of the Advantage quota share arrangement ($18m); and
  - Increased frequency of larger claims and abnormal claims activity in Alba ($8m).

4.4.4 Expenses

- The commission expense for 1H08 was $8m, $6m higher than 2H07. This is mainly due to the new Advantage quota share business which commenced in August 2007.
- The administration expense ratio has fallen to 13.0% compared with 116.7% in 1H07, when the business was in its infancy and 24.1% in 2H07, due to a higher level of net earned premium compared with the prior periods.

5. INVESTMENTS

5.1 Investment policy

- The Group's investment policy is to maintain control of risk and return, through a global Strategic Asset Allocation (SAA) that is implemented at the regional or business level.
- Additional considerations specific to each region or business, such as regulatory, tax and capital requirements, are factored in when determining the SAA appropriate for each business, in line with the Group's investment philosophy.

5.2 Investment philosophy

- The Group's investment philosophy is to:
  - Manage the assets backing technical reserves and shareholders' funds separately, subject to regulatory or other structural constraints;
  - Invest the assets backing technical reserves, wherever possible, in a combination of high quality fixed interest securities and alpha transfer strategies, with interest rate sensitivities that match the underlying insurance liabilities;
  - Invest the Group's shareholders' funds to produce an optimal risk-adjusted return that is consistent with the Group's risk appetite and flexibility needs, including, where practical, investments that are aligned with corporate sustainability goals without sacrificing investment return for the Group's shareholders;
  - Generate cost-effective and consistent added value to technical reserves and shareholders' funds SAA benchmarks, within strict risk tolerance parameters and time frames specified by the Group; and
  - Maintain highly liquid portfolios, invested in accordance with the Group's foreign exchange, credit and liquidity policies.

5.3 Changes to investment strategies

- The Group adopted a revised global SAA during 1H08.
- The total Group funds under management (including all overseas entities and minority interests) were $10.7bn as at 31 December 2007, across a diversified range of strategies and managers.

5.4 Investment performance

- The following table sets out the investment returns achieved on the Group's portfolios.

ASSET CLASS Australian and New Zealand % Returns	Actual return 1H07 %	Actual return 2H07 %	Actual return 1H08 %
Australian equities	11.2	14.1	4.8
Listed property trusts	26.1	(0.7)	(12.4)
International equities	5.7	1.0	(1.3)
Fixed interest (Aust & NZ)	2.9	2.4	1.9
International fixed interest	2.8	2.8	1.3
Market neutral	0.9	7.7	10.6
Hedge funds	(1.3)	7.3	0.6
Cash	3.1	3.2	3.4
Surplus capital portfolio	3.8	3.7	3.5
Total weighted average	4.8	4.3	2.5
Offsetting derivative component of overlay	(1.1)	(1.1)	(0.2)
Total Aust & NZ (including overlay)	**3.7**	**3.2**	**2.3**
United Kingdom % Returns in £			
UK (GBP)	-	2.2	4.7

Notes:

1. These returns are before fees and income tax.
2. Returns incorporate each entity since acquisition date.

- The investment return of the Group's Australian and New Zealand businesses' portfolios underperformed the benchmark by 32 basis points over 1H08. In total, this detracted approximately $34m from the Group's pre-tax result for 1H08, compared with benchmark returns. This underperformance was primarily due to the adverse impact on the fixed interest portfolios from the widening of credit spreads during 1H08.
- A summary of the investment income and the investment returns generated on the technical reserves and shareholders' funds portfolios is set out in the following table. The percentage returns are before tax and expenses.

PORTFOLIO INCOME (PRE-TAX) AND INCL. DERIVATIVES	1H07 A$m	Return* (%)	2H07 A$m	Return* (%)	1H08 A$m	Return* (%)
Technical reserves	176	2.3	184	2.2	224	2.6
Shareholders' funds	166	7.0	135	5.4	76	2.6
Total investment income	**342**	**3.4**	**319**	**3.1**	**300**	**2.6**

Note: Return (%) are accounting yields being investment income based on average exchange rates divided by closing funds under management. Return (%) exclude fees and other investment income generated by investments not under active management. This differs from previously disclosed yields which were stated using daily closing rates in accordance with investment management industry standards.

- The total year-to-date return achieved on the assets in 1H08 was 2.6%.
- The contribution from the Group's technical reserve assets to the insurance result was $224m for 1H08. This comprised $171m from the Group's Australian and New Zealand businesses, $52m from the Group's UK business, and $1m from the Asian businesses.
- The yields in the above table include the Group's foreign currency denominated technical reserve assets that support the Group's insurance liabilities in the United Kingdom and Asia.
- The widening in credit spreads resulted in a $55m mark-to-market loss on the Group's fixed interest portfolio's backing technical provisions. This loss is expected to be recovered as the portfolio matures.
- The Group's alpha transfer strategies utilised in the Group's Australian and New Zealand technical reserves portfolios have added value relative to the benchmark. These strategies added $11m of active return to the Group's net pre-tax result in 1H08.
- The year-to-date percentage returns are net of transaction fees but before deducting management fees, expenses and income tax.

5.5 Asset allocation

This table represents the Group's effective exposure (i.e. after allowing for derivatives) to each asset class, as at the dates shown.

ASSET CLASS EXPOSURE AS AT	Technical Reserves 1H07 %	Share-holders' Funds 1H07 %	Technical Reserves 2H07 %	Share-holders' Funds 2H07 %	Technical Reserves 1H08 %	Share-holders' Funds 1H08 %
Australian equities	-	27.9	0.5	22.3	0.0	24.1
Listed property trusts	-	3.0	-	2.3	0.0	2.2
International equities [1]	-	9.6	-	7.8	1.5	8.3
Fixed interest	99.2	47.1	97.3	55.3	94.8	53.6
Cash	0.8	7.6	1.1	5.2	3.3	10.0
Hedge funds & Other	-	4.7	1.1	7.1	0.4	1.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Notes:

1. *Includes private equity.*
2. *The surplus capital portfolio disclosed previously has been reclassified as cash, fixed interest and other.*
3. *The other category includes a small investment in a unitised unlisted Australian absolute return fund.*

- The hedge fund investments in the shareholders' funds are in the process of being fully liquidated. This will be completed by the end of 2H08.
- The change in the relative weightings of fixed interest and cash in the shareholders' funds is primarily due to the reclassification to cash of assets previously classified as fixed interest.
- As at 31 December 2007, the Group has reduced its exposure to growth assets relative to fixed interest and cash held in its shareholder funds to 36:64 compared with 40:60 as at 30 June 2007.

5.6 Group assets under management

INVESTMENT ASSETS AS AT	1H07 A$bn	2H07 A$bn	1H08 A$bn
Technical reserves[1]	7.2	8.0	8.2
Shareholders' funds	2.4	2.4	2.5
Assets under management	9.6	10.4	10.7
Minority interest – Unitholders' funds[2]	0.3	0.3	0.3
Investments in Joint Ventures and Associates	0.1	0.1	0.1
Funds at Lloyds	n/a	0.2	0.2
Other[3]	2.0	1.1	0.4
Total investment assets on balance sheet	**12.0**	**12.1**	**11.7**
Reset Exchangeable Security (RES) funds[4]	0.6	0.6	0.6
Total investment assets	**12.5**	**12.7**	**12.3**

Notes:

1. *The technical reserves balance is stated net of GST on premium debtors and outstanding claims.*
2. *The unitholders' funds shown as a minority interest are those invested in trusts that are controlled entities of the Group. There is a matching liability in the Group's balance sheet.*
3. *Assets of $0.4bn represent items that are not under investment management mandate, which include cash in corporate treasury and operating cash in subsidiary companies and related entities.*
4. *The Group continues to have $550m of contingent capital available, which is not recognised on its balance sheet. This contingent capital is in the form of debt issued by a subsidiary that is matched by a portfolio of high grade interest bearing securities which as at 31 January 2008 had a market value of $555.4m. The contractual set off rights between the liability for the notes and the assets held to support them means that the two balances are offset for financial reporting purposes. The terms of the issued debt notes mean that the Group can direct the conversion of this debt to qualifying regulatory capital in Australia at very short notice. The debt securities, known as Reset Exchangeable Securities, are listed on the ASX as IANG.*

5.7 Credit quality of assets under management

Fixed interest asset quality as at 31 December 2007 for Australia & New Zealand


Other AAA
6%
C'wth Government 'AAA'
22%
Asset Backed 'AAA'
10%
Banks & FI 'AA'
20%
Semi Govt & eligible for RBA Repo's 'AAA' / 'AA'
42%

Group Technical Reserve Asset Composition as at 31 December 2007


Cash
16%
Equities
2%
Synthetic Fixed Interest
14%
Govt and Semi-Govt Bonds
38%
Fixed Interest Other
30%

- The Australian and New Zealand fixed interest portfolio was valued at $6bn at the end of 1H08. The portfolio's credit quality remains very strong and underlying these ratings there is a good diversity amongst counterparties and industry exposures.
- The UK fixed interest portfolio was $0.7bn as at 31 December 2007 with $0.6bn invested in 'AAA' rated UK Government securities and the remainder in very short dated securities with an 'A-' rating.
- The Group held $1.6bn in cash with an 'A-1+' Rating.
- The market value of some semi and non-government securities was reduced by the widening of credit spreads during 1H08. The impact of this widening in credit spreads was $55m before tax. This fall in market value is expected to be recovered as these assets mature.

- As at 31 December 2007 the sensitivity of the Group's net profit before tax to a 10 basis points widening in credit spread yields was -$12m.
- The Group has no direct exposure to US sub-prime mortgages.
- Synthetic fixed interest refers to the investment in a combination of equity style overlays and long/short equity strategies.

6 CORPORATE

CORPORATE	1H07 A$m	2H07 A$m	1H08 A$m
Head office	18	27	16
Insurance protection tax	10	10	9
Net Corporate Expenses	**28**	**37**	**25**
Amortisation	7	48	32
Interest	50	69	58

- Head office expenses remained steady against 1H07, moving from $18m to $16m in 1H08. The movement between 2H07 and 1H08 of $11m largely reflects the decrease in costs incurred in pursuing international expansion opportunities in 1H08.
- Goodwill is subject to review at each reporting date, with any impairment recognised in the income statement. No impairment losses were brought to account in either 1H08, 2H07 or 1H07.
- Amortisation expense of $32m in 1H08 represents a $25m increase on 1H07. The increase relates to amortisation associated with the identifiable intangible assets recognised upon acquisition of Equity in 2H07 and Hastings and Advantage in September 2007. 1H08 amortisation also included an $8m benefit relating to restatement of the useful life of the distribution channel identifiable intangible from the Equity acquisition.
- Detailed work completed in 1H08 has resulted in the identification of errors with certain inputs used in the provisional acquisition date valuation of one of the acquired intangible assets for the Hastings and Advantage acquisition. The correction of these inputs has resulted in a reallocation of value between the acquired intangible asset (reduced by $36m) and goodwill (increased by $36m). The 30 June 2007 Group balance sheet has been restated to take this change into consideration including the impact of movement in foreign exchange rates. Refer to Note 10 in the Group's 1H08 Financial Report for additional information.
- The Group's total identifiable intangible assets as at 31 December 2007 were $722m after amortisation of $32m, compared with $7m of amortisation expense in 1H07.
- The following schedule shows the expected impact on the Group's result through to FY12 from the projected amortisation expense. These amounts are subject to change, as either: details are finalised within a year of purchase; impact of exchange rate movements; future acquisitions; future impairment testing; and changes in the useful life of the intangible assets.

IDENTIFIABLE INTANGIBLE ASSETS AMORTISATION A$m	FY08	FY09	FY10	FY11	FY12	> FY12
Amortisation Expense	70	70	65	62	62	230

- Interest expense decreased by $11m from 2H07 to 1H08 due to $4m of interest income in 1H08 related to the forward points earned from the foreign currency hedging of the UK net investments.

7 BALANCE SHEET, CAPITAL AND DIVIDENDS

7.1 Balance sheet

IAG Group Balance Sheet As at	1H07 A$m	2H07 A$m	1H08 A$m
Assets			
Cash and cash equivalents	1855	1163	1118
Investments	9,988	10,884	10,525
Investment in joint ventures & associates	76	75	79
Premium receivable	1,600	2,045	1,935
Trade and other receivables	824	1,233	986
Reinsurance recoveries on claims	533	970	711
Other recoveries on claims	422	376	377
Deferred acquisition costs	589	789	779
Deferred reinsurance expense	286	224	332
Intangible assets	228	781	722
Goodwill	1,692	2,256	2,219
Other assets	668	841	783
Total assets	**18,761**	**21,637**	**20,566**
Liabilities			
Outstanding claims	7,043	8,562	8,228
Unearned premium	3,631	4,213	4,105
Interest bearing liabilities	1,970	2,017	1,723
Trade and other payables	729	1,139	697
Other liabilities	871	874	893
Total liabilities	**14,244**	**16,805**	**15,646**
Net assets	**4,517**	**4,832**	**4,920**
Equity			
Equity attributable to holders of ordinary shares	4,344	4,660	4,774
Minority interests	173	172	146
Total equity	**4,517**	**4,832**	**4,920**

- The movement in majority of the assets and liabilities is due to the weakening of the £ and the NZ$ during the period. The majority of the assets and liabilities of the IAG Group's overseas operations are denominated in those currencies. The £ and the NZ$ have depreciated against the A$ by 4% since June 2007.
- The decrease in reinsurance recoveries on claims from $970m at 2H07 to $711m was due to a reduction in estimated reinsurance recoveries from the June 2007 storms in line with a reduction in the estimates for the gross claims cost, offset by an increase in potential recoveries from the Sydney December 2007 hailstorms.

IAG Insurance Australia Group

- The decrease in intangible assets from $781m at 2H07 to $722m at 1H08 is due to movements in exchange rates and amortisation.
- The decrease in goodwill from $2,256m at 2H07 to $2,219m at 1H08 is due to exchange rate movements.
- The decrease in investments from $10,884m at 2H07 to $10,525m at 1H08 reflects the mark-to-market revaluation of fixed interest and equity securities, exchange rate movements, the repayment of $300m of subordinated notes and $42m (£18m) of management loan notes issued in the UK during the period.
- The decrease in trade and other receivables from $1,233m at 2H07 to $986m at 1H08 is due to the sale of the premium funding loan portfolio during the period.
- The other assets category represents the aggregate of current and deferred tax assets, prepayments, property plant and equipment, defined benefit superannuation assets, deferred expenditure and other assets. The decrease from $841m at 2H07 to $783m at 1H08 relates mainly to the movement in exchange rates and the decrease in deferred tax assets and the defined benefit superannuation assets.
- The decrease in the outstanding claims liabilities from $8,562m at 2H07 to $8,228m at 1H08 is mainly due to:
    - The payment of claims relating to the June 2007 Storms;
    - Reduction in overall estimate of the total of the June 2007 Storms claims;
    - Partially offset by claims generated from the December 2007 hailstorms; and
    - The impact of exchange rate movements.
- The other liabilities category represents the aggregate of current and deferred tax liabilities, employee provisions, unit holders' funds held by minority interests in IAG-controlled trusts and lease provisions. Other liabilities increased from $874m at 2H07 to $893m at 1H08, mainly due to the increase in reinsurance payable at 1H08.
- The increase in shareholders' equity from $4,660m at 2H07 to $4,774m at 1H08 is due to:
    - The final 2007 dividend paid in October 2007 of $287m offset by the issue of $287m in new shares;
    - 1H08 net profit after tax of $110m;
    - Defined benefit plan net actuarial losses of $2m;
    - Dividends received on treasury shares held in trust of $2m;
    - Increase in treasury shares of $2m; and
    - An increase in other reserves of $7m (Foreign Currency Translation Reserve, Share Based Remuneration and Hedging Reserve).
- Net tangible assets increased to $0.99 per ordinary share as at 31 December 2007 compared with $0.90 as at 30 June 2007. This was due to the increase in shareholders' equity, amortisation of identifiable intangibles and exchange rate movements impacting the carrying values of the Group's foreign currency denominated intangibles and goodwill.

7.2 Capital management

7.2.1 Capital adequacy

- The Group's view on its appropriate level of capital continues to be set based on a number of parameters including risk of absolute insolvency, regulatory insolvency and rating agency requirements (the Group currently targets a 'AA' category rating for the Group as a whole).
- The amount of capital required to fit within these parameters varies according to business mix and asset mix and is estimated using dynamic financial analysis modelling. For ease of communication, internally and externally, the Group has translated the outcome into a multiple of a Minimum Capital Requirement (MCR) set by applying the APRA methodology for measuring Australian licensed insurer capital as if the rules applied to the whole Group. On this basis, the Group has been using a benchmark MCR multiple of 1.55x for the past three years.
- Internal policies are in place to ensure significant forecast or actual deviations from this benchmark will result in the Group's Board considering how any shortfall should be made good or any surplus utilised.
- The growing diversification of the Group means that, prima facie, the amount of capital required per dollar of insurance exposure should reduce to recognise the increased diversification/reduced concentration exposure. However, there are a number of complicating factors in assessing the extent to which the benchmark should be altered or remain appropriate for the Group as a whole. These include:
  - The growing importance of the Group's stream of fee based income;
  - Standard & Poor's (S&P) rating process, which includes a risk-based capital adequacy model that is in the process of being updated. The rating process also includes many qualitative factors in arriving at a company's credit rating. This makes a purely quantitative approach insufficient; and
  - The Group's involvement in Lloyd's syndicates, which use the Lloyd's rating and, having paid the appropriate Lloyd's levies, have access to the Lloyd's insolvency protections, including the Lloyd's central funds.
- The Group now operates in countries that have sovereign ratings of less than the 'AA' category sought for the Group as a whole. Consequently, 'AA' ratings are not usually available for entities operating in those countries.
- At the current time, the S&P's requirements to maintain the Group's 'AA' category rating are the over-riding parameter. On 19 December 2007, S&P affirmed the Group's 'AA' category rating, however lowered the outlook from 'stable' to 'negative' citing "cumulative impact of consecutive events in a relatively short period of time" which have been "exacerbated by the current soft cycle in the insurance markets in Australia and the UK, which have reduced the Group's resilience to further market pressure or event risk below the levels required for 'AA' ratings".
- According to S&P, "The negative outlook reflects the expectation that the operating environment will remain challenging. The 'AA' ratings will be vulnerable to any significant deterioration due to further large events or deterioration in the operating performance of the Australian as well as UK operations. Significant improvement in the capitalization as well as a turnaround in the operating performance of the local and overseas business will support the rating." The Group will continue dialogue with S&P with a view to improving the rating outlook.

7.2.2 Capital adequacy/Minimum Capital Requirement position

- As at 31 December 2007 the Group's MCR decreased to $1,853m from $2,068m as at 30 June 2007.

AS AT	1H07 A$m	2H07 A$m	1H08 A$m
Insurance risk	1,121	1,295	1,256
Concentration risk	200	200	93
Investment risk	511	573	504
Minimum Capital Requirement	**1,832**	**2,068**	**1,853**

- The decrease in the insurance, investment and concentration risk charge is due to:
  - The reduction in net insurance liabilities since June 2007;
  - The reduction in reinsurance recoveries receivable;
  - The reduction in holding of equity securities;
  - The impact of FX movements; and
  - The purchase of additional reinsurance cover.
- The Group's coverage of its MCR requirement is set out below.

COVERAGE OF REGULATORY CAPITAL REQUIREMENTS	IAG Consolidated		
A$m	1H07	2H07	1H08
Tier 1 capital			
Paid-up ordinary shares	4,000	4,361	4,649
Treasury shares	(40)	(36)	(26)
Hybrid equity	548	549	550
Reserves	11	(4)	3
Retained earnings	373	372	194
Excess technical provisions (net of tax)	456	431	396
Less: deductions [1]	(2,177)	(3,372)	(3,232)
Total Tier 1 capital	**3,171**	**2,301**	**2,534**
Tier 2 capital			
Gross subordinated debt	1,215	1,169	923
less: ineligible subordinated debt	-	(18)	-
Total Tier 2 capital	**1,215**	**1,151**	**923**
Capital base	**4,386**	**3,452**	**3,457**
Minimum capital requirements (MCR):			
Australian general insurance businesses	1,393	1,501	1,407
International insurance businesses MCR [2]	239	367	353
Catastophe concentration risk	200	200	93
Total Minimum capital requirements (MCR)	**1,832**	**2,068**	**1,853**
MCR multiple	**2.39x**	**1.67x**	**1.87x**

Notes:

1. *Includes goodwill and intangibles, net deferred tax assets, capitalised software and surplus assets in defined benefit superannuation funds.*
2. *The MCR and capital base for the international insurance businesses are calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance operations and the underwriters in New Zealand, Europe and Thailand.*

- The Group's regulatory capital has increased slightly from $3,452m as at 30 June 2007 to $3,457m as at 31 December 2007.
- The major factors contributing to the increase were:
  - The issue of ordinary shares to the value of $287m in October 2007 to fund the payment of the final 2007 dividend;
  - 1H08 net profit of $110m;
  - The decrease in the deductions to regulatory capital relating to intangibles of $140m. The total reduction was largely made up of:
    - amortisation of intangibles of $32m;
    - amortisation of capitalised software of $12m;
    - FX movements;
    - decrease in the defined benefit superannuation asset; and
    - decrease in the net deferred tax asset;
  - An increase of $6m in reserves due to the gains on cash flow hedges and increase in share based remuneration reserve. These increases were offset to some extent by the weakening of the £ relative to the A$ and its impact on the foreign currency translation reserve; and
  - The decrease by $11m in treasury shares excluded from regulatory capital due to additional share based remuneration expense charged during the period;
- These increases were mainly offset by:
  - The payment of the final 2007 dividend in October 2007 of $287m;
  - A decrease of $35m in excess technical provisions as a result of a decrease in risk margin, the strength of premium liabilities and the impact of seasonality on the business mix; and
  - The decrease in Lower Tier 2 regulatory capital by $228m mainly attributable to the repayment of the A$ denominated subordinated notes of $300m, offset by the issue of NZ$ denominated subordinated notes totalling $88m.

7.2.3 Total capitalisation and debt

TOTAL CAPITALISATION AS AT	1H07 A$m	2H07 A$m	1H08 A$m
Interest-bearing liabilities			
Unsecured notes	-	89	45
Secured mortgage	-	2	2
Senior debt	63	63	62
Subordinated debt [1,2]	1,247	1,201	957
Reset preference shares	550	550	550
Receivables financing debt (GBP)	20	6	-
Less: Capitalised transaction costs	(14)	(19)	(15)
Cross currency swap payable [3]	104	125	122
Total Interest-bearing liabilities	**1,970**	**2,017**	**1,723**
Shareholders' equity			
Share capital	4,000	4,361	4,648
Treasury shares	(39)	(69)	(71)
Retained profits	372	372	195
Foreign currency translation reserve	(10)	(34)	(49)
Share based remuneration reserve	24	33	45
Hedging reserves	(3)	(3)	6
Total shareholders' equity (excl minority interests)	**4,344**	**4,660**	**4,774**
Total capitalisation	**6,314**	**6,677**	**6,497**

Interest coverage & debt ratios Half-year ended	1H07	2H07	1H08
Earnings before interest and tax (EBIT) $m	578	446	263
Earnings before interest, tax, depreciation and amortisation (EBITDA) $m	610	555	341
Market capitalisation:			
- Share price	6.35	5.70	4.12
- Ordinary shares on issue (millions)	1,731	1,794	1,852
Total debt/(Total debt+shareholders equity excluding minority interests)	31.2%	30.2%	26.5%
Total debt/(Total debt+total market capitalisation)	15.2%	16.5%	18.4%
EBIT interest cover (times) [4]	11.6x	6.8x	4.5x
EBITDA interest cover (times) [4]	12.2x	8.5x	5.9x

Notes:

1. *In December 2006, the Group raised an additional £50m of subordinated debt over that required to fund the acquisition of Equity Insurance Group, as a pre-funding of the anticipated November 2007 redemption of $300m of subordinated debt. Interest on this borrowing ($3.5m) has been excluded from the calculation of interest cover.*
2. *$300m of subordinated debt was repaid on 27 November 2007. This was replaced with the issue of NZ$100m of subordinated debt on 21 November 2007.*
3. *Cross-currency swaps are used to hedge the currency exposure from the US$240m denominated subordinated debt issue. The cross-currency swaps are revalued to take into account movements in the US$/A$ exchange rate and market interest rates and are reported as part of interest paying liabilities.*
4. *Interest cover excludes interest payable on Reset Exchangeable Securities, which is offset by interest income.*

MATURITY PROFILE OF GROUP DEBT AND RESET PREFERENCE SHARES	Currency principal amount , m	A$ equivalent principal amount $m	Yield (net of interest rate and cross currency swaps)	Fixed Rate / Variable Rate (net of swaps)	Call Date, Reset Date or Maturity Date[6]	S&P rating
Long-term debt:						
GBP Senior Loan Notes[1]	£19.5	45	6.08%	Variable	Jan-08	Not rated
NZ$50m senior fixed rate notes	NZ$50	44	7.36%	Fixed	Aug-08	'AA'
Secured GBP mortgage loan[2]	£1	2	7.00%	Variable	Dec-09	Not rated
US$240m subordinated fixed rate notes[3]	US$240	273	6.93%	Fixed	Apr-10	'AA -'
€12m senior floating rate notes[2]	€ 12	19	10.66%	Variable	Sep-10	Not rated
€12m subordinated floating rate notes[2]	€ 12	19	11.15%	Variable	Dec-10	Not rated
US$7.5m subordinated floating rate notes[2]	US$8	9	10.52%	Variable	Dec-10	Not rated
NZ$100m subordinated fixed rate notes	NZ$100	88	9.11%	Fixed	Nov-12	'AA -'
£250m subordinated fixed rate notes	£248	567	5.66%	Fixed	Dec-16	'A'
Total debt		**1,066**				
Reset preference shares[4]						
IAGPB	A$200	200	4.51%	Fixed	Jun-08	'A'
IAGPA	A$350	350	5.63%	Fixed	Jun-12	'A'
Total reset preference shares		**550**				
Reset Exchangeable Securities (IANG)[5]	A$550	550	5.98%	Variable	Mar-10	'A'

Notes:

1. *The Senior Loan Notes were issued to the management of Equity Insurance Group by IAG UK Holdings Ltd on 8 January 2007. The notes were issued in three tranches with maturity dates up to 8 January 2010. The majority of these notes are redeemable at the option of the holder on a six monthly basis from July 2007 onwards. In January 2008, £9.5m of the notes were redeemed.*
2. *Borrowings acquired as part of the acquisition of Hastings and Advantage.*
3. *The A$ equivalent of the US$ proceeds received by the Group, net of related cross currency swaps and excluding transaction costs.*
4. *The dividend yields shown on the Reset Preference Shares are the cash yields, excluding the value to investors of the attached franking credits. The principal amount excludes capitalised transaction costs.*
5. *The Reset Exchangeable Securities pay a floating rate quarterly interest payment. The interest yield shown is the cash yield for the current interest period, excluding the value to investors of the attached franking credits.*
6. *Where a debt or preference share has a call date or reset date, that is the date included here.*


Group debt profile
800
600
400
200
0
A$m
0-1
1-5
5-10
10-20
Perpetual
Years from 31 Dec 07
Legal maturity date
Call/reset date

7.2.4 APRA developments

- In the six months to 31 December 2007, APRA has announced a range of proposed changes to its prudential regulation framework. The most significant of these proposals relate to reinsurance recoveries and investment asset risk charges. IAG has, and is continuing to, participate in the industry dialogue with APRA relating to the proposed regulatory changes, which are still in draft form. The impact on IAG of the proposed changes will depend on the final prudential standards when they are released. IAG will have a range of possible actions available to it on the finalisation of the standards, including review of asset allocation, reinsurance arrangements, risk appetite, capital position and its derivation, and use of transition periods.

7.2.5 Reset Exchangeable Securities (RES)

- The Group continues to have $550m of pre-funded contingent capital available, which is not recognised on its balance sheet. This contingent capital is in the form of debt issued by a subsidiary that is matched by a portfolio of high grade short-dated interest bearing securities. The contractual set-off rights between the liability for the notes and the assets held to support them mean the two balances are offset for financial reporting purposes. The terms of the issued debt notes mean that the Group can direct the conversion of this debt to qualifying regulatory capital in Australia at very short notice. The debt securities, known as Reset Exchangeable Securities, are listed on ASX as IANG. If the securities had been converted as at 31 December 2007, the MCR multiple would have increased by 0.30x.

A$m	Group	RES on Issue[1]	Pro-forma adjustments Exchange[2,3,4]	Pro-forma
Tier 1 Capital	2,534	-	550	3,084
Tier 2 Capital	923	-	-	923
Regulatory capital base	3,457	-	550	4,007
Minimum capital requirement (MCR)[4]	1,853	-	-	1,853
MCR Multiple	1.87x	-		2.17x

Notes:

1. *RES are not recognised in the Group's capital adequacy position as they are not eligible to be treated as regulatory capital until such time as they are converted into qualifying regulatory capital instruments.*
2. *These amounts reflect the composition of the Group's capital adequacy position as at 31 December 2007.*
3. *Assuming there has been no change in the Group's capital adequacy position at the time of exchange and all RES transaction costs have been amortised previously.*
4. *Assuming that the $550m in investment assets have minimal investment charge and no material impact on the Group's MCR.*

- As at 31 January 2008, the above portfolio of securities had a market value of $ 555.4m. This value is updated monthly and can be found on the Group's website at http://www.iag.com.au/shareholder/res/index.shtml

7.2.6 Reinsurance protections

- With effect from 1 January 2008, all of the Group's catastrophe protections are now substantially on an excess of loss structure. Catastrophe exposure protection previously purchased on a proportional basis has been substantially discontinued. This enables greater flexibility in future protections.
- The Group's main catastrophe cover for all its non-UK operations was renewed for 12 months effective 1 January 2008 and provides cover in excess of the retention for losses up to $4bn.
- The Group has purchased covers such that the Group's current maximum event retention (MER) for a first event is $93m for an Australian event and $81m for New Zealand.
- Separate covers protecting the UK operations of the Group were secured at 1 January 2008, which provide protection for losses arising from an event in excess of a 1 in 250 year return period. They cover the Group's economic interest in the UK and reduce the maximum event retention for a UK first event to $79m.
- Should a second event occur, the MER for Australia would be $50m, $44m for New Zealand and $62m for UK.
- With effect from 1 July 2008, the Group's "first event" retentions in all territories will increase by $25m because of the expiry of reinsurance protection (note that the UK and NZ retentions are also affected by currency movements).
- At the 1 January 2008 renewal, whilst Group aggregates had increased by 12% from 2007, the main catastrophe programme afforded an additional $500m of protection at a 12% reduction in "rate on aggregate" with $3.8bn of cover purchased.
- With effect from 1 January 2008, the Group has also purchased a property catastrophe aggregate cover which provides up to $150m of additional protection for accumulated losses arising from events larger than $15m. This placement will afford up to $50m of cover for any one qualifying loss, on the basis that it is 100% placed. This protection is 82.67% placed.
- The Group has a customised event definition in its contract wordings with reinsurers to ensure that covers provide appropriate protection to the Group. The June 2007 Storms and Sydney December 2007 hailstorms demonstrated the benefit of this as it enabled the entire duration of each of the losses to be treated as one event with certainty and hence carry one retention whereas a standard reinsurance contract definition could have resulted in the event being divided into two with two retentions needing to be applied.
- The Group determines its reinsurance requirements for Australia and New Zealand on a modified whole of portfolio basis (where whole of portfolio is the sum of all risk). The limits purchased reflect a 1 in 250 year return period on this basis and are significantly higher than APRA's single site minimum purchase of a 1 in 250 year return period.
- The Group has a philosophy of limiting its main catastrophe retention to a maximum of 4.0% of net earned premium. Its current maximum retention ($93m in respect of an Australian event) represents 1.26% of Group forecasted net earned premium.
- The counter-party credit profile of the main catastrophe programme has more than 70% of the limit provided by parties rated 'AA-' or better by S&P.
- Separate per risk covers are bought in the external market for Alba.
- The casualty protection was renewed at 30 June 2007 on similar terms to expiry. Unlimited cover was purchased on statutory classes where this was available and for other lines cover was placed up to the original underwriting limits for each class. Cover was also secured for potential accumulations within a class or between classes of business.
- The counter-party credit profile of the casualty programme has over 88% of limits placed with 'AA-' or better rated entities.

7.3 Return on equity


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
19.5%
17.2%
9.2%
9.7%
4.7%
6.6%
1H07
2H07
1H08
ROE (Actual) Attributable to holders of ordinary shares
ROE (Normalised Cash) attributable to holders of ordinary shares

Note:

The 1H07 ROE is stated after excluding the equity of $737m raised in December 2006 from the denominator.

- The Group's ROE for 1H08 was 4.7% for 1H08, compared with 19.5% at 1H07.
- The concept of normalised cash earnings is used in targeting ROE.
- Normalised cash ROE is calculated by dividing normalised earnings by the average equity attributable to IAG shareholders. Normalised cash earnings are derived by performing three adjustments to actual NPAT for holders of ordinary shares:
  - Actual shareholders' funds return in respect of growth assets is adjusted to be equivalent to the daily average 10-year bond rate for the period, plus 4% pa to allow for the equity risk premium, based on the actual asset mix of growth assets to fixed interest and cash;
  - Add back amortisation; and
  - Adjust the tax expense in line with the change in investment income.
- The Group's target ROE to holders of ordinary shares over the cycle is a minimum of 1.5 times its weighted average cost of capital (WACC).

7.4 Dividends


Dividends per share
Cents
50.0
40.0
30.0
20.0
10.0
0.0
42.0
12.5
26.5
29.5
29.5
22.0
16.0
16.0
14.5
11.5
14.0
10.0
10.5
6.0
6.0
7.0
13.5
13.5
13.5
12.0
8.0
4.0
4.5
4.5
FY01
FY02
FY03
FY04
FY05
FY06
FY07
1H08
Interim dividend
Final dividend
Special dividend

- The Group's goals of delivering dividend growth and paying annual dividends in the range of between 50-70% of normalised earnings[11] remain unchanged.
- The Group has declared an FY08 interim dividend per ordinary share of 13.5 cents, fully franked, which is payable on 14 April 2008.
- While the FY08 interim dividend represents a high payout ratio of the Group's current earnings, the decision to maintain the interim dividend has been made in the context of the Group's expectations of the future growth and earnings performance of its businesses and its conservatively positioned balance sheet.
- Recognising the more pessimistic economic and investment markets outlook, the Group has chosen to conserve capital by funding some of the interim dividend through the issue of new shares to DRP participants, who will be given a 1.5% discount.
- The outlook for dividends will depend on growth in underlying earnings, market conditions and the normal caveats the Group puts on its financial forecasts.
- The Issue Price per Share for the FY08 interim dividend DRP will be the Average Market Price less a discount of 1.5%.
- Record date for the FY08 interim dividend will be 12 March 2008.
- A copy of the Group's Dividend Reinvestment Plan Booklet is available at: http://www.iag.com.au/shareholder/reinvestment/DRP_booklet.pdf
- Insurance Australia Group Limited (the head entity) at 31 December 2007 had distributable retained earnings of $492m. The franking balance as at 31 December 2007 was $530m. The final dividend will utilise $107m of franking credits. After payment of the interim dividend for FY08, the franking balance of $423m is capable of fully franking a further $987m of distributions.

---

11. *See Section 7.5 for an explanation on how normalised earnings are determined.*

7.5 Sensitivity analysis

7.5.1 Investment market sensitivities

SENSITIVITY ON NPBT AS AT	Change in assumption	1H07 A$m	2H07 A$m	1H08 A$m
Investment sensitivities				
Equity market values:				
Australian equities	+1%	6.5	6.3	5.9
Listed property trusts	+1%	0.7	0.7	0.5
International equities (incl. private equity)	+1%	2.2	2.2	2.0
Hedge funds	+1%	1.0	1.1	0.3
Interest rates:				
Impact of Credit Spreads on Technical Provisions	-0.1% or 10bpts widening in credit spreads			10.5
Impact of Credit Spreads on Shareholders' Funds	-0.1% or 10bpts widening in credit spreads			1.5
Technical Provisions (Aust & NZ Fixed Interest)	-1% or 100 bpts change in interest rates	188.5	179.7	152.9
Shareholders' Funds (Australian Fixed Interest)	-1% or 100 bpts change in interest rates	14.9	11.2	13.5
Total Investment Returns	-1% or 100 bpts change in interest rates	203.4	190.9	166.4
Outstanding claims	-1% Change in net discount rate	(159.6)	(162.6)	(164.7)

7.5.2 Operational sensitivities

- This table shows the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods.

SENSITIVITY ON NPBT	Change in assumption	1H07 A$m	2H07 A$m	1H08 A$m
Insurance sensitivities				
Loss ratio - Australia	-1%	51.9	51.3	52.2
Loss ratio - International	-1%	11.2	16.2	22.0
Underwriting expenses	-1%	12.4	13.0	15.1

APPENDIX A - GROUP PURPOSE AND STRATEGY

Group purpose and strategy

- The Group's over-riding purpose is to create sustainable value for its owners - its shareholders. As a general insurer, the Group believes that this is best achieved by delivering well on the following four key tenets:
  - Understanding and pricing risk;
  - Paying claims;
  - Managing costs; and
  - Reducing risk in the community.
- Explanations of how the Group interprets these are set out in its annual report and on its website.
- To successfully deliver on its commitment to shareholders, the Group regards it as fundamental that it generate sustainable returns above its cost of capital through cycles and keep its cost of capital competitive by continuing to grow its business, organically and through acquisition, while maintaining strong risk disciplines.
- The strategic financial goals that support the Group's growth objectives remain to double the size of the business between 2006 and 2012 within the following parameters:
  - Deliver top quartile shareholder return;
  - Earn a return on equity of at least 1.5x the Group's weighted average cost of capital on a normalised basis;
  - Grow presence in mature international markets such as the UK;
  - Continue to build a footprint in Asian emerging markets;
  - Maintain an 80:20 mix of short-tail : long-tail premiums; and
  - Maintain a 'AA' category rating for the Group.
- In measuring progress against these goals, a balanced scorecard approach is used with targets set and measured in four areas: Financial/shareholder; Customer; People (i.e. employees); and Community.
- This report focuses primarily on the financial/shareholder aspect of the balanced scorecard. More detail on the other aspects is provided in the Group's annual sustainability report - released each November and accessible on the Group's website.

APPENDIX B - A SNAPSHOT OF IAG

AUSTRALIAN INSURANCE OPERATIONS

Direct Personal Insurance

Direct Personal Insurance products are sold primarily under the NRMA Insurance brand in NSW, ACT, Queensland and Tasmania. SGIO is the primary brand in Western Australia, and SGIC in South Australia. In Victoria, the Group distributes home, motor and other insurance products through RACV. Products are distributed through the branches, call centres and representatives.

Short-tail Insurance

- Motor vehicle
- Home and contents
- Niche insurance, such as pleasure craft, veteran and classic car, caravan, and travel insurance.

Long-tail Insurance

- Compulsory Third Party (motor injury liability).

CGU Insurance

CGU Insurance products are sold primarily under the CGU Insurance brand through a network of more than 1,000 intermediaries (insurance brokers and agents). Business insurance packages are also sold directly under the retail brands NRMA insurance, SGIO and SGIC. These are largely targeted at sole operators and smaller businesses.

Short-tail Insurance

- Commercial property
- Commercial motor and fleet motor
- Construction and engineering
- Farm, crop and livestock
- Marine
- Motor vehicle
- Home and contents

Long-tail Insurance

- Public and products liability
- Professional indemnity
- Directors' and officers'
- Home warranty
- Workers' compensation

Business Partnerships

Business Partnership products are distributed nationally and are sold via financial institutions and alliances. In addition, it also sells a range of personal insurance products nationally under the Swann Insurance brand.

The Group is a leading provider of workers' compensation services in Australia and operates in every State and Territory except South Australia. In NSW and Victoria we collect premiums and manage claims on behalf of each State Government. In Western Australia, Tasmania, ACT and the Northern Territory, the Group underwrites policies and manages claims. Comprehensive risk management services are available to all employer customers.

Short-tail Insurance

- Motor vehicle
- Home and contents
- Niche insurance, such as consumer credit travel insurance.

INTERNATIONAL

New Zealand

The New Zealand business is the leading insurance provider in the country in the direct channel and a leading insurer in the Broker/agent channel.

The Group holds approximately 36% of the New Zealand market, and is strongly positioned in all geographic markets.

The Group provides insurance products directly to customers under its State brand and through insurance brokers and agents under its NZI brand. The personal lines and simplified commercial products are also distributed through agents and under the third party brands by the corporate partners, which include large financial institutions.

Short-tail Insurance

- Motor vehicle
- Home and contents
- Commercial property, motor and fleet motor
- Construction and engineering
- Niche insurance, such as pleasure craft, boat, caravan, and travel.
- Rural and horticultural
- Marine

Long-tail Insurance

- Surgical
- Personal liability
- Income protection
- Commercial liability

United Kingdom

The Group now owns two general insurance operations in the UK which, combined, underwrite approximately 5% of the UK motor insurance market. Hastings Direct (with a Gibraltar based underwriter, Advantage) was acquired in October 2006 and the Equity Insurance Group acquisition was completed in January 2007. In addition to distributing under their brands, they also underwrite affinity business and broke other insurers' business.

Asia

The Group has interests in four businesses in Asia - a controlling economic interest in IAG Insurance Thailand (from July 2005); a 30% share of AmAssurance Berhad (from March 2006); a controlling interest of 96.1% in Thailand's Safety Insurance following a public tender for shares completed in March 2006; and 100% ownership of the Beijing Continental Automobile Association (CAA) roadside assistance venture in China. In addition, in July 2006 the Group has established two specialist insurance operations in Labuan Re and Alba.

OUR MAJOR BRANDS

100% owned unless indicated


Australia


NRMA
INSURANCE


SGIO


SGIC


CGU




New Zealand


STATE




Europe


equity


equity


Hastings DIRECT


open + direct


Asia


CAA







IAG Insurance Australia Group

APPENDIX C - SHARE PRICE TRENDS AND TOP 20 REGISTERED HOLDINGS

Performance of IAG ordinary shares relative to benchmark indices

IAG Historical Share Price Performance - Since Listing


400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Returns using a base index of 100
Notes:
Dividends are assumed to be reinvested using the close price on ex date.
Franking credit value is determined by grossing up the dividend value by the company tax rate (30%) and multiplying by the franking rate.
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
S&P/ASX 100 Accumulation Index
IAG Share Price including Reinvestment of Dividends
IAG Share Price including Reinvestment of Dividends and Franking Credits

Spread to swap performance of Reset Preference Shares Subordinated Debt and Reset Exchangeable Securities



600
500
400
300
200
100
0
120
110
100
90
80
70
60
Spread to swap (bps)
Gross security price
Feb-03
Aug-03
Feb-04
Aug-04
Feb-05
Aug-05
Feb-06
Aug-06
Feb-07
Aug-07
Feb-08
IAGPA (10-day Avg)
IAGPB (3-day Avg)
IANG (3-day Avg)
NRMA 6.35% A$ Nov-07
IAG 5.625% £ 2026nc2016
IAGPA GROSS PRICE (RH-axis)
IAGPB GROSS PRICE (RH-axis)
IANG GROSS PRICE (RH-axis)

Note:

As the IAGPAs were subject to a reset date on 15 June 2007, any movements in the price of the security will have a large impact on the implied spread. Additionally, on ex-dividend dates the price of the security may not fully adjust for the declaration of the dividend.

The first issue of Reset Preference Shares (IAGPA) listed on 5 June 2002 and was reset on 15 June 2007. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.63% per annum.

The second issue of Reset Preference Shares (IAGPB) listed on 23 June 2003. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.

The RES (IANG) listed on 12 January 2005. Interest is payable quarterly. The rate for the quarter to March 2008 is 5.978% per annum, fully franked.

The performance of the IAGPA, IAGPB and IANG prices can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.

APPENDIX D - KEY ASX RELEASES

This schedule contains only a summary of the announcements made to the ASX since July 2007. It does not include announcements of changes in Directors' interests, nor the issue of shares upon exercise by employees of share rights. Reference should be made to a copy of the ASX announcements should further information be required. These are available from http://www.iag.com.au

11/01/2008

Notice of cessation of being a substantial shareholder

452 Capital Pty Limited announced it had ceased to be a substantial holder.

19/12/2007

New South Wales Storms Update

IAG announced the impact to its results of the storms that hit NSW on 7 and 9 December was $105m net of reinsurance. As a result the Group revised its insurance margin guidance from 11-13% to 9-11% for the full year ended June 2008. IAG advised that as at the 19 December the Group had received more than 21,000 claims, 60% of which were for hail-damaged cars.

Announcement of 452 Capital Pty Limited becoming a substantial holder

452 Capital Pty Limited announced it had become a substantial shareholder with a 5.014% voting power of IAG ordinary shares.

14/12/2007

Executive team changes

IAG announced the appointment of Mr Duncan West as Chief Executive Officer CGU from late January 2008. Mr West takes on the role from Mario Pirone, who had decided to leave IAG.

Warning to IAG shareholders - Undervalued offer for IAG shares

IAG issued a further warning to its shareholders that Shareholder Sales Group Pty Ltd of Elsternwick, Victoria had launched an offer to buy IAG shares at less than the prevailing market value.

12/12/2007

Sydney Storms Update

IAG announced that as of 11:00am approximately 13,000 claims had been received as a result of the storm that hit Sydney on 9 December 2007. 60% of claims appeared to be for hail-damaged vehicles with the commercial insurance impact of the event likely to be limited.

27/11/2007

Notice of cessation of being a substantial shareholder

The Capital Group Companies, Inc. announced it had decreased its holding in IAG ordinary shares and had ceased to be a substantial holder.

26/11/2007

Appointment of Director

IAG announced the appointment of Mr Mike Wilkins as a director of IAG

21/11/2007

Warning to IAG shareholders - Undervalued offer for IAG shares

IAG issued another warning to its shareholders that Hassle Free Share Sales Pty Ltd had launched an offer to buy IAG shares at less than the prevailing market value.

13/11/2007

IAG Annual General Meeting and 2007 Sustainability Report

IAG announced that the Group's Gross Written Premium growth for FY07 of 15% exceeded its target of 12-14%, attributable to growth in domestic business and the contribution from the UK acquisition.

IAG released its 2007 Sustainability Report at the AGM, which detailed the Group's performance against a range of indicators and reaffirmed IAG's intention to become carbon neutral across all businesses by 2012.

Annual General Meeting Poll Results

The following motions were passed:

- Ms Yasmin Allen, Mr Brian Schwartz, Mr Phillip Colebatch, Mr Hugh Fletcher and Ms Anna Hynes were re-elected as directors of IAG;
- The Company's Remuneration Report for the financial year ended 30 June 2007 was adopted;
- That the maximum aggregate remuneration payable to Non-executive Directors be increased by $750,000 to $2,750,000 per annum;
- That members be permitted to exercise a Direct Vote at a general meeting; and
- Approved the conduct and terms of a selective Buy-back of up to 100% of the Reset Preference Shares issued on 20 June 2003 - ASX Code: IAGPB (PRS2) at the discretion of the Directors in accordance with the RPS2 Terms of Issue at any time.

26/10/2007

IAG announces updated trading outlook for FY08

IAG announced a revision of the guidance for the FY08 financial year to GWP growth of 7-9% and an insurance margin of 11-13%. Previous guidance was for GWP growth of 10-12% and a return of 1.5x weighted average cost of capital.

IAG announces appointment of Chief Operating Officer

IAG announced the appointment of Mr Mike Wilkins as Chief Operating Officer (COO) commencing November 2007. The newly created role would report to the CEO and lead IAG's operational CEO team.

19/10/2007

Announcement of Capital Group Companies becoming a substantial holder

Capital Group Companies announced it had become a substantial holder with a 5.03% voting power of IAG ordinary shares.

17/10/2007	**Warning to IAG shareholders** IAG issued a warning to its shareholders that Share Buying Group Pty Ltd had launched an unsolicited offer to buy IAG shares at less than their prevailing market value.
15/10/2007	**Notice of cessation of being a substantial shareholder** The Capital Group Companies, Inc. announced it had ceased to be a substantial holder.
08/10/2007	**IAG issues shares to the underwriter of IAG's Dividend Reinvestment Plan** IAG issues 38,987,305 fully paid ordinary shares to the underwriter of IAG's Dividend Reinvestment Plan.
28/09/2007	**Dividends Payable on Reset Preference Shares** The Board of IAG declared fully franked dividends in respect of RPS1 (IAGPA) and RPS2 (IAGPB). The Record date was 30 November 2007 and Payment date was 17 December 2007. The RPS1 (IAGPA) dividend rate per annum was 5.63%, with $2.8232 payable per $100 share. The RPS2 (IAGPB) dividend rate per annum was 4.51%, with $2.2612 payable per $100 share.
	Pricing of shares to be allocated under Dividend Reinvestment Plan The ordinary shares allocated under the Dividend Reinvestment Plan (DRP) were priced at $4.9233 per share for the final dividend. The DRP price was based on an average market price for the fifteen days from 10 September 2007 to 28 September 2007 inclusive.
25/09/2007	**2007 Annual Report and notice of Annual General Meeting released to the market**
30/8/2007	**IAG Board Appointments** IAG announced the retirement of Mr John Astbury and Mr Geoffrey Cousins from the Board effective 31 August 2007. It advised that Mr Hugh Fletcher and Ms Anna Hynes would be appointed to the Board as non-executive directors effective from 1 September 2007.
24/8/2007	**Announcement of Full-year results - 30 June 2007** IAG announced a full-year net profit after tax of $552m for the full year ended 30 June 2007. The Board of IAG declared a fully franked dividend of 16 cents per ordinary share payable on the 8 October 2007.

17/8/2007 **Executive team changes**

IAG announced that Ms Sam Mostyn would be leaving her role as Group Executive Culture & Reputation in October 2007 to return as an advisor in January 2008. It was advised that the Culture and Reputation portfolio was to be taken over by Ms Christine McLoughlin who would also maintain her position as Group Executive Strategy.

01/08/2007 **Change in substantial holding for Commonwealth Bank**

Commonwealth Bank of Australia announced that it had increased its combined holding in IAG ordinary shares for which it had voting power from 8.54% to 9.54%.

31/07/2007 **Warning to IAG shareholders**

IAG issued a warning to its shareholders that Hassle Free Share Sales Pty Ltd might be preparing unsolicited offers to buy IAG shares at less than their prevailing market value.

13/07/2007 **Change in substantial holding for the Capital Group Companies**

The Capital Group Companies, Inc. announced that it had decreased its combined holding in IAG ordinary shares from 7.2029% voting power to 6.1334%.

1. Ordinary Shareholders (IAG) as at 31 December 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		229,143,638	12.37
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		173,378,559	9.38
3	NATIONAL NOMINEES LIMITED		125,612,254	6.78
4	CITICORP NOMINEES PTY LIMITED		50,380,839	2.72
5	COGENT NOMINEES PTY LIMITED		35,983,839	1.94
6	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<BKCUST A/C>	27,431,819	1.48
7	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	26,922,846	1.45
8	UBS NOMINEES PTY LTD		17,530,898	0.95
9	CITICORP NOMINEES PTY LIMITED	<CFS WSLE 452 AUST SHARE A/C>	17,456,648	0.94
10	AUSTRALIAN REWARD INVESTMENT ALLIANCE		16,245,973	0.88
11	CITICORP NOMINEES PTY LIMITED	<CFS WSLE IMPUTATION FND A/C>	14,797,048	0.80
12	QUEENSLAND INVESTMENT CORPORATION		12,913,899	0.70
13	CITICORP NOMINEES PTY LIMITED	<CFS WSLE GEARED SHR FND A/C>	11,702,358	0.63
14	CITICORP NOMINEES PTY LIMITED	<CFS IMPUTATION FUND A/C>	10,227,784	0.55
15	TASMAN ASSET MANAGEMENT LTD	<TYNDALL AUSTRALIAN SHARE WHOLESALE PORTFC	10,189,653	0.55
16	CITICORP NOMINEES PTY LIMITED	<CFSIL CFSWS GEAR 452 AU A/C>	8,695,964	0.47
17	ANZ NOMINEES LIMITED	<INCOME REINVEST PLAN A/C>	8,590,408	0.46
18	IAG SHARE PLANS NOMINEE PTY LIMITED	<IAG PAR UNALLOCATED A/C>	8,303,684	0.45
19	CITICORP NOMINEES PTY LIMITED	<CFS WSLE AUST SHARE FND A/C>	7,053,963	0.38
20	ARGO INVESTMENTS LIMITED		6,303,333	0.34
Total Top Holders Balance			818,865,425	44.20

2. Reset Preference (IAGPA) Shareholders as at 31 December 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		444,587	12.70
2	UBS NOMINEES PTY LTD		171,233	4.89
3	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	112,753	3.22
4	CITICORP NOMINEES PTY LIMITED		110,030	3.14
5	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	91,306	2.61
6	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		80,223	2.29
7	TRESCO HOLDINGS PTY LTD		73,364	2.10
8	ARMADA INVESTMENTS PTY LTD		39,500	1.13
9	M F CUSTODIANS LTD		34,097	0.97
10	ARGO INVESTMENTS LIMITED		30,800	0.88
11	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		29,481	0.84
12	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	28,389	0.81
13	G JAMES AUSTRALIA PTY LTD		25,000	0.71
14	ELISE NOMINEES PTY LIMITED		21,298	0.61
15	MOUNT PRITCHARD & DISTRICT COMMUNITY CLUB		21,000	0.60
16	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<GSENIP A/C>	20,637	0.59
17	CITICORP NOMINEES PTY LIMITED	<CMIL CWLTH INCOME FUND A/C>	20,000	0.57
18	DIMBULU PTY LTD		20,000	0.57
19	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<BKCUST A/C>	15,050	0.43
20	M F CUSTODIANS LTD		14,182	0.41
Total Top Holders Balance			1,402,930	40.07

3. Reset Preference (IAGPB) Shareholders as at 31 December 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		236,521	11.83
2	AMP LIFE LIMITED		109,374	9.97
3	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	150,000	7.50
4	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	128,873	6.44
5	CITICORP NOMINEES PTY LIMITED		113,922	5.70
6	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	113,914	5.70
7	UBS NOMINEES PTY LTD		113,024	5.65
8	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		91,534	4.58
9	NATIONAL NOMINEES LIMITED		86,303	4.32
10	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	62,783	3.14
11	UCA CASH MANAGEMENT FUND LIMITED		38,607	1.93
12	COGENT NOMINEES PTY LIMITED		37,336	1.87
13	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	32,724	1.64
14	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		28,570	1.43
15	ELISE NOMINEES PTY LIMITED		21,501	1.08
16	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<AFT>	20,000	1.00
17	MRS FAY CLEO MARTIN-WEBER		20,000	1.00
18	OMINECA PTY LIMITED		15,000	0.75
19	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	12,954	0.65
20	PERPETUAL TRUSTEE COMPANY LIMITED		8,606	0.43
Total Top Holders balance			1,531,546	76.61

4. Reset Exchangeable Securities (IANG) holders as at 31 December 2007

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		687,836	12.51
2	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		340,654	6.19
3	CITICORP NOMINEES PTY LIMITED		219,754	4.00
4	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		165,625	3.01
5	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	162,217	2.95
6	NATIONAL NOMINEES LIMITED		154,377	2.81
7	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<AFT>	69,344	1.26
8	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	69,115	1.26
9	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<GSJBW A/C>	67,565	1.23
10	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<ACT>	52,845	0.96
11	CRYTON INVESTMENTS NO 9 PTY LTD	<GARNER NUMBER 1 A/C>	48,000	0.87
12	UCA CASH MANAGEMENT FUND LTD		45,586	0.83
13	COGENT NOMINEES PTY LIMITED		43,282	0.79
14	PERPETUAL TRUSTEES CONSOLIDATED LIMITED	<ALLIANCE A/C>	29,580	0.54
15	ARGO INVESTMENTS LIMITED		25,000	0.45
16	SR CONSOLIDATED PTY LTD		22,363	0.41
17	AUSTRALIAN EXECUTOR TRUSTEES LIMITED	<NO 1 ACCOUNT>	21,903	0.40
18	THE AUSTRALIAN NATIONAL UNIVERSITY		20,000	0.36
19	DE LA SALLE BROTHERS		19,993	0.36
20	MARBEAR HOLDINGS PTY LIMITED		18,665	0.34
Total Top Holders Balance			2,283,904	41.53

APPENDIX E - PRODUCT AND GEOGRAPHICAL DIVERSIFICATION

E1: Growth in Gross Written Premium and product split

This graph shows a history of the Group's growth in Gross Written Premium and the increased diversification over a 10-year period.



$2.2bn
$2.6bn
$3.2bn
$3.6bn
$5.2bn
$6.4bn
$6.7bn
$6.4bn
$7.4bn
$7.7bn
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
1H08 Annualised
Motor
Home
Health
Other Short-tail
Short-tail Commercial
Liability
CTP/Motor liability
Workers' Comp
Reinsurance

Notes:

1. *The Group's mix of short-tail and long-tail premium as at 31 December 2007 is 82:18.*
2. *The Health business was sold in July 2003.*
3. *Other short-tail primarily consists of other accidents, extended warranty and consumer credit insurance.*

E2: Key acquisitions completed since 1998

Calendar Year		GWP Acquired
1998	• Acquired **SGIO** & **SGIC** in WA & SA through on-market takeover of SGIO Ltd	$321 m
1999	• **RACV** Strategic Alliance in VIC	$333 m
2001	• Acquisition of **State Insurance** in NZ	$297 m
	• Acquisition of renewal rights to HIH workers' compensation[(4)]	$80 m
2003	• Acquisition of **CGU & NZI**[(4)] (Aviva's general insurance business in Australia and New Zealand respectively)	$2,009 m
2005	• Acquisition of **RSA** Thailand (Royal & Sun Alliance business)	$35 m
2006	• Investment of 30% in **AmAssurance** Bhd in Malaysia[(3)]	$41m
	• Increased interest to 97% in **Safety Insurance** in **Thailand**	$100 m
	• Acquisition of **Hastings Group**[(4)]	$233 m
	• Acquisition of **Equity Insurance Group**[(4)]	$875 m
2007	• Acquisition of **Open and Direct Insurance Services**[(4)]	N/A

Note:
(1) This does not represent all acquisitions, only acquisitions greater than $20m are shown and excludes divestments.
(2) GWP reflects premiums for the financial year prior to acquisition.
(3) Reflects proportion interest in AmAssurance.
(4) Acquisitions also includes fee based businesses.

E3: Group Gross Written Premium - Region split


IAG Group GWP by Region
HY ended 31 December 2006
GWP $3,324m
Asia 3%
Europe 2%
New Zealand 14%
Australia 81%


IAG Group GWP by Region
HY ended 31 December 2007
GWP $3,851m
Asia 3%
Europe 15%
New Zealand 12%
Australia 70%

E4: Group Gross Written Premium - Channel split


IAG Group GWP by Channel
HY ended 31 December 2006
Broker/agent 34%
Direct 53%
Affinity 13%


IAG Group GWP by Channel
HY ended 31 December 2007
Broker/agent 42%
Direct 46%
Affinity 12%

APPENDIX F - GLOSSARY

The following is a glossary of the terms used in this report including terms commonly used in the insurance industry.

£	Lawful currency of the United Kingdom
$ or A$	Australian dollar unless otherwise specified
AIFRS:	Australian equivalents of International Financial Reporting Standards.
APRA:	Australian Prudential Regulation Authority.
ASX:	Australian Securities Exchange Limited.
Business volume:	this measures the volume of business at a point in time. The basis of the measure depends on the class of business. In personal lines classes of business, the relevant volume measure is "risks in force". In commercial classes, the volume measure is "policies in force". The difference in the definition is required to capture the distinct nature of IAG's business mix.
Combined ratio:	represents the total of Net Claims Expense incurred and Underwriting Expenses, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio.
CTP:	Compulsory Third Party insurance, which is liability cover that motorists are obliged to purchase.
Expense ratio:	the ratio of Underwriting Expenses to Net Earned Premium. Expenses are split into administration and commission, with rates calculated on the same basis.
Fire services levy (FSL):	FSL is a tax on insurers to assist government funding for fire services. FSL is an expense of the insurer, rather than government charges directly upon those insured. The insurer is responsible for paying the FSL, usually in arrears. The amount paid by the insurer does not depend on the amounts collected from those insured in relation to the levy.
Gross written premium (GWP):	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specified period, before deduction of Reinsurance premiums.
Group:	IAG and its subsidiaries.
Insurance margin:	the ratio of Insurance Profit to Net Earned Premium.
Insurance profit:	Underwriting Result plus investment income on Technical Reserves.
June 2007 Storms:	the severe weather even that occurred over the Queen's Birthday weekend in June 2007 in the Hunter Valley and Newcastle region.

Long-tail: classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when earned premiums are collected and final settlement of claims that is generally greater than 12 months.

Loss ratio: the ratio of Net Claims Expense to Net Earned Premium.

LTCS: Lifetime Care and Support Scheme. This scheme is operated by the NSW Government and provides care for people catastrophically injured in motor vehicle accidents in NSW regardless of fault. It is funded by a levy collected with NSW CTP premiums.

MCR: minimum capital requirement as defined by APRA.

Net claims expense: insurance claim losses incurred plus claims handling expenses minus Recoveries.

Net earned premium (NEP): Gross Written Premium plus/minus the decrease/increase in unearned premium less the reinsurance expense applicable to that period/premium.

NZ$ Lawful currency of New Zealand

Probability of adequacy (PoA): the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of adequacy of claims reserves of 75% for the purpose of assessing solvency under the Insurance Act 1973 (as amended). It is also known as the probability of sufficiency.

RACV: Royal Automobile Club of Victoria (RACV) Limited.

Recoveries: the amount of claims recovered from reinsurers, third parties or salvage.

Reinsurance: the practise whereby one party (the Reinsurer), in consideration for a premium paid to it, agrees to cover certain pre-agreed liabilities of another party (the Reinsured) arising from insurance policies issued by that Reinsured.

Reset Exchangeable Securities (RES): Reset Exchangeable Securities issued by IAG Finance (New Zealand) Limited and quoted on ASX as IANG. The issuer is a wholly owned subsidiary of IAG.

Reset Preference Shares (RPS): Reset Preference Shares issued by IAG in two tranches and listed on ASX as IAGPA and IAGPB.

Risks in force: risk refers to the subject matter that an insurance policy or contract protects (for example, number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. Risks in force are a measure of the total number of risks covered by an insurance company at a point in time.

Shareholders' funds: the investment portfolio other than Technical Reserves. It essentially represents the shareholders capital that is not being utilised in day-to-day operations.

Short-tail: classes of insurance (such as motor, home and small-to-medium enterprise commercial) with an average period between the time when premiums are earned and final settlement of claims that is generally less than 12 months.

S&P: Standard & Poor's Rating Services or Standard & Poor's Investment Services.

Technical reserves: the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough reported) and Unearned Premium, net of Recoveries and premium debtors.

Underwriting: the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk.

Underwriting Expenses: those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses.

Underwriting profit/(loss): see Underwriting Result.

Underwriting result: Net Earned Premium less Net Claims Expense less Underwriting Expenses.

Unearned premium: the portion of premium written applicable to the unexpired portion of a policy.

WACC: weighted average cost of capital.

MEDIA RELEASE

29 FEBRUARY 2008



IAG insurance margin on track for full year despite impact of weather events and investment markets

Insurance Australia Group Limited (IAG) today announced a net profit after tax of $110 million for the half year ended December 2007 (December 2006: $345 million), and an insurance margin of 5.9% (December 2006: 13.3%). For the full year, IAG expects to be at the low end of its insurance margin guidance, which is maintained at 9-11%.

Premium revenue was up 15.9% to $3.9 billion on the back of the contributions from the UK businesses acquired last financial year and solid growth in the Australian Personal Lines and New Zealand portfolios. Other businesses curtailed their growth in light of soft market conditions.

IAG CEO, Mr Michael Hawker said the bottom-line result was disappointing but needed to be viewed in the context of a very challenging period for the local general insurance industry, with an unusually high number of weather events, volatile investment markets and a soft commercial cycle.

Factors that contributed to the profit decline included:

- significantly higher storm and natural event costs of $326 million (before tax), well ahead of normal allowances of $153 million and more than $200 million higher than the $125 million incurred in the previous corresponding period;
- a $55 million (before tax) mark-to-market loss from the impact of widening credit spreads (expected to be recovered as the portfolio matures); and
- a $90 million (before tax) decrease in investment returns due to the poorer relative performance of investment markets during the period and the Group's lower exposure to equities.

The Group improved its regulatory capital position with the Minimum Capital Requirement (MCR) multiple, a key indicator of balance sheet strength, rising to 1.87x. The interim dividend was maintained at 13.5 cents per share, fully franked.

"The past year has been a challenging one for the local general insurance industry. Dealing with weather events is part of our role as an insurer, but their extent in this period has been very unusual. On the claims side, we've had floods, hail and severe storms in Australia, the UK and New Zealand as well as an earthquake in New Zealand," Mr Hawker said.

"In addition to these large events, the change to a La Niña (or wetter) weather pattern has meant our Australian business is experiencing an increase in the number of home and motor claims, with average claims costs rising due to demand on the repair supply chain.

"In total these natural events have cost $326 million, well ahead of our normal provisioning and more than two-and-a-half times the cost incurred in the same period last year. As a result, we've increased our reinsurance protections, and prices in some portfolios are increasing to cover ongoing higher claims costs.

"We are also looking beyond these factors, recognising that we must improve our underlying profitability and generate a better outcome for shareholders. To support this, we have initiated productivity improvements and strengthened our management team. In the UK, synergies are on track and Equity Insurance Group has performed in line with guidance. This has been partially offset by a poor, but improving, performance from Advantage, which continues to be a management focus."

IAG
Insurance Australia Group

Business Segments

In Australian Direct Personal Insurance, a refreshed advertising campaign and competitive price-led strategy contributed to a 4.6% increase in Gross Written Premium (GWP), adjusted for the impact of the Lifetime Care & Support Scheme (LTCS), on the same period last year. The largest portfolio, NSW motor, grew 5.8%, while market share in NSW CTP averaged around 38%[1] and Queensland CTP share increased to around 5%.

Business Partnerships continued its focus on improving profitability through risk-based pricing, active portfolio management and reducing expenses.

As expected, conditions in the Australian commercial insurance market remained soft, offset by the continued positive experience in long-tail classes, in particular liability and workers' compensation. As forecast in October, the Group increased prices in key areas and has shed some business volume, but customer retention remained high at 84%.

In New Zealand, GWP grew 3.5% in local currency terms, reflecting strong growth in commercial intermediated business and business partnerships, while personal lines remained steady. This result was overshadowed by severe weather events in July totalling around $30 million and an earthquake in December, the cost of which was around $9 million.

In Asia, the Thai market conditions remain challenging but GWP in the combined Thai businesses increased 6% in local currency terms. In Malaysia, further progress has been made with the planned increase of the Group's stake in AmAssurance's non-life insurance business to 49%, which should be completed by the end of the financial year.

The UK market continues to be challenging but recently instituted rate rises are holding. Equity is performing in line with earlier guidance, leveraging its niche specialised motor position. Advantage is showing early signs of improvement and remains a major management focus. The Equity broking operations continue to expand and the legacy issues within Hastings are being addressed.

Mr Hawker said: "Revenue in Australian Direct Personal Insurance was up 4.6% on the same period last year (adjusted for LTCS). A good result, but one we think we can better. Our New Zealand business grew revenue 3.5% and Asian GWP grew 6% (both in local currency terms).

"In the UK, Equity delivered an insurance margin of 12.9% and Advantage is showing early signs of improvement although it is still, as flagged in October, a poor result for the half year. The integration of our UK businesses remains on track with £25 million in annual after-tax synergies to be in place by June 2008."

Management Strengthening

Mr Hawker said he was pleased to have strengthened the Group's management team with several key appointments during the period.

"As we transition from an Australian-centric insurer to an international one, we've moved to a decentralised model, with end-to-end businesses managing different brands, products and customer bases.

---

[1] Rolling monthly average share of registrations for the 12 months to 31 December 2007

"In this context, I'm really pleased we've added to our management bench strength during the period. Our new Chief Operating Officer Mike Wilkins is now on board and the Group can expect to benefit from the depth of his experience in general insurance."

Productivity Improvements

The Group continued its focus on productivity improvements during the period:

- the UK synergies programme has progressed as planned and remains on track to have £25 million per annum in after-tax benefits in place by 30 June 2008;
- the restructuring of the New Zealand business announced in October was completed and we expect to deliver the targeted 1-2% improvement in the insurance margin from the second half of FY08; and
- the Group's Corporate Office was reorganised and the Australian cost base is now under review.

Investments

Investment returns on shareholders' funds were $90 million lower than in the previous corresponding period, at $76 million, reflecting the lower returns from investment markets compared with the same period last year and the Group's reduced exposure to equity investments.

The Group's insurance profit was adversely impacted by a $55 million (before tax) mark-to-market charge relating to the widening of credit spreads. The Group believes this loss will be recovered as the securities mature. The Group does not expect to incur any default-related losses from its bond and cash portfolios given their very high credit quality.

Reinsurance

Effective 1 January 2008, the Group has increased its reinsurance protections. Under the new programme, the maximum amount of catastrophe cover for Australia and New Zealand has increased from $3.5 billion to $4 billion and the Maximum Event Retentions for a first event until 30 June 2008 are as follows:

- $93 million in Australia;
- $81 million in New Zealand; and
- $79 million in the UK.

These retentions are set to increase by approximately $25 million from 1 July 2008 upon expiry of one reinsurance treaty.

The Group has also purchased additional reinsurance that is specifically designed to protect the Group's financial performance from the adverse accumulated impact that a number of smaller events could generate.

Balance sheet, capital and dividends

Return on equity (ROE) for the period, normalised for investment returns and excluding amortisation of intangible assets, was 6.6%. Actual ROE was 4.7%.

The Group continues to maintain a very strong balance sheet with a strengthened regulatory capital position. The Group MCR multiple increased to 1.87x (June 2007: 1.67x).

The interim dividend has been maintained at 13.5 cents per share, fully franked. It will be paid on 14 April 2008 to shareholders registered as at 12 March 2008.

"While the dividend represents a high payout ratio of our current earnings, we made the decision to maintain the interim dividend in the context of our expectations of the future growth and earnings performance of our businesses and our conservatively positioned balance sheet," Mr Hawker said.

"Recognising the more pessimistic economic and investment markets outlook, we have chosen to conserve capital by funding some of the dividend through the issue of shares to Dividend Reinvestment Plan participants, who will be given a 1.5% discount.

"The outlook for dividends depends on growth in underlying earnings, market conditions and the normal caveats we put on our financial forecasts."

Outlook

Mr Hawker said for the full year the Group is maintaining its existing guidance of 7-9% GWP growth and an insurance margin of 9-11%, but expects to be at the low end of both ranges as a result of further catastrophic events, the ongoing soft market in commercial insurance and currency movements. The guidance is subject to no catastrophes or large losses outside the Group's allowances nor any material movements in currency or investment markets in the second half.

"In Australia, we will continue to maintain our pricing disciplines. Some segments, such as personal lines, will experience price increases in line with rising claims costs following increased frequency and severity of weather events," Mr Hawker said.

"Our key international portfolios of New Zealand and the UK are expected to deliver a stronger and more sustainable performance in the second half.

"We have also made changes to our reinsurance programme to help reduce volatility in reported earnings and protect the Group's financial position over this period.

"We continue to pursue small, strategic acquisitions in our chosen markets of India, Malaysia, Thailand and China and are committed to completing our acquisition of the remaining 50% of NTI.

"While recent months have been challenging for the general insurance industry, we are confident the actions we are taking will improve the bottom-line performance of our business in the second half of the year," Mr Hawker concluded.

ENDS

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

CORPORATE AFFAIRS
Carolyn McCann
T 02 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Michael Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Financial results
Half-year ended 31 December 2007

Michael Hawker, Chief Executive Officer
Michael Wilkins, Chief Operating Officer
George Venardos, Group Chief Financial Officer

29 February 2008


IAG
Insurance Australia Group

AGENDA

- **Group results** — **Michael Hawker**
- **Segment analysis** — **Michael Wilkins**
- **Investments, reinsurance & capital** — **George Venardos**
- **Group outlook** — **Michael Hawker**
- **Questions**


IAG

Good morning, my name is Michael Woods and I am IAG's Head of Investor Relations. Welcome to our half-year results presentation. We have people here with us in Sydney and on the phone and on web cast.

As you can see from the agenda we have three presenters this morning and we'll take questions at the end of the presentation from people here with us in person and on the phones.

Michael Hawker

Group results



2007 was a very challenging year for the local general insurance industry. We are all aware that insurance and investment markets are prone to cycles. This has been borne out recently. In contrast to 2004 where I said the 'stars were aligned' with unsustainably favourable insurance and investment conditions, we're now enduring unfavourable conditions which also won't last.

We have been experiencing soft premiums in key portfolios, increased claims from severe storms and La Niña (or wetter) weather, capped off by record volatility in investment markets. Our recent results need to be looked at in this context.

What we will show you this morning is that:

1) We are delivering growth in Australian Personal Lines and in New Zealand. CGU Commercial Lines and the UK have shed some GWP in reaction to local cycles but remain positioned for growth when the cycles turn and this has already begun in the UK;

2) We are making solid progress in improving the performance of all of our businesses:

- We have implemented change in the UK and New Zealand which will deliver benefits in 2H08 and FY09 and the Australian cost base is under review;
- We have strengthened our management team; and
- In the UK, Equity is on plan and Advantage is showing early signs of improvement; and

3) We have conservatively positioned our balance sheet.

Together, these factors give us confidence that 2H08 will be a better period with further improvement to come in FY09.

FINANCIAL RESULTS OVERVIEW

- **Net earned premium up 17.6% to $3,709m (1H07: $3,155m)**
  - GWP up 15.9% to $3,851m (1H07: $3,324m)
- **Insurance profit of $217m (1H07: $420m)**
  - Insurance margin of 5.9% (1H07: 13.3%)
  - Unusually high claims from severe events of $326m (reduced margin by 4.8%)
  - Increased credit spreads impact of $55m (reduced margin by 1.5%)
  - Increased frequency and costs in some portfolios
- **Investment income on shareholders' funds of $76m (1H07: $166m)**
  - Income reduced by $90m due to lower market returns and reduced exposure to equities
- **NPAT for holders of ordinary shares of $110m (1H07: $345m)**
  - EPS of 6.07cps
  - Cash EPS (ie before amortisation) of 7.84 cents
- **ROE and capital**
  - ROE of 4.7% – 6.6% normalised cash ROE
  - Interim dividend maintained at 13.5 cps, fully franked
  - MCR multiple of 1.87x
  - Counterparty credit quality (investments and reinsurance) remains very strong



PAGE 4
1H08 Financial Results Presentation

Net earned premium is up by $554m or 17.6%. While most of this is attributable to the UK acquisitions, we have also had some notable organic growth.

The insurance profit of $217m is clearly disappointing, particularly in the context of the higher premium base. In dollar terms, the reduction of $203m relative to 1H07 is more than accounted for by the aggregate of $201m in increased losses from storms and $55m of losses from the impact of wider credit spreads which occurred as the yield on bonds moved by more than the risk-free rates used to discount claims. There has also been an increase in frequency and costs in some portfolios.

The UK operations' contribution to the insurance profit was $21m, up from $1m a year ago.

Investment income on shareholders' funds is down due to the aggregate of:

• Lower market returns relative to 1H07; and

• The reduction in our allocation to equities mandates put in place in late 2006.

NPAT of $110m is down substantially as a result of the factors described above. This has reduced EPS to 6.07 cents. On a cash basis (ie before amortisation), the EPS is 7.84 cents.

Cash ROE normalised for investment returns for the period was 6.6%.

The Group's interim dividend has been maintained at 13.5c per share. In light of recent performance and uncertainty in global markets, the Group has taken the decision to issue new shares to DRP (dividend reinvestment plan) participants, who will receive a 1.5% discount. The retained capital will be used to support growth while maintaining a strong balance sheet. George will provide more detail on the capital position later in the presentation.

KEY DRIVERS OF GWP AND CLAIMS

- **GWP up 15.9% to $3,851m (1H07: $3,324m)**
  - UK contributed $502m
    - Growing specialist lines & contracting private motor
  - All other businesses growing other than commercial insurance reflecting cycle conditions and CTP (LTCS impact)


GWP growth by business vs 1H07
Growth ($m)
60
40
20
0
-20
-40
Direct PI (short-tail)
4.8%
CTP
(11.2%)
Business Partnerships
2.9%
CGU Insurance
(4.0%)
NZ ($NZ)
3.5%

- **Loss ratio up 6.9% to 71.3%**
  - Severe event costs of $326m
  - Soft cycle and claims frequency and costs rising in some portfolios


Estimated insured cost of weather events in Australia (1992-2007) ($m, 2007 values)*
Insured cost (A$m)
3600
2500
1600
1400
1200
1000
800
600
400
200
0
Year (# of weather events)
IAG

**Source: Deutsche Bank AG, Insurance Council of Australia, Australian Bureau of Statistics. Costs inflated to 2007 values using CPI.*

PAGE 5
1H08 Financial Results Presentation

Total GWP has increased by $527m or 15.9% to $3,851m. $502m of this was the contribution from the UK operations. During 1H08, the UK business pulled back its private motor growth relative to its niche products.

The chart shows organic growth from our other key businesses:

In Australia, GWP grew by 4.8% in short-tail Direct Personal Insurance; 2.9% in Business Partnerships; and 3.5% in New Zealand (4.8% in Australian dollar terms). GWP in CTP was down by 11.2%, wholly as a result of the NSW Lifetime Care & Support Scheme (LTCS) – on an adjusted basis it grew by 3.6%.

In both Australia and New Zealand we have increased rates in short-tail commercial insurance. The New Zealand market has now followed and business retention is high. In Australia, the commercial market remains soft and we shed some business as anticipated, which drove the 4.0% reduction shown above. However, retention of existing business remains high at 84%, reflecting the value of our ongoing focus on customer relationships.

In personal lines here and in the UK, rates are rising to reflect increasing claims costs.

Turning to claims, the loss ratio is up 6.9% to 71.3%.

We've incurred $326m of storm claims in 1H08 net of reinsurance. In the Australian market, the only year in the last 15 years with worse storm experience was 1999. Our losses were more than 2.5x higher than the pcp, and over twice more than our allowance for the period of $153m. This increased the loss ratio by 4.8% relative to 1H07.

There are signs of increasing claims frequency and cost in some of our personal lines in Australia and New Zealand. Part of this can be attributed to higher rainfall and demand pressures following the major storms. The ongoing soft pricing in commercial has also increased the loss ratio. As noted earlier, we have already commenced rate increases to address these issues and expect more increases will follow.

FINANCIAL RESULTS OVERVIEW

FINANCIAL RESULTS/RATIOS	1H07	2H07	1H08
Financial Overview			
Profit attributable to holders of ordinary shares (A$m)	$345	$207	$110
Reported ROE % (Avg Equity) to holders of ordinary equity pa	19.5%	9.2%	4.7%
Normalised Cash ROE % (Avg Equity) to holders of ordinary equity pa	17.2%	9.7%	6.6%
EBITDA (A$m)	$610	$555	$341
Investment income on shareholders funds (A$m)	$168	$135	$76
Net cash flow from operations (A$m)	$199	$202	$73
Basic EPS (cents)	21.42	11.79	6.07
Cash EPS (cents)	21.90	14.52	7.84
DPS	13.50	16.00	13.50
Group General Insurance			
GWP (A$m)	$3,324	$4,057	$3,851
Insurance profit (A$m)	$420	$347	$217
Loss ratio	64.4%	68.0%	71.3%
Expense ratio	27.8%	27.4%	28.9%
Commission ratio	8.2%	8.5%	8.9%
Administration expense ratio	19.6%	18.9%	20.0%
Combined ratio	92.2%	95.5%	100.2%
Insurance margin	13.3%	9.7%	5.9%
Capital strength			
Probability of adequacy of general insurance claims reserves	90.0%	90.0%	90.0%
MCR multiple - Group	2.39x	1.67x	1.87x



PAGE 6
1H08 Financial Results Presentation

In addition to the factors I have already discussed, the NPAT for shareholders also includes $32m for amortisation on acquisitions, compared with $7m in 1H07, reflecting the UK businesses being in the results for the full period.

The most significant factor in the reduced level of cash flows is increased claims payments. Gross claims payments are up by $770m relative to 1H07. Over $300m is due to including the UK but the key to the rest is the major claims events both in 1H08 and the prior half – we had paid out over $180m by balance date for the June QBW storms alone, and most of that was in 1H08.

The Group's MCR multiple has improved from 1.67x to 1.87x. George will address the key components of this later in the presentation.

KEY INSURANCE RATIOS



Expense ratio
27.8%
3.3%
8.2%
16.3%
27.4%
3.3%
8.5%
15.6%
28.9%
2.7%
8.9%
17.2%
1H07
2H07
1H08
Administration ratio
Commission ratio
FSL
Loss ratio
65.4%
64.4%
69.4%
68.0%
72.0%
71.3%
Loss Ratio
Immunised Loss ratio
Combined ratio
93.1%
92.2%
96.8%
95.5%
100.9%
100.2%
Combined Ratio
Immunised Combined Ratio
Insurance margin (before tax)
13.3%
9.7%
5.9%



IAG

PAGE 7
1H08 Financial Results Presentation

The indicators on this slide have all moved in the wrong direction during this period.

The combination of our revised reinsurance programme, cost initiatives and rate increases positively impacting 2H08, mean I expect to have a better set of metrics the next time we present.

SEGMENT RESULTS

RESULTS BY SEGMENT	1H07 A$m	2H07 A$m	1H08 A$m	1H08 vs 1H07 %	1H08 vs 2H07 %
Australia	412	324	287	(30.3%)	(11.4%)
New Zealand	39	47	(21)	(153.8%)	(144.7%)
Asia	6	5	1	(83.3%)	(80.0%)
Asia RI	(9)	(20)	(38)	322.2%	90.0%
United Kingdom	2	44	17	750.0%	(61.4%)
Contribution from businesses	450	400	246	(45.3%)	(38.5%)
Investment income on shareholders' funds	166	135	76	(54.2%)	(43.7%)
Other	(81)	(107)	(35)	[illegible]	(20.6%)
Net profit before tax	535	428	237	(55.7%)	(44.6%)
Tax expense, minority interests & amortisation	(190)	(221)	(127)	(33.2%)	(42.5%)
Net profit after tax	345	207	110	(68.1%)	(46.9%)

- **Australia: Increased claims cost & frequency, including storms of $228m (1H07: $122m), exceeded continued reserve releases in commercial**
- **New Zealand: Performance impacted by weather events and an earthquake**
- **Asia: Lower investment returns and investing for expansion**
- **UK: Synergies on track and underlying trading results improving**
- **Asian reinsurance: $50m for the UK flood costs**
- **One-off costs from productivity and integration initiatives in NZ and the UK in 1H08 to deliver future benefits, Australian cost base under review**


IAG

PAGE 8
1H08 Financial Results Presentation

The regional components of our Group results are set out above.

In Australia, the profit of $287m was down from $412m in 1H07. The most significant component of the change is an increase of $106m in storm costs, up from $122m to $228m.

Our New Zealand business also incurred increased costs from severe storms as well as an earthquake. In total, losses from large insured events totalled $40m. It also incurred an unusual run of individual large commercial fire losses. As a result, the New Zealand business recorded an underwriting loss of $32m, the first underwriting loss in this business for many years.

In Thailand, the investment returns are lower this period. Investing in new products and distribution subdued growth and profitability in this period. The trend in recent months has improved in both terms.

As outlined in October, our UK underwriters are targeting improved performances for FY08 and remain on track to do this. In 1H08, Equity is on plan with a reported insurance margin of 12.9%. Improvements in Advantage are taking longer to materialise but the business is responding positively to management initiatives. The Hastings result was very poor due to the legacy issues advised to the market in October.

The Asian reinsurance result is disappointing with the biggest factor being the $50m it bore for the cost of the UK floods last summer.

We incurred costs of $16m in 1H08 to implement productivity and integration initiatives primarily in the UK and New Zealand. The UK synergy programme remains on track to have £25m per annum in after tax profits in the run rate by June 2008. New Zealand's targeted benefits of 1 – 2% in its insurance margin run-rate are also on track.

Reviews of the cost base of the Australian businesses and shared services are now under way with the intent of further improving operational efficiency.

PORTFOLIO CONTINUES TO DIVERSIFY

1H07 Portfolio - $3.32bn ► **1H08 Portfolio - $3.85bn**

GWP by geography



UK 2%
Asia 3%
New Zealand 14%
Australia 81%



Asia 3%
UK 15%
New Zealand 12%
Australia 70%

GWP by product



Other Short-tail 4%
Liability 6%
CTP 10%
Workers Comp 3%
Short-tail Commercial 19%
Motor 36%
Home 22%



Other Short-tail 3%
Liability 5%
CTP 11%
Workers Comp 2%
Short-tail Commercial 18%
Motor 39%
Home 22%

PAGE 9
1H08 Financial Results Presentation



IAG

Before looking at the components of our results, I wanted to quickly recap on our mix of business, both in terms of geography and product mix.

Compared to a year ago, the proportion of GWP generated offshore has increased from 19% to 30%, with the most significant component of that being 15% generated in Europe.

We have kept a relatively constant product mix, with 82% short-tail in 1H08.

I'll now hand you over to Mike for further detail on the performance of each business unit.

Michael Wilkins

Segment analysis



I am pleased to be here and happy to be part of a strategy of segmenting business and devolving responsibility to provide better customer experiences and outcomes.

This is my ninth week in the organisation and I am finding my way around the Group and looking at issues and opportunities.

Today I want to make comments on various parts of the business.

AUSTRALIA
Key points on results

AUSTRALIA	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	**2,689**	**2,800**	**2,693**
Gross earned premium	**2,750**	**2,698**	**2,757**
Reinsurance expense	(154)	(168)	(149)
Net premium revenue	**2,596**	**2,530**	**2,608**
Net claims expense	(1,672)	(1.688)	(1,791)
Commission expense	(201)	(206)	(206)
Underwriting expense	(497)	(487)	(516)
Underwriting profit	**226**	**149**	**95**
Investment income on technical reserves	159	137	160
Insurance profit	**385**	**286**	**255**
Profit from fee based business	27	38	32
Total Australia result	**412**	**324**	**287**
Insurance ratios			
Loss ratio	64.4%	66.7%	68.7%
Expense ratio	26.9%	27.4%	27.7%
Commission ratio	*7.8%*	*8.1%*	*7.9%*
Administration ratio	*19.1%*	*19.3%*	*19.8%*
Combined ratio	91.3%	94.1%	96.4%
Insurance margin (before tax)	14.8%	11.3%	9.8%

Key points/variances to 1H07

- **GWP up 1.3% (excluding LTCS):**
  - Growth in Direct Personal Insurance 4.6%
  - CGU Commercial Lines GWP down 5.9%; retention rate strong at 84%
- **Claims up by 7.1%:**
  - Storms up 86.9% to $228m
  - Frequency up, impacting average claims costs due to demand surge
  - Continued reserve releases
- **Expenses:**
  - Underlying increase in expenses being addressed


IAG

This slide gives you a high level view of the performance of the total Australian business. I will address the performance of the component businesses in the following slides.

In Australia, the overall growth of 1.3% (excluding impact of LTCS) belies the 4.6% growth achieved in Direct Personal Insurance as the soft cycle conditions in commercial and management's stated intent to increase prices in Commercial short-tail led to a 5.9% reduction in GWP in CGU Commercial Lines.

On the claims line the biggest impact was the unusually high level of storm claims. The most significant of these events were the Lismore hail storm at $56m, the Sydney hail storm at $105m and storms in Melbourne in December at $19m. In addition to these major storms, higher rainfall (as part of the La Niña cycle) has also increased motor claims frequency with the number of car collisions rising in wetter weather. The combination of these factors is causing a moderate level of demand led inflation on repair costs. Rates are increasing to reflect claims costs.

As previously guided by the company, the level of reserve releases this period of $209m decreased relative to 2H07 with CTP experience now tracking closer to pricing assumptions. Meanwhile in the commercial classes, prior year experience continues to develop very favourably.

The impact of the credit spreads reduced the investment income on technical reserves by $55m, reducing the insurance margin by 2.1% in this segment.

The expense ratio has risen slightly. Some of this is attributable to the soft rates in commercial and increased investment in the front line in Direct Personal Insurance. However, reviews of the Australian cost base are under way as we believe there is further scope for improvement.

DIRECT PERSONAL INSURANCE
Risks in force continue to grow

DIRECT PERSONAL INSURANCE	1H07	2H07	1H08
	A$m	A$m	A$m
Gross written premium	1,419	1,470	1,440
Gross earned premium	1,455	1,433	1,457
Reinsurance expense	(49)	(51)	(54)
Net premium revenue	1,406	1,382	1,403
Net claims expense	(1,018)	(939)	(1,102)
Commission expense	(35)	(37)	(35)
Underwriting expense	(253)	(239)	(257)
Underwriting profit	100	167	9
Investment income on technical reserves	93	92	92
Insurance profit	192	259	101
Insurance ratios			
Loss ratio	72.4%	68.0%	78.5%
Expense ratio	20.5%	20.0%	20.8%
Commission ratio	2.5%	2.7%	2.5%
Administration ratio	18.0%	17.3%	18.3%
Combined ratio	92.9%	87.9%	99.4%
Insurance margin (before tax)	13.7%	18.8%	7.2%

Key observations

- **Advertising & price position has increased short-tail GWP by 4.8% on 1H07**
- **CTP GWP* up 3.6% on 1H07 – holding share in NSW**
- **Short-tail frequency & average claims cost rising**

Key actions

- **Rates increasing reflecting inflationary pressures**
- **Expense base under review**

** Adjusted for LTCS*

PAGE 12
1H08 Financial Results Presentation



Refreshed advertising and competitive price positioning has contributed to volume growth in short-tail of 1.8% relative to 1H07 and GWP growth of 4.8% over the same period. GWP in the flagship NSW/ACT motor portfolio grew by 5.7%. Even though short-tail risks in force continued to grow in 1H08, GWP is down slightly on 2H07. A degree of seasonality is apparent in the NSW book with the home portfolio now weighted more evenly between the two halves of the financial year (versus 54:46 four years ago) while the motor book has been quite stable at 48:52 between the first and second halves.

Relative to 1H07, the average premiums of motor and home policies issued in 1H08 are 2.9% and 3.6% higher, respectively.

As expected, due to LTCS, CTP GWP has fallen by $33m. However, adjusted for LTCS, GWP in 1H08 was up 3.6% on 1H07. Seasonality and a relatively expensive pricing position since November 2007 has curtailed growth in the short term in this portfolio. However, the 12 month rolling market share has been sustained at 38% (as measured by percentage of registrations). We are still targeting a market share range of 38 – 39% for FY08 but expect to be closer to the low end of this range given the current pricing environment.

The storm costs in this portfolio were $154m compared to the allowance in our budget of $73m and an incurred cost of $73m in 1H07.

Excluding storms, underlying home claims frequency is down but this benefit has been partially offset by a higher number of more expensive burglary and fire claims in 1H08. In the motor portfolio, frequency is up 11% on 1H07. Excluding storms, it is up 2.5% – mainly due to an increase in collisions and windscreen claims.

To address these trends, we've been implementing price increases gradually through the portfolio and will continue to do so, without compromising our positioning relative to competitors. We're also investing in our brands and customer service, while reviewing the cost base to identify productivity savings.

CGU INSURANCE
Profitability supported by reserve releases

CGU INSURANCE	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	925	982	888
Gross earned premium	958	928	949
Reinsurance expense	(86)	(89)	(75)
Net premium revenue	872	838	874
Net claims expense	(468)	(540)	(472)
Commission expense	(105)	(113)	(106)
Underwriting expense	(184)	(182)	(193)
Underwriting profit	116	2	103
Investment income on technical reserves	55	35	55
Insurance profit	171	37	158
Profit from fee based businesses	2	2	6
Total CGU Insurance result	173	39	164
Insurance ratios			
Loss ratio	53.6%	64.4%	54.0%
Expense ratio	33.1%	35.3%	34.2%
Commission ratio	12.1%	13.5%	12.1%
Administration ratio	21.1%	21.8%	22.1%
Combined ratio	86.7%	99.7%	88.2%
Insurance margin (before tax)	19.6%	4.4%	18.1%

Profit from fee based business in 1H08 represents the sale of CGU Premium Funding in July

Key observations
- **Challenging environment - rates remain soft**
- **Executing planned rate rises**
  - Shedding some commercial business while maintaining retention at 84%
  - Growing GWP in broker & agent personal lines
- **Continued strong performance from liability and workers' compensation delivering reserve releases**

Key actions
- **Maintain pricing discipline**
- **Continue customer retention focus**
- **Manage expenses for reduced volume but ensure franchise sustained**


IAG

PAGE 13
1H08 Financial Results Presentation

The overall GWP for CGU Insurance reduced by $37m or 4%. This includes reduced GWP in commercial lines and increased GWP in personal lines.

The commercial market in Australia remains challenging with pressure on rates in most classes – and we don't expect any immediate let up in this. Against this backdrop, Duncan and I support continuing the existing strategy of ensuring prices cover the risk and being prepared to shed market share where they don't. As predicted in October, the outcome of this is that while business retention remains high at 84%, total commercial GWP has fallen by 5.9% to $721m.

The figures on this chart include the personal lines distributed by CGU's broker and agent network. GWP in this part of the portfolio increased by 5.0% to $167m and profitability is improving – close to breakeven in 1H08.

Reserve releases in 1H08 were $157m.

Liability experience continues to be favourable and is reflected in market pricing.

Workers' compensation profitability remains strong, particularly in Western Australia where, due to the local buoyant economy, return to work rates are very high. Consequently, prices are falling, reducing by an average of 14% in the past six months.

In this business, our key action is remaining committed to price discipline with a strong focus on retention of customers, while maintaining a tight focus on costs.

BUSINESS PARTNERSHIPS
Managing portfolio to profitability

BUSINESS PARTNERSHIPS	1H07	2H07	1H08
	A$m	A$m	A$m
Gross written premium	345	349	355
Gross earned premium	338	338	351
Reinsurance expense	(19)	(27)	(20)
Net premium revenue	317	311	331
Net claims expense	(186)	(207)	(217)
Commission expense	(61)	(55)	(65)
Underwriting expense	(60)	(67)	(66)
Underwriting profit	10	(19)	(17)
Investment income on technical reserves	11	11	13
Insurance profit	21	(8)	(4)
Profit from fee based businesses	25	36	24
Total business partners result	46	28	20
Insurance ratios			
Loss ratio	58.8%	66.6%	65.6%
Expense ratio	38.2%	39.4%	39.5%
Commission ratio	19.1%	17.8%	19.6%
Administration ratio	19.0%	21.6%	19.9%
Combined ratio	96.9%	106.0%	105.1%
Insurance margin (before tax)	6.6%	(2.6%)	(1.2%)

Key observations

- **Pricing adequacy improved but more rate increases to come**
- **Improving strategic approach to partners to improve outcomes**
- **Continued bonuses from fee-based schemes**

Key actions

- **Further pricing discipline**
- **Continued effort to ensure partnership arrangements provide better alignment of interests**
- **Manage costs in fee-based in context of expectation of minimal further prior year bonuses**


IAG

Business Partnerships is also experiencing a challenging environment, particularly in the dealer channel in NSW and Queensland where competitor activity has become more intense.

GWP has continued to increase, mainly due to significant rate rises. There has been some net reduction in volume even though we are increasing penetration of key customer accounts.

The Swann business continues to perform well.

The loss ratio increased 6.8% compared to 1H07 of which 4.0% is attributed to increased storms costs. Total storm costs in 1H08 were almost double that of 1H07 at $30m.

The ongoing rate increases and portfolio mix changes are designed to address the underlying increase in claims.

The expense ratio includes a 1% impact from the write-off of software.

Profits from the management of government underwritten workers' compensation schemes have continued to benefit from prior period bonuses which contributed $16m in 1H08. We don't expect any further sizeable prior period payments due to changes in the schemes' payment arrangements. Our guidance continues to be that this business should generate $16 – 24m pa.

Looking forward we will continue to manage this portfolio towards delivering acceptable insurance margins through management of the portfolio and our expenses. While cost savings were implemented during the period, there is scope for further productivity improvements through increased automation.

INTERNATIONAL BUSINESSES
Key points on results

INTERNATIONAL	1H07	2H07	1H08
	A$m	A$m	A$m
Gross written premium	635	1,257	1,168
Gross earned premium	619	1,140	1,166
Reinsurance expense	(60)	(82)	(65)
Net premium revenue	559	1,058	1,101
Net claims expense	(361)	(753)	(853)
Commission expense	(57)	(100)	(125)
Underwriting expense	(122)	(191)	(226)
Underwriting profit	18	14	(102)
Investment income on technical reserves	17	47	64
Insurance profit	35	61	(38)
Share of profit from associates	3	2	1
Fee based business	(1)	14	(4)
Corporate expenses	(2)	(2)	(2)
Total international result	35	75	(43)
Insurance ratios			
Loss ratio	64.6%	71.2%	77.5%
Expense ratio	32.1%	27.5%	31.8%
Commission ratio	10.2%	9.5%	11.4%
Administration ratio	21.9%	18.1%	20.4%
Combined ratio	96.7%	98.7%	109.3%
Insurance margin (before tax)	6.3%	5.8%	(3.5%)

Key points / variances to 1H07

- **International now represents 30% of Group GWP (1H07:19%)**
- **GWP increased on 1H07 mainly due to UK expansion**
- **Severe event costs of $98m (1H07:$3m)**
- **Cost initiatives under way in UK and NZ**
  - $14m expensed in 1H08
  - UK on track to have £25m (post-tax) in run rate by 30 June 2008
  - New Zealand changes implemented expected to improve margin by 1 – 2% in run rate


IAG

Our international portfolio now represents 30% of the Group in GWP terms. As with the domestic business, storm costs were unusually high at $98m which added 8.9% to the loss ratio. The major events were the summer floods in the UK at $58m, July storms, frosts and tornadoes in New Zealand costing an aggregate of $31m, and an earthquake in Gisborne (New Zealand) in December costing $9m.

The operational restructure, flagged by Nick Hawkins at the briefing last October, has been completed and is expected to improve the run-rate margin by 1 – 2%.

The UK synergies programme also remains on track to have £25m in the after tax run rate by June 2008. This is a substantial program with FTE (full time equivalent) staff numbers reduced by 497, with over 80% by natural attrition.

$14m was expensed in 1H08 to implement these changes.

UNITED KINGDOM
Positioning for future value delivery

UNITED KINGDOM	1H07	2H07	1H08
	A$m	A$m	A$m
Gross written premium	83	642	585
Gross earned premium	66	560	578
Reinsurance expense	(3)	(30)	(48)
Net premium revenue	62	530	530
Net claims expense	(55)	(396)	(397)
Commission expense	-	(38)	(57)
Underwriting expense	(9)	(97)	(107)
Underwriting profit	(2)	(1)	(31)
Investment income on technical reserves	3	30	52
Insurance profit	1	29	21
Share of profit from associates	-	(2)	(2)
Fee based business	11	17	(2)
Total United Kingdom result	2	44	17
Insurance ratios			
Loss ratio	88.7%	74.7%	74.9%
Expense ratio	14.5%	25.5%	30.9%
Commission ratio	0.0%	7.2%	10.8%
Administration ratio	14.5%	18.3%	20.2%
Combined ratio	103.2%	100.2%	105.8%
Insurance margin (before tax)	1.6%	5.5%	4.0%

Key observations

- **Market challenging but improving**
  - Paid private motor increases of 5 – 7% in 1H08
- **Portfolio reconfigured**
  - Equity meeting plan
  - Advantage showing early signs of improvement
- **Synergy delivery on track**

Key actions

- **Ongoing rating actions into strengthening cycle**
- **Strategic review of retail distribution model & positioning**



PAGE 18
1H08 Financial Results Presentation

The pricing environment in the UK personal lines market improved steadily over the period with rate rises holding. The market benchmark – the AA pricing index – reported that the "Shoparound" premium rose 3.9% in the quarter to December 2007 and 4.8% for the year. The "Shoparound" index measures the average of the cheapest three quotes in the survey and increases in this index have lagged the index of quoted prices. The fact it is now rising faster than the quote index (which rose 2.4% in the quarter) is supportive of rate increases 'sticking' across the market.

Within our retail motor business, quoted prices increased by 5 – 18%. The motorcycle rate environment remained soft during most of 1H08 but 10% rate rises were implemented in December. Our effective rate increases for business written (as opposed to quoted) in 1H08 were 5 – 7%. Fleet and specialist motor rates were soft in 2007 but have also begun to harden.

GWP of $585m is $39m lower than 2H07 following the business decision to reconfigure the portfolio and reduce exposure to the UK private motor market where pricing remains inadequate. The specialist motor and fleet premium grew during 1H08.

Equity is performing to plan and Advantage is showing early signs of improvement.

Claims are at similar levels to 2H07 – with both periods incurring some losses from the June and July floods in the UK. However, the bulk of the exposure was reinsured – primarily to IAG Re Labuan. IAG Re Labuan is also providing a quota share for Advantage.

The increase in the expense ratio is mainly due to business mix. There has also been some investment in the synergy programme.

As a result of the issues flagged by Neil Utley in October, the fee-based business result fell from a profit of $17m in 2H07 to a loss of $2m. While solid progress has been made on resolving these issues the third party panel is still suspended. However, management expects to reactivate it in 2H08 with the participation of key underwriters. Branch acquisitions continue. The final tally for 2007 was 16 branches which, together with acquired books of business, account for annual broked GWP in excess of £60m. By December 2007, the Group was underwriting over 50% of the motor business for branches acquired by December 2006.

A strategic review of the UK business' retail distribution model and propositions is underway to ensure the business is well positioned to grow profitably in the future.

NEW ZEALAND
Performance adversely affected by weather

NEW ZEALAND	1H07	2H07	1H08
	A$m	A$m	A$m
Gross written premium	460	508	482
Gross earned premium	470	483	489
Reinsurance expense	(42)	(51)	(54)
Net premium revenue	428	432	435
Net claims expense	(258)	(272)	(322)
Commission expense	(45)	(47)	(47)
Underwriting expense	(98)	(76)	(98)
Underwriting profit	27	37	(32)
Investment income on technical reserves	12	10	11
Insurance profit	39	47	(21)
Insurance ratios			
Loss ratio	60.3%	63.0%	74.0%
Expense ratio	33.4%	28.5%	33.3%
Commission ratio	10.5%	10.9%	10.8%
Administration ratio	22.9%	17.6%	22.5%
Combined ratio	93.7%	91.4%	107.4%
Insurance margin (before tax)	9.0%	10.9%	(4.8%)

Key observations

- GWP increased 3.5% in NZ$
- Successful in leading the market in rate increases in commercial
- Storms & earthquakes of $40m (NZ$46m) in 1H08
- More large losses and home profitability still an issue
- Productivity improvements implemented

Key actions

- Complete transition to new direct personal lines system
- Maintain growth momentum and rate leadership
- State brand relaunch


IAG

PAGE 17
1H08 Financial Results Presentation

In the New Zealand business, GWP grew 4.8% relative to 1H07 (3.5% in A$). The underlying growth in New Zealand dollars was 3.5%. Nearly half this portfolio is commercial broked business and the seasonality of this essentially explains the short-fall of GWP relative to 2H07.

The business led the commercial market with price increases announced in May 2007. It was pleasing to see major competitors follow with price increases during the December renewal period providing confidence in the recovery of the commercial cycle in New Zealand. GWP growth in 1H08 versus 1H07 was 7.8%.

In the other channels, GWP in the direct channel was steady while the business partners channel grew 3.2%.

As noted, weather events and an earthquake also pummelled this portfolio, adding 9.2% to the loss ratio. There was also an increase in underlying claims costs – frequency of large fire losses in commercial and increased average claims costs from portable valuables thefts in the personal lines books. Overall, these issues took the combined ratio over 100% for the first time in many years.

Local management undertook a detailed review of its operating model during 1H08 and moved quickly to implement the changes to which I referred earlier. Costs incurred in 1H08 to effect this amounted to $4m.

The transition of the direct personal lines portfolio onto the Huon system used in Australia is continuing and the last of the renewals are on track to be migrated by July 2008. There are incremental costs associated with running both systems during this transition. We look forward to generating both selling opportunities and operating efficiencies as the new system is embedded.

To return this business to continued profits, in addition to the cost management points noted above, we intend to maintain the growth momentum and price leadership. Pricing structures and rates in the direct and business partners portfolios are also under review and the State brand is being re-launched during 2H08.

ASIA
Investing for growth

ASIA	1H07 A$m	2H07 A$m	1H08 A$m
Gross written premium	79	89	89
Gross earned premium	80	87	88
Reinsurance expense	(17)	(20)	(21)
Net premium revenue	63	67	67
Net claims expense	(41)	(44)	(44)
Commission expense	(11)	(13)	(13)
Underwriting expense	(9)	(11)	(11)
Underwriting profit	2	(1)	(1)
Investment income on technical reserves	3	5	1
Insurance profit	5	4	–
Share of profit from associates	3	4	3
Fee based business	(2)	(3)	(2)
Corporate expenses	(2)	(2)	(2)
Total Asian operations result	4	3	(1)
Insurance ratios			
Loss ratio	65.1%	65.7%	65.7%
Expense ratio	31.7%	35.8%	35.8%
Commission ratio	17.4%	19.4%	19.4%
Administration ratio	14.3%	16.4%	16.4%
Combined ratio	96.8%	101.5%	101.5%
Insurance margin (before tax)	7.9%	6.0%	0.0%

Key observations

- **Thai market conditions remain challenging but IAG GWP up 6% in local currency terms**
- **AmAssurance performing well – investing in, and delivering strong growth**

Key actions

- **Goal to complete move to 49% of AmAssurance general insurance by June 2008**
- **Continue to enhance outcomes in existing investments through ongoing capability transfer**
- **Continue to pursue entry into India and China**



Our Thai businesses grew 6% in local currency terms (12.7% in A$) on 1H07. This has largely been driven by Safety through a combination of rate increases and higher car sales, together with an expanded branch network. The commercial operation has lower GWP, primarily due to soft cycle conditions and a weaker US dollar on which a substantial portion of this business bases its pricing.

Work continues to improve the claims ratio through steps taken to manage out poorer performing segments of the portfolio.

The expense ratio has increased in line with expectations as we invest for growth, eg the expansion of Safety's branch network.

The IAG Asia team has continued to work with AmAssurance on the introduction of new products and services and these, combined with strong growth in the existing motor book, generated top line growth of 21.7% in local currency terms on 1H07 (up 14.4% in A$). Profitability improved and the life business of AmAssurance also performed strongly. The reported share of profits is consistent with 1H07 and lower than 2H07 which included a special release to shareholders from the life business.

We continue to work closely with AmBank on restructuring our holding to provide us with 49% of the general insurance business, with completion targeted to occur by the end of the financial year.

We remain committed to the strategy of gaining a share in the expansion of the general insurance markets in two of Asia's large, high growth economies, ie China and India, and continue to actively pursue opportunities in these markets.

ASIAN REINSURANCE
Impacted by UK floods

ASIAN REINSURANCE	1H07	2H07	1H08
	A$m	A$m	A$m
Gross written premium (3rd party premium income)	13	18	12
Gross earned premium	4	10	13
Reinsurance expense (net of IAG Group premium income)	2	19	56
Net premium revenue	6	29	69
Net claims expense	(7)	(41)	(90)
Commission expense	(1)	(2)	(8)
Underwriting expense	(7)	(7)	(9)
Underwriting profit	(9)	(21)	(38)
Investment income on technical reserves	-	1	-
Insurance profit	(9)	(20)	(38)
Insurance ratios			
Loss ratio	116.7%	141.4%	130.4%
Expense ratio	133.3%	31.0%	24.6%
Commission ratio	*16.7%*	*6.9%*	*11.6%*
Administration ratio	*116.7%*	*24.1%*	*13.0%*
Combined ratio	250.0%	172.4%	155.1%
Insurance margin (before tax)	(150.0%)	(69.0%)	(55.1%)

Key observations

- **Adverse developments**
  - Floods in UK cost this business $50m
- **Alba affected by slower than anticipated Asian expansion and soft commercial cycle**

Key actions

- **Continue to work on Alba development and positioning**



The Asian reinsurance operations have had a poor half-year in terms of profitability with $50m in claims costs from the UK.

Revenue from other Group operations (net of reinsurance protections bought) increased to $56m in 1H08 from $19m in 2H07 as IAG Labuan became the primary reinsurer for the Group's wholly owned businesses outside of Australia.

Third party premiums written by Alba of $12m are down 33% on 2H07 and in line with 1H07, the first period of operation. This business has not gained traction in a soft commercial cycle and slower than anticipated realisation of the Group's Asian expansion strategy. We continue to work on positioning this business, and the infrastructure it provides, for the future.

I'll now hand over to George.

George Venardos

Investments
Reinsurance
Capital & dividends


IAG
Insurance Australia Group

INVESTMENTS
Group asset mix


30 June 2007
asset mix
Hedge funds &
private equity
2%
Australian &
international
equities & LPTs
10%
Fixed interest
and cash
88%
31 December 2007
asset mix
Hedge funds
1%
Australian &
international
equities & LPTs
9%
Fixed interest
and cash
90%

- **Group asset mix has remained stable in 1H08**


IAG

The mix of the Group's total investments remained fairly stable over the past six months with a slight reduction in hedge funds and equities exposures since 30 June 2007.

INVESTMENTS
Cash and fixed interest asset quality



Fixed interest asset quality as at 31 December 2007 for Australia & New Zealand
Other AAA 6%
C'wth Government 'AAA' 22%
Asset Backed 'AAA' 10%
Banks & FI 'AA' 20%
Semi Govt & eligible for RBA Repo's 'AAA' / 'AA' 42%

- **High quality and high liquidity**
- **Portfolio credit quality remains very strong and underlying these ratings, there is good diversity amongst counterparties and industry exposures**
- **UK fixed interest portfolio of $0.7bn**
  - $0.6bn invested in AAA rated UK Government securities
  - Remainder in 'A-' very short dated securities
- **$1.6bn in cash with an 'A-1+' rating**



PAGE 22
1H08 Financial Results Presentation

The fixed interest portfolio of $6.7bn remains high quality.

This chart shows the mix of the portfolio of $6.0bn held in Australia and New Zealand. Of the total, 64% is in government securities rated 'AAA' or 'AA'.

The UK fixed interest portfolio was $0.7bn at 31 Dec 2007and $0.6bn of this was invested in 'AAA' rated UK Government securities with the remaining portion in 'A-' rated very short dated securities

The $1.6bn cash portfolio is all rated 'A-1+'.

The Group's investment operating rules provide limits on concentration and credit quality of investment holdings (including requirements to measure aggregate exposures such as reinsurer receivables from a bond counterparty).

Abiding by these rules has meant the Group has had no reported losses from CDOs (collateralised debt obligations) or similar securities. Our exposure has been limited to the knock-on impact on equities markets and credit spreads.

INVESTMENTS
Performance

PORTFOLIO INCOME (PRE-TAX) AND INCL. DERIVATIVES	1H07 A$m	2H07 A$m	1H08 A$m
Technical reserves	176	184	224
Shareholders' funds	166	135	76
Total investment income	**342**	**319**	**300**

- **Impact of increased credit market spreads reduced the 1H08 insurance profit by $55m**
- **Net profit before tax sensitivity to a 10 basis points increase in credit spreads -$12m as at 31 December 2007**
- **Higher running yields**
- **Shareholders' funds income reflects lower market returns and reduced exposure to equities**



The overall return for the period of 2.6% is lower than prior periods due to the market conditions and the reduced exposure to equities. The results include:

• The $55m reduction in returns on technical reserves due to widening credit spreads;

• $11m in value added from the technical reserve overlay strategy;

• Higher returns from the UK market than the local Australia and New Zealand markets; and

• The devaluation of our offshore holdings due to the stronger value of the Australian dollar.

With respect to the credit spread issue it is worth noting that, given the high credit quality of the bonds, we expect the unrealised losses will reverse if the underlying securities are held to maturity as the cash flows of the interest and principal still appear to have more certainty than the current market pricing implies.

To provide guidance on the Group's sensitivity to a further deterioration in credit spreads, the cost to the Group (based on its 31 December 2007 holdings) would be $12m in pre-tax earnings for each 10 basis points movement in spreads.

The wider credit spreads are providing improved running yields from the bond portfolio.

REINSURANCE PROTECTIONS STRENGTHENED

- **Upper limit of the catastrophe programme increased to $4bn**
- **Group has purchased covers which reduce the maximum event retention of the Group until 30 June 2008 to**
  - Australia $93m; New Zealand $81m; and United Kingdom $79m
  - Second event MER for Australia of $50m; New Zealand $44m; and United Kingdom $62m
  - Increase by $25m each on expiry of one treaty on 30 June 2008
- **Additional cover for accumulated losses below the maximum event retention for calendar 2008 – 82% placed**
  - Covers accumulated losses arising from events larger than $15m
  - Cover of $150m xs $150m counting a maximum of $50m per event
- **12% increase in aggregates**
- **New programme placed for only 4% in additional premiums**

PAGE 24
1H08 Financial Results Presentation


IAG

The Group renewed its catastrophe programme effective 1 January. The programme now incorporates our UK exposures. The underlying growth in aggregates has led us to increase the upper limit of the programme to $4bn for one event.

Taking into account forecasts for more cyclonic activity in 2008, the current weather cycle and market conditions, we have purchased additional covers to both reduce our single event retentions for 2008 and increase our cover for an aggregation of multiple events.

For catastrophes, the event retentions by region (using the 31 December 2007 exchange rates) are $93m, $81m and $79m for Australia, New Zealand and the UK, respectively.

For a second event, the retentions by region are $50m, $44m and $62m for Australia, New Zealand and the UK, respectively

Under the current treaties, these will increase by $25m each from 1 July 2008 as one of our fiscal year treaties expires. We will consider renewing this closer to expiry.

For accumulated losses from large events which are below our catastrophe covers, we have bought an aggregate stop loss which provides $150m of cover above an aggregate deductible of $150m for events which cost over $15m, which each event counting for a maximum of $50m in the calculation. This cover is placed to 82%.

Delivering these improvements to the programme and covering the increase in aggregates of 12%, has only cost the Group an additional 4%, reflecting the more efficient structures and pricing.

The counter-party rating profile of the purchased covers remains strong with over 70% or the catastrophe programme limit provided by reinsurers with ratings of at least 'AA-' from Standard & Poor's.

REGULATORY CAPITAL POSITION STRENGTHENED

COVERAGE OF REGULATORY CAPITAL REQUIREMENTS A$m	IAG Consolidated 1H07	2H07	1H08
Tier 1 capital			
Paid-up ordinary shares	4,003	4,361	4,649
Treasury shares	(40)	(36)	(26)
Hybrid equity	543	549	550
Reserves	11	(4)	3
Retained earnings	373	372	194
Excess technical provisions (net of tax)	450	431	390
Less: deductions	(2,177)	(3,372)	(3,232)
Total Tier 1 capital	**3,171**	**2,301**	**2,534**
Tier 2 capital			
Gross subordinated debt	1,216	1,169	923
less ineligible subordinated debt	-	(18)	-
Total Tier 2 capital	**1,216**	**1,151**	**923**
Capital base	**4,388**	**3,452**	**3,457**
Minimum capital requirements (MCR):			
Australian general insurance businesses	1,393	1,501	1,407
International insurance businesses MCR	239	367	353
Catastophe concentration risk	200	200	93
Total Minimum capital requirements (MCR)	**1,832**	**2,068**	**1,853**
MCR multiple	**2.39x**	**1.67x**	**1.87x**

- **MCR multiple increased to 1.87x (June 2007: 1.67x) due to:**
  - Final FY07 dividend underwritten
  - Reduced maximum event retention falling from $200m to $93m
  - Reduced asset charges
  - Reduced outstanding claims (June 2007 storms)
- **Approximately $70m of the Group's debt obligations as of today mature in 2008**
- **$200m of ASX listed preference shares have a Reset Date on 15 June 2008 – reviewing options**
- **Exercising 100% of $550m Reset Exchange Securities (contingent capital) would increase MCR multiple to 2.17x**



PAGE 25
1H08 Financial Results Presentation

The Group's regulatory capital position has strengthened with the Group's capital now representing 1.87x MCR (minimum capital requirement), applying the APRA entity rules to the Group as a whole.

This has been achieved through:

- Issuing shares rather than cash to settle the FY07 final dividend;
- The reduction in the maximum event retention from $200m to $93m;
- Lower asset charges as the Group's portfolio has been de-risked – eg lower portion in hedge funds and similar securities in the UK business; and
- Lower outstanding claims - the 30 June 2007 balance was particularly high due to the QBW storms (Queens' Birthday Weekend storms in the Hunter Region).

Having made some repayments since balance date, the Group now has less than $70m of debt obligations maturing in 2008.

Within the hybrid balance of $550m, $200m – being the IAGPB reset preference shares – is due for reset in June 2008. We are currently assessing our options in respect of this security.

The Group's $550m of Reset Exchangeable Securities do not count as capital for APRA purposes in their current form. However, if the Group was to exercise its option to convert these securities into Tier One qualifying shares, the MCR coverage would rise to 2.17x as at 31 December 2007.

APRA's proposed changes to the capital charges for investments (which are scheduled to apply from 1 July 2008) are expected to increase the Group MCR by between $200 and $250m. At $250m, this would decrease the MCR coverage to 1.64x as at balance date.

There will be further changes when APRA's proposed changes to the treatment of reinsurance recoveries are made.

DIVIDEND POSITION



Dividends per share
Cents
50.0
40.0
30.0
20.0
10.0
0.0
10.0
8.0
4.0
10.5
6.0
4.5
11.5
7.0
4.5
22.0
14.0
8.0
26.5
14.5
12.0
42.0
12.5
29.5
16.0
13.5
29.5
16.0
13.5
13.5
FY01
FY02
FY03
FY04
FY05
FY06
FY07
1H08
Interim dividend
Final dividend
Special dividend

- **Interim dividend maintained at 13.5c per share**
- **Issuing new shares to DRP participants with 1.5% discount reflecting**
  - Recent severe weather events
  - More pessimistic outlook for global economy and investment markets

PAGE 28
1H08 Financial Results Presentation



IAG

The interim dividend has been retained at 13.5 cents per share, in line with previous guidance.

While the dividend represents a high payout ratio of our current earnings, we made the decision to maintain the interim dividend in the context of our expectations of the future growth and earnings performance of our businesses and our conservatively positioned balance sheet.

Recognising the more pessimistic economic and investment markets outlook, we have chosen to conserve capital by funding some of the dividend through the issue of shares to DRP participants, who will be given a 1.5% discount.

Michael Hawker

Outlook


IAG
Insurance Australia Group

Having explained the issues in our past six months results and the actions taken or underway, you should now expect a rebound in our second half results, subject to the usual caveats.

UPDATED FY08 TRADING OUTLOOK

	October 2007 briefing FY08 guidance		1H08 results announcement FY08 guidance	
	GWP growth	Insurance margin	GWP growth	Insurance margin
Direct Personal Insurance	2 - 4%	17 - 20%	2 - 4%	12 - 14%
Business Partnerships	4 - 6%	6 - 8%	4 - 6%	1 - 3%
CGU Commercial Lines	(4 - 2)%	14 - 17%	(5 - 3)%	15 - 17%
CGU Broker & Agent	(3 - 1)%	(5 - 3)%	(3 - 1)%	(6 - 4)%
New Zealand	5 - 7%	4 - 6%	1 - 3%	2 - 4%
Asia	9 - 11%	2 - 4%	6 - 8%	1 - 3%
United Kingdom	54 - 57%	5 - 7%	57 - 60%	5 - 7%
Asian Reinsurance	not material	not material	not material	(22 - 20)%
IAG Group	7 - 9%	11 - 13%	7 - 9%	9 - 11%

- **Full year Group outlook unchanged from previous guidance of GWP growth of 7 – 9% and an insurance margin of 9 – 11% but recent events mean we expect to be at the low end of the guidance for both GWP and margin**
  - With 5.9% in 1H08, this implies an insurance margin of at least 12% in 2H08
- **Subject to not experiencing catastrophes or large losses outside our allowances nor losses from material movements in currency or investment markets in 2H08**

PAGE 28
1H08 Financial Results Presentation



The Group's trading guidance remains in line with that announced in December at GWP growth of 7 – 9% and an insurance margin of 9 – 11%. However, given recent events and the ongoing soft market in commercial insurance, we now expect to be at the low end of the guidance for both GWP and insurance margin.

The insurance margin guidance was last updated in mid-December following the major hailstorm in Western Sydney. After that there were more storms in Melbourne and Mackay, and the Gisborne earthquake. The margin expectations for the various segments shown on this chart have been moderated to reflect these events. On the other hand, the margin guidance for CGU Commercial Lines has been increased reflecting the favourable experience in long-tail classes.

Maintaining the insurance margin guidance in the light of the 1H08 margin of 5.9%, implies a margin in 2H08 of at least 12%, or double the 1H08 margin, and reflects the momentum in pricing and expenses together with a reduced level of extreme and attritional losses.

All our guidance is subject to the caveats of no material losses from major insured events, currency movements and investment markets in 2H08.

IN SUMMARY

- **1H08 was a very challenging period**
- **Conservatively positioned balance sheet**
  - MCR multiple of 1.87x
  - High quality, liquid investment portfolio
  - Increased reinsurance protections for calendar 2008
    - Reduced net exposure to further major weather events
- **Interim dividend maintained at 13.5 cents per share, fully franked**
- **Continue to pursue offshore expansion in a measured way**
- **Steps taken to improve the run rate of profits through both increased premiums and managing expenses**
  - Supported by strengthened management team
  - Leading to improvements in 2H08 and FY09



PAGE 29
1H08 Financial Results Presentation

While managing weather events and investments are core functions of an insurance company, having so many severe insured events in one period and such volatile investment markets is highly unusual.

In this context, we moved to ensure our balance sheet is conservatively positioned. We have bought an increased level of reinsurance protection, both in terms of the upper limits of the catastrophe programme and covers from multiple events at the lower levels of severity.

The interim dividend has been maintained at 13.5cps. As George noted, issuing new shares to DRP participants, who will receive a 1.5% discount, will assist in conserving capital in the current market conditions.

We have also taken steps to improve the Group's capacity to perform well in the future. We have brought in key people to strengthen the management team, initiated cost improvement projects, invested in our front line and are moving prices to reflect claims patterns.

These actions are expected to improve the performance in 2H08, subject to the normal caveats on the level of insured events and investment and currency markets. However, the full benefits of the momentum generated by the steps taken to date should be more apparent in FY09.

We will continue to pursue opportunities for further offshore expansion, particularly in China and India, in a measured way.

In summary, as I said at the beginning of my presentation:

1) We are delivering growth in Australian Personal Lines and New Zealand and managing soft cycles in Australian Commercial Lines and the UK;

2) We are making progress in improving the profitability of all of our businesses;

3) We have conservatively repositioned our capital management strategy; and

4) We are on-track for a better 2H08 and FY09.

Questions


IAG
Insurance Australia Group

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	30 January 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	04 March 2008
No. of securities held prior to change	1. 1,500,305 ordinary shares in IAG 2. 1000 Reset Exchangeable Securities (RES) 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Class	Ordinary Shares
Number acquired	140,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$506,555.82

+ See chapter 19 for defined terms.

No. of securities held after change	1. 1,640,305 ordinary shares in IAG 2. 1000 Reset Exchangeable Securities (RES) 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of shares on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL WILKINS
Date of last notice	29 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fododo Pty Limited ATF The Wilkins Family Trust
Date of change	4 and 5 March 2008
No. of securities held prior to change	NIL
Class	Ordinary shares
Number acquired	4 March 2008 25,000 5 March 2008 75,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$349,806.00

+ See chapter 19 for defined terms.

No. of securities held after change	100,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract		
Nature of interest		
Name of registered holder (if issued securities)		
Date of change		
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed		
Interest acquired		
Interest disposed		
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation		
Interest after change		

+ See chapter 19 for defined terms.



20 March 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
AMENDMENTS TO TERMS OF ISSUE OF RPS2 (IAGPB)

Investors in IAG reset preference shares issued in June 2003 ("**RPS2**", ASX code IAGPB) are advised that some minor variations have been made to the terms of issue of the RPS2 ("**Terms**"), under the amendments power in clause 8 (Amendments to Terms of Issue).

In summary, the changes are to:

- amend the timing requirements for giving Holder Exchange Notices (under clause 3.1) and an Issuer Exchange Notice (under clause 3.3);
- confirm and clarify the scope of IAG's authorisations under the Terms to take necessary steps on behalf of Holders to facilitate Exchange transactions and mechanisms authorised under clause 3; and
- confirm and clarify the interpretation of the timing for despatching and receiving notices by IAG and Holders, respectively, under the Terms.

A copy of the amended Terms are annexed.

If there are any questions in relation to this matter, please do not hesitate to contact Mr Michael Woods, Head of Investor Relations, telephone 02 9292 3156 or investor.relations@iag.com.au.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

References to clauses and paragraphs in this section are to clauses and paragraphs of this Appendix.

1 Face Value

The face value of each reset preference share (RPS2) will be $100 (Face Value).

2 Dividends

2.1 Dividends

(a) Subject to these terms, the Holder on the relevant Record Date of each RPS2 is entitled to receive on each relevant Dividend Payment Date a dividend (Dividend) calculated in accordance with the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate x Face Value x N}}{\textbf{365}}$$

where:

N is the number of days from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date;

Dividend Rate expressed as a percentage per annum, is calculated in accordance with the following formula:

(Market Rate + Margin) x (1 – T)

where:

Market Rate expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the 5 Year Swap Rate on the date the Company announces the Margin determined under the Bookbuild; and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4;

Margin expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the rate determined under the Bookbuild (Initial Margin); and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4; and

T means the Australian corporate tax rate applicable at the relevant Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(b) If on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked (Ti) differs from the Australian corporate tax rate applicable at the immediately preceding Reset Date (T) the Dividend will be adjusted in accordance with the following formula (rounded to the nearest four decimal places):

$$\text{Dividend x } \frac{(1-Ti)}{(1-T)}$$

where:

Dividend is the amount calculated under clause 2.1(a);

Ti is the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked, expressed as a decimal; and

T means the Australian corporate tax rate applicable at the immediately preceding Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(c) If any Dividend is not franked to 100% under Part IIIAA of the Tax Act (or any provisions that revise or replace that Part), the Dividend will be adjusted in accordance with the following formula:

$$\frac{D}{1-[Ti \times (1-F)]}$$

where:

D is the Dividend calculated under clause 2.1(a) and if relevant clause 2.1(b);

Ti has the same meaning as in clause 2.1(b); and

F is the applicable Franking Rate.

2.2 Payment of Dividend

The payment of a Dividend (including an Optional Dividend) is subject to:

(a) the Directors, at their discretion, determining the Dividend to be payable;

(b) the Company having profits available for the payment of a Dividend;

(c) such payment not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of the Group (on a consolidated basis) not complying with APRA's then current capital adequacy guidelines as they are applied to the Group at the time;

(d) except as permitted under clause 2.3 or unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group (on a consolidated basis) for the immediately preceding financial year less the aggregate amount of dividends paid by the Company in the current financial year on the Record Date for the Dividend; and

(e) APRA not otherwise objecting to the payment of the Dividend.

The Directors, at their discretion, may determine Optional Dividends (as defined in clause 2.9(d)) to be payable, subject to this clause 2.2.

2.3 Reinvestment of Dividends

Where the conditions of clause 2.2 are satisfied with the sole exception of clause 2.2(d), the Directors may determine that a Dividend is payable to each Holder and the Directors may determine that the Holders will participate in a DRP in respect of that Dividend and in such event, participation by the Holders in the DRP will be on the terms of that DRP.

2.4 Non-cumulative Dividends

If and to the extent that all or any part of a Dividend is not paid because of the provisions of clause 2.2, the Company has no liability to pay such Dividend and, notwithstanding the Directors' discretion to pay an Optional Dividend under clause 2.9, the Holder has no claim in respect of such non-payment.

2.5 Calculation of Dividends

All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's aggregate holding of RPS2, any fraction of a cent will be disregarded.

2.6 Dividend Payment Dates

Subject to this clause 2, Dividends will be payable on the RPS2 in arrears on:

(a) 15 December 2003 and thereafter on each 15 June and 15 December until the RPS2 are converted, redeemed, bought back or cancelled or in the case of a change in the terms of the RPS2 pursuant to clause 4 in accordance with such change; and

(b) the Exchange Date.

2.7 Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

2.8 Deductions

The Company may deduct from any Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by the Company.

The Company shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and shall, if required by any Holder, deliver to that Holder the relevant receipt issued by the revenue authority without delay after it is received by the Company.

2.9 Restrictions in case of non-payment

If, for any reason, a Dividend has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders:

(a) declare or pay a dividend or make any distribution on any share capital over which the RPS2 rank in priority for participation in profits; or

(b) redeem, reduce, cancel or acquire for any consideration any share capital of the Company (other than RPS2 or share capital ranking equally with or in priority to RPS2);

unless:

(c) two consecutive Dividends stated to be payable on the RPS2 thereafter have been paid in full (or an equivalent amount of Dividends if the frequency of payment is other than semi-annual); or

(d) an optional dividend (Optional Dividend) has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the Optional Dividend (or equivalent Dividends if the frequency of payment is other than semi-annual); or

(e) all RPS2 have been converted, redeemed, bought back or cancelled.

3 Exchange

3.1 Exchange by the Holder

(a) Holders may deliver:

(i) a Holder Exchange Notice to the Company no later than ~~35~~ 24 Business Days prior to a Reset Date in respect of some or all of their RPS2; or

(ii) a Holder (Event) Exchange Notice to the Company pursuant to clause 3.2 in respect of all (but not some only) of their RPS2.

(b) Once a Holder has given an Exchange Notice under clause 3.1(a) that Holder must not deal with, transfer, dispose of or otherwise encumber the RPS2 the subject of the Exchange Notice.

(c) On receipt of a valid Exchange Notice delivered by a Holder under clause 3.1(a) the Company must, at its option do one of the following in relation to the RPS2 the subject of the Exchange Notice:

(i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or

(ii) procure the acquisition of the RPS2 by a third party for their Face Value and send the proceeds to the Holder on the relevant Exchange Date; or

(iii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.1(c)(iii) if APRA has given its prior approval to such mechanism being applied.

No later than 21 Business Days prior to the relevant Exchange Date the Company must give notice to Holders who have delivered an Exchange Notice of the RPS2 of which mechanism of Exchange referred to in this clause 3.1(c) it has chosen.

If the Company does not notify the relevant Holders in accordance with this clause, then clause 3.1(c)(i) will apply.

(d) The form of Holder Exchange Notice and Holder (Event) Exchange Notice which may be used by Holders under clause 3.1 will be made available by the Company upon request.

(e) If a Holder delivers an Exchange Notice in accordance with clause 3.1(a) the Exchange Date is:

(i) if the Holder Exchange Notice is delivered pursuant to clause 3.1(a)(i), the Reset Date immediately following the delivery of the Holder Exchange Notice; or

(ii) if the Holder (Event) Exchange Notice is delivered pursuant to clause 3.1(a)(ii), the last Business Day of the month following the month in which the Company receives the Holder (Event) Exchange Notice unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

3.2 Trigger Event

(a) If a Trigger Event occurs, a Holder may deliver a Holder (Event) Exchange Notice to the Company in respect of all (but not some only) of their RPS2 at any time after the Trigger Event occurs but no later than 35 Business Days after any publication of a notice under clause 3.2(c).

(b) A Trigger Event means the occurrence of any of the following events:

(i) a Dividend is not paid in full within 20 Business Days after a Dividend Payment Date excluding where non-payment is due to one or more of the conditions in clause 2.2 not being satisfied;

(ii) the Company resolves in general meeting to be wound up;

(iii) a provisional liquidator is appointed to the Company;

(iv) a court makes an order to wind-up the Company (other than to effect a solvent re-construction);

(v) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;

(vi) the Company executes a deed of company arrangement;

(vii) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:

(A) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(B) the Directors issue a statement recommending acceptance of the offer;

(viii) a court approves a scheme of arrangement which, when implemented, will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares;

(ix) the Ordinary Shares or the RPS2 are suspended from trading on ASX for more than 20 successive Business Days; or

(x) the Company announces to ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent re-construction).

(c) The Company must notify Holders of the occurrence of a Trigger Event by publishing a notice in 'The Australian' or a daily financial newspaper in Australia which specifies the particular Trigger Event as soon as practicable after becoming aware of the applicable event.

3.3 Exchange by the Company

(a) The Company may serve on Holders:

(i) an Issuer Exchange Notice at least ~~35~~ 21 Business Days (but no more than 6 months) before a Reset Date in respect of all or some of their RPS2;

(ii) an Issuer (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their RPS2; or

(iii) an Issuer (Event) Exchange Notice no later than 35 Business Days after the Company has published a notice under clause 3.2(c) following a takeover or

scheme of arrangement as described in clauses 3.2(b)(vii) and 3.2(b)(viii) in respect of all (but not some only) of their RPS2.

(b) If the Company serves an Exchange Notice, the Company must include in that notice which of the following it intends to do in respect of the RPS2 the subject of the notice:

(i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or

(ii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.3(b)(ii) if APRA has given its prior approval to such mechanism being applied.

(c) The Company cannot serve an Issuer Exchange Notice to convert only some RPS2 if, as at the date of the Issuer Exchange Notice, that conversion would result in there being unconverted RPS2 with an aggregate Face Value of less than $100 million. In a partial conversion, the Company must endeavour to treat Holders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

(d) The Company is not restricted from giving a notice under clause 3.3(a) merely because a Holder has given a notice under clause 3.1(a). If the Company serves an Exchange Notice after the Holder has served an Exchange Notice under clause 3.1(a), the Company's notice will prevail if there is any inconsistency.

(e) If the Company serves an Exchange Notice in accordance with clause 3.3(a) the Exchange Date is:

(i) for an Issuer Exchange Notice, the Reset Date immediately following the date the Issuer Exchange Notice was served; or

(ii) for an Issuer (Event) Exchange Notice, the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served by the Company unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

3.4 Exchange Notices are irrevocable

An Issuer Exchange Notice or Issuer (Event) Exchange Notice given by the Company under clause 3.3(a) or a Holder Exchange Notice or Holder (Event) Exchange Notice delivered by a Holder under clause 3.1(a) is irrevocable.

3.5 Meaning of conversion

Each RPS2, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm Sydney time on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on the RPS2 under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date which will subsist); and

(b) each RPS2 will rank equally with all other fully paid Ordinary Shares then on issue and the Company will issue a statement that the Holder of those shares holds a share so ranking.

The taking effect of the rights of a RPS2 under this clause 3.5 and any allotment of additional Ordinary Shares under clause 3.6 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute cancellation, redemption or termination of a RPS2 or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.6).

3.6 Conversion and additional Ordinary Shares

If:

(a) Holders issue an Exchange Notice under clause 3.1(a) and the Company chooses the mechanism of Exchange described in clause 3.1(c)(i); or

(b) the Company issues an Exchange Notice in accordance with clause 3.3(a) and chooses the mechanism of Exchange described in clause 3.3(b)(i),

then each RPS2 the subject of an Exchange Notice will convert on the Exchange Date into one Ordinary Share and upon conversion, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to that Holder in respect of the total number of the RPS2 being converted at that time includes a fraction, that fraction will be disregarded):

AS = N x (CR – 1)

where:

AS means a whole number of additional Ordinary Shares which is equal to or greater than zero;

N is the number of the RPS2 held by the Holder at the Exchange Date the subject of the Exchange Notice;

CR means:

(i) if conversion is made under clause 3.1(a)(i) an amount calculated by dividing Face Value by **RP**; or

(ii) in all other circumstances, an amount calculated by dividing Face Value by **CRP**, subject in both cases to **CR** being no less than 1, and where:
RP means, subject to clause 3.7, the VWAP during the Reference Period; and
CRP means **RP** multiplied by 97.5%.

3.7 Adjustments to VWAP

For the purposes of calculating VWAP in clause 3.6 (the definition of **RP**):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the RPS2 will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement (Ex Date), then the VWAP on the Business Days on which those shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount (Cum Value) equal to:

(i) (in case of a dividend or other distribution) the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is traded on ASX on any of those Business Days) the

volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is not traded on ASX during the Reference Period) the value of the entitlement as reasonably determined by the Directors.

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and the RPS2 will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

4 Reset of terms

4.1 The Company may vary terms

Subject to clause 4.2, the Company may, prior to any Reset Date, make changes to any or all the following terms:

(a) the next Reset Date (which must be at least 12 months after the immediately preceding Reset Date);

(b) the Market Rate;

(c) the Margin; and

(d) the frequency and timing of the Dividend Payment Dates.

These new terms will apply from the day after the relevant Reset Date until and including the next Reset Date. Any change made by the Company under this clause 4.1 must be notified in accordance with clause 4.3 (Reset Notice).

4.2 APRA restrictions on variation of terms

Unless otherwise approved by APRA, any variation in the terms as specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be five years from the immediately preceding Reset Date;

(b) where a Reset Date occurs on a day prior to the end of the Initial Period, the Company cannot, in respect of that Reset Date, increase the Margin from the Initial Margin but the Company may decrease the Margin provided that the decreased Margin does not exceed the rate calculated in accordance with the formula set out in paragraph (c)(iii) below; and

(c) any variation in the Market Rate or Margin as specified in the Reset Notice will be calculated in accordance with the following formula:

Dividend Rate = (Market Rate + Margin) x (1 - T)

where:

Market Rate is the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average swap reference rates for the period between the relevant Reset Dates at three predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant Reset Date;

Margin expressed as a percentage per annum, does not exceed the Initial Margin for the Initial Period and after the Initial Period is a rate determined by the Company provided that it does not exceed the lesser of:

(i) the Margin that applied on the previous Reset Date plus 100 basis points;

(ii) the Initial Margin plus 100 basis points; and

(iii) the Initial Margin x $\frac{(FR - FRG)}{(FP - FPG)}$

where:

FR is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FP is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the Allotment Date;

FRG is the fair market value yield curve on Bloomberg Page FMCS for Australian government five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FPG is the fair market value yield curve on Bloomberg Page FMCS for Australian government AUD securities (or any page which replaces that page) on the Allotment Date; and

T has the meaning given to that term in clause 2.1(a).

For the avoidance of doubt, APRA may from time to time waive any or all of the restrictions in this clause 4.2, in which event the Company may vary the terms as contemplated under clause 4.1.

4.3 Notification

(a) For a change made under clause 4.1 to be effective, the Reset Notice must be sent to all Holders no later than 50 Business Days immediately preceding the relevant Reset Date (Reset Notice Date).

(b) If the Company does not send a Reset Notice, the terms applying as at the relevant Reset Date will continue and the next Reset Date will be such that the period to the next Reset Date is the same as the period that has passed from the immediately preceding Reset Date until the relevant Reset Date.

5 RPS2 general rights

5.1 Ranking

RPS2 rank equally amongst themselves and with RPS1 in all respects and are subordinated to all depositors and creditors of the Company. The issue of any other preference shares which rank in

priority to the RPS2 in respect of dividends or return of capital on a winding up constitutes an alteration of the rights attached to the RPS2.

The Company reserves the right to issue further RPS2 or preference shares which rank equally with or behind existing RPS2, whether in respect of dividends, return of capital on a winding up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing RPS2.

5.2 Preferential dividend

Until conversion, the RPS2 rank in priority to Ordinary Shares for the payment of dividends.

5.3 No set off

Any amount due to a Holder in respect of the RPS2 may not be set off against any claims by the Company on the Holder.

5.4 Return of capital

Until conversion, if there is a return of capital on a winding up of the Company, Holders will be entitled to receive out of the assets of the Company available for distribution to holders of shares, in respect of each RPS2 held, a cash payment (Liquidation Sum) equal to the sum of:

(a) the amount of any Dividend due but unpaid; and

(b) the Face Value,

before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind the RPS2.

RPS2 do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

5.5 Shortfall on winding up

If, upon a return of capital on a winding up of the Company, there are insufficient funds to pay in full the amounts referred to in clause 5.4 and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with the RPS2 on a winding up of the Company, Holders and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

5.6 No participation in surplus assets

The RPS2 do not confer on their Holders any further right to participate in the surplus assets of the Company on a winding up beyond payment of the Liquidation Sum.

5.7 Restrictions on other issues

Until the date on which all RPS2 have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of Holders issue shares ranking in priority to the RPS2 or permit the conversion of any existing shares to shares ranking equally with or in priority to the RPS2, but the Directors are at all times authorised to issue further RPS2 or preference shares ranking equally with or behind any existing RPS2.

5.8 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend a scheme of arrangement in respect of the Ordinary Shares of the Company which will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours

to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the scheme of arrangement or a similar transaction.

5.9 Participation in new issues

Until the RPS2 are converted they will confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

6 Voting rights

Holders will be entitled to receive notice of any general meeting of the Company and a copy of every circular and like document sent out by the Company to holders of Ordinary Shares and to attend and speak at general meetings of the Company.

Holders will not be entitled to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

    (i) to reduce the share capital of the Company;

    (ii) that affects rights attached to the RPS2;

    (iii) to wind up the Company; or

    (iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend on the RPS2 is in arrears; or

(d) during the winding up of the Company.

In each case, Holders shall have the same right to vote as a holder of Ordinary Shares (as if immediately prior to the meeting the RPS2 had converted into the number of Ordinary Shares provided for in clause 3.6 as if the Record Date is the deadline for receipt of instruments of proxy under article 10.15 of the Company's constitution for the relevant meeting and the Reference Period is the period ending on that date).

7 Listing

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of the RPS2 on ASX and of all converted RPS2 and additional Ordinary Shares issued under clause 3.6 on each of the stock exchanges on which the other Ordinary Shares of the Company are listed on the date of conversion.

8 Amendments to the Terms of Issue

Subject to complying with all applicable laws and with APRA's prior approval, the Company may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders of the RPS2.

9 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, the terms of the special resolution of the Company passed on 22 June 2000 regarding non-cumulative preference shares and the Company's constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of the Company under these Terms of Issue as are not, by the Corporations Act or by the Company's constitution, required to be exercised by the Company in general meeting.

(c) Each Holder appoints each of the Company, its officers and any liquidator or administrator of the Company (each an Attorney) severally to act on behalf of the Holder to sign all documents and transfers and do any other thing in the Holder's name and on the Holder's behalf as may, in the Attorney's opinion, be necessary or desirable to be done in order to complete or effect transactions or procedures authorised under clause 3 (other than clause 3.1(a)) of these Terms of Issue, including, without limitation, to sign forms and give instructions to the registry on behalf of the Holder.

(d) Notices may be given by the Company to a Holder in the manner prescribed by the Company's constitution for the giving of notices to, and deemed receipt by, members of the Company and the relevant provisions of the Company's constitution apply with all necessary modification to notices to Holders.

(e) For the purposes of these Terms of Issue, for the avoidance of doubt:

(i) where the Company is required to give or serve a notice by a certain date under these Terms of Issue, the Company is required to despatch the notice by that date (including at the Company's discretion, by posting or lodging notices with a mail house) and delivery or receipt (or deemed delivery) is permitted to occur after that date; and

(ii) where a Holder is required to give or deliver a notice to the Company by a certain date under these Terms of Issue, the notice must be received by the Company by that date.

~~(d)~~(f) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

~~(e)~~(g) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

~~(f)~~(h) Definitions and interpretation under the Company's constitution will also apply to these Terms of Issue subject to clause 9(a).

~~(g)~~(i) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to the Company only if the Company is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

~~(h)~~(j) The terms 'takeover bid', 'relevant interest' and 'scheme of arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

(j)(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(j)(l) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(k)(m) The following expressions shall have the following meanings:

5 Year Swap Rate means the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average 5 year swap reference rates at 3 predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant date.

Allotment Date means the date on which the RPS2 are issued.

APRA means the Australian Prudential Regulation Authority.

ASX means Australian Stock Exchange Limited (ABN 90 008 624 691).

ASX Business Rules means the business rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.

ASX Listing Rules means the listing rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.

AUD means Australian dollars.

Bookbuild means the process conducted by the Company prior to the opening of the Offer whereby certain Australian institutional investors lodge bids for the RPS2 and, on the basis of those bids, the Company determines the Margin and announces its determination prior to the opening of the Offer.

Business Day means a business day as defined in the ASX Listing Rules.

Company means Insurance Australia Group Limited (ABN 60 090 739 923).

Corporations Act means Corporations Act 2001 (Cwlth).

Director means a director of the Company.

Dividend has the meaning given in clause 2.1.

Dividend Payment Date means each date on which a Dividend is payable in accordance with clause 2.6, including as varied under clause 4, whether or not a Dividend is paid on that date.

Dividend Rate has the meaning given in clause 2.1.

DRP means a dividend reinvestment plan that may be adopted by the Company (and as may be amended from time to time) in which Holders are eligible to participate, under which members of the Company have the opportunity to reinvest a dividend or other similar distribution in additional securities of the Company.

Exchange means:

(a) in the case of the Holder issuing an Exchange Notice to the Company under clause 3.1(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, the acquisition of the RPS2 by a third party at their Face Value or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.1(c); or

(b) in the case of the Company issuing an Exchange Notice to the Holder under clause 3.3(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.3(b).

Exchange Date means:

(a) in the case of a notice given by a Holder under clause 3.1(a), has the meaning given in clause 3.1(e); and

(b) in the case of a notice served on a Holder by the Company under clause 3.3 has the meaning given in clause 3.3(e).

Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a) or served on a Holder by the Company under clause 3.3(a).

Face Value has the meaning given in clause 1.

Franking Rate, in relation to a Dividend, means the franking percentage (within the meaning of Part IIIAA of the Tax Act or any part that replaces or revises that part) of the Dividend, expressed as a decimal to four decimal places.

Group means the Company and its controlled entities.

Holder means a person whose name is for the time being registered in the Register as the holder of a RPS2.

Holder (Event) Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(ii).

Holder Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(i).

Initial Margin has the meaning given in clause 2.1(a).

Initial Period means the period from the Allotment Date until 15 June 2013.

Issuer (Event) Exchange Notice means a notice given by the Company to a Holder under clauses 3.3(a)(ii) or 3.3(a)(iii).

Issuer Exchange Notice means a notice given by the Company to a Holder under clause 3.3(a)(i).

Liquidation Sum has the meaning given in clause 5.4.

Margin has the meaning given in clause 2.1(a).

Market Rate has the meaning given in clause 2.1(a).

Offer means the invitation made pursuant to the prospectus issued by the Company for persons to subscribe for RPS2.

Optional Dividend has the meaning given in clause 2.9(d).

Ordinary Share means an ordinary fully paid share in the capital of the Company.

Record Date means, for a payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend; and

(b) an Optional Dividend, the date prior to its payment that is determined by the Company, or such other date as may be required by ASX from time to time.

Reference Period means in determining 'RP' in clause 3.6, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding:

(a) if the Company receives a Holder (Event) Exchange Notice under clause 3.2(a) due to the Trigger Event set out in clause 3.2(b)(ix), the date of the suspension of the Ordinary Shares or the RPS2 from trading on ASX; or

(b) in all other cases, the Exchange Date.

Register means the register of the RPS2 maintained by the Company and includes any sub-register established and maintained under the Clearing House Electronic Sub-Register System (as defined in the ASX Listing Rules).

Regulatory Event means:

(a) the receipt by the Company from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after Allotment Date, additional requirements would be imposed on the Company which the Directors determine at their sole discretion, to be unacceptable; or

(b) the determination by the Directors that the Company is not or will not be entitled to treat all of the RPS2 as Tier 1 Capital.

Reset Date is 15 June 2008 for the first Reset Date and thereafter the date as specified by the Company in a Reset Notice issued under clause 4.3.

Reset Notice has the meaning given in clause 4.1.

Reset Notice Date has the meaning given in clause 4.3(a).

RPS1 means the reset preference shares issued by the Company pursuant to the terms of issue set out in Appendix A of the prospectus dated 6 May 2002.

RPS2 means the reset preference shares issued by the Company pursuant to these Terms of Issue, described in clause 1.

Special Resolution means a resolution passed at a meeting of Holders by a majority of at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

Tax Act means:

(a) the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997 as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 includes a reference to that section as rewritten in the Income Tax Assessment Act 1997; and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

Tax Event means the receipt by the Company of an opinion from a reputable legal counsel or other tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (Administrative Action); or

(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Allotment Date, there is more than an insubstantial risk that the Company would be exposed to more than a de minimus increase in its costs (having regard to any tax deductions available to the Company in connection with the payment of Dividends) in relation to the RPS2 as a result of increased taxes, duties or other governmental charges or civil liabilities.

Terms of Issue means these terms of issue for RPS2.

Tier 1 Capital means the core capital of the Group as defined by APRA.

Tier 1 Capital Ratio means at any time the ratio so described by APRA.

Total Capital Adequacy Ratio means at any time the ratio so described by APRA.

Trigger Event has the meaning given in clause 3.2(b).

VWAP is subject to any adjustments under clause 3.7, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over Ordinary Shares or any overnight crossings.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (**Ordinary Shares**)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**50,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by the holders upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holders, ie $2 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,853,034,748	Ordinary
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	87,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 7 March 2008.

(Company Secretary)

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

IAG
Insurance Australia Group

31 March 2008

Manager, Company Announcement Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER THE DIVIDEND REINVESTMENT PLAN

IAG advises that ordinary shares to be allocated under the Company's Dividend Reinvestment Plan (DRP) will be priced at $3.6443 per share for the interim dividend payable on 14 April 2008.

The DRP price was based on an average market price for the eight trading days from 17 March 2008 to 28 March 2008 inclusive, less a discount of 1.5% as announced on 29 February 2008.

Participating shareholders will be mailed a notice of their new shareholding on 14 April 2008.

Yours sincerely,



Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

memo

middletons

To: Ekta Shandil
Insurance Australia Group – Acting General Counsel

From: Russell Lyons/Peter Atkin

Date: 9 April 2008

Subject: **Document retention**

---

1. Scope of review

1.1 You have asked us to confirm whether, if IAG adopts a policy across all states and territories that is consistent with the requirements of the Victorian legislation, this approach would be sufficient for compliance with equivalent legislation in all states and territories.

1.2 The Victorian legislation in question is the *Crimes (Document Destruction) Act 2006* (Vic) (**Document Destruction Act**) and the *Evidence (Document Unavailability) Act 2006* (Vic) (**Document Unavailability Act**).The Document Destruction Act carries criminal penalties while the Document Unavailability Act applies to civil litigation.

1.3 Your e-mail of 7 April 2008 refers to our advice of 11 May 2007 and our assertion that there are "similar provisions in all states and territories as those introduced in Victoria under the Document Destruction Act". For the purpose of this memorandum we have reviewed similar provisions to both the Document Destruction Act and the Document Unavailability Act as contained in the Crimes Acts and Evidence Acts of the various other Australian states and territories.

2. Executive Summary

2.1 We have previously advised on the Document Destruction Act (attached for your reference).

2.2 There are similar provisions to those contained in the Document Destruction Act in all Australian jurisdictions except for the Australian Capital Territory.

2.3 **The minimum requirement** for a document to be considered under all equivalent Document Destruction Act legislation is that it **is a document which may be required in a legal proceeding** which has been, or may be, commenced.

2.4 Another key difference in the other jurisdictions is that the Document Destruction Act (Vic) is the only scheme that does not require a person who destroys a document to have an intent to prevent it being used in evidence in order to be in breach of the provisions. As such the other jurisdictions place a higher burden of proof on the relevant prosecuting authority.

2.5 There is no similar legislation to the Document Unavailability Act in the Evidence Act of other Australian states and territories.

2.6 <u>**Recommendation:**</u> In our opinion if IAG adopts a document retention policy across all states and territories that is consistent with the requirements of the Victorian legislation, amending the provision dealing with documents **reasonably likely** to be required in evidence, to consider documents that **may be** required in evidence, this will comply with the equivalent legislation in all Australian states and territories.

3. Document Destruction Act

3.1 There are 2 main elements that distinguish the other Australian jurisdictions' position from that of Victoria under the Document Destruction Act:

(a) The test of whether a document is reasonably likely to be, or simply may be, required in any judicial proceedings, whether commenced or not; and

(b) The requirement for an intent to destroy the document to prevent it becoming part of the evidence.

3.2 Section 254 of the Document Destruction Act applies to documents that are **reasonably likely** to be required in legal proceedings that have been, or may be, commenced.

3.3 However, the provisions in the Crimes Act or equivalent Acts in other jurisdictions apply to documents that **may be** required in any judicial proceeding.

(a) "Reasonably likely" and "may be"

3.4 As discussed in our previous advice, the term "reasonably likely" is ambiguous and will be examined on the facts and circumstances, it equates to a roughly 50% or greater likelihood of a document being required. The term used in the other states and territories is that a relevant document is a document that "may be" required as evidence. This is similar to the treatment in our previous advice on the prospect of litigation that may be commenced. With that in mind, "may be" implies that a mere possibility of a document being required in legal proceedings is reason enough to retain the document.

3.5 Any document retention policy seeking to comply with all Australian jurisdictions should incorporate the consideration of whether the document **may be** required in judicial proceedings, not whether a document is **reasonably likely** to be required.

Judicial proceeding

3.6 The other difference between the jurisdictions on this point is the distinction between the consideration of a document required in either:

(i) any judicial proceeding; or

(ii) legal proceedings which have been, or may be, commenced.

3.7 In any event, the Document Destruction Act's application to any legal proceeding which has been, or may be, commenced is a broader application of the provisions and therefore sufficient for compliance with the equivalent legislation in all states and territories.

(a) Intent or wilful destruction

3.8 All jurisdictions except for Victoria state that a person who, knowing a document may be required in evidence, **intentionally** or **wilfully** destroys it or renders it illegible or undecipherable or incapable of identification, with an **intent** to prevent it from being used in evidence, is guilty of an offence.

3.9 The Document Destruction Act requires no intent or wilful destruction to constitute an offence. A person has breached the Document Destruction Act when, knowing a document is required in evidence, that person destroys or conceals etc the document or authorises (expressly, tacitly or impliedly) another person to destroy the document. This is a much lower burden of proof for the relevant prosecuting authority than is required in other jurisdictions. The provision also renders a person liable for the authorised actions of another.

3.10 The Victorian provisions outlined above create a more onerous obligation on a person not to destroy a document. Adopting the requirements in the Victorian Document Destruction Act will comply with all equivalent legislation in all states and territories in this regard.

4. Document Unavailability Act

4.1 Although it is mooted that similar civil provisions will be adopted in other states and territories, at this stage there are no similar provisions in the various *Evidence Acts* which apply to civil litigation in those other jurisdictions. As a result, compliance with the Victorian Document Unavailability Act provisions is the most effective way to manage your risk under these provisions.

5. Conclusion

5.1 The main departure from the Document Destruction Act which must be considered in any document retention policy is to ensure that all documents that **may be** required in judicial proceedings are properly dealt with rather than solely focusing on documents which may be considered to be only **reasonably likely** to be required.

5.2 Compliance with the provisions of the Document Unavailability Act should ensure compliance with all equivalent Evidence Act legislation in the other states and territories.

5.3 Where a document may be required as evidence in legal proceedings which have been, or may be, commenced, the documents should be retained for as long as required for the current or potential litigation, or until the limitation period has expired.

Regards



Russell Lyons
Partner



Peter Atkin
Lawyer

Crimes (Document Destruction) Act 2006

Act No. 6/2006

TABLE OF PROVISIONS


Victoria

No. 6 of 2006

Crimes (Document Destruction) Act 2006†

[Assented to 4 April 2006]

The Parliament of Victoria enacts as follows:

1. Purpose

The purpose of this Act is to amend the **Crimes Act 1958** to create a new offence in relation to the destruction of a document or other thing that is, or is reasonably likely to be, required as evidence in a legal proceeding.

2. Commencement

(1) Subject to sub-section (2), this Act comes into operation on a day to be proclaimed.

(2) If this Act does not come into operation before 1 September 2006, it comes into operation on that day.

See: Act No. 6231. Reprint No. 18 as at 1 July 2005 and amending Act Nos 16/2004, 18/2005, 56/2005 and 66/2005. LawToday: www.dms.dpc.vic.gov.au

3. New Division 5 inserted in Part I of Crimes Act 1958

After Division 4 of Part I of the **Crimes Act 1958** insert—

'Division 5—Destruction of Evidence

253. Definitions

In this Division—

"associate", in relation to a body corporate, means—

(a) an employee or agent of the body corporate to the extent that he or she is acting within the actual or apparent scope of his or her employment or within his or her actual or apparent authority; or

(b) an officer of the body corporate;

"board of directors" means the body (by whatever name called) exercising the executive authority of the body corporate;

"corporate culture" means an attitude, policy, rule, course of conduct or practice existing within the body corporate generally or in the part of the body corporate in which the relevant conduct is carried out or the relevant intention formed;

"legal proceeding" has the same meaning as in the **Evidence Act 1958**;

"officer", in relation to a body corporate, means an officer (as defined by section 9 of the Corporations Act) of the body corporate to the extent that he or she is acting within the actual or apparent scope of his or her employment or within his or her actual or apparent authority;

"relevant conduct" means the destruction, concealment, or rendering illegible, undecipherable or incapable of identification, of a document or other thing of any kind;

"relevant intention" means the intention of preventing a document or other thing of any kind from being used in evidence in a legal proceeding.

254. Destruction of evidence

(1) A person who—

(a) knows that a document or other thing of any kind is, or is reasonably likely to be, required in evidence in a legal proceeding; and

(b) either—

(i) destroys or conceals it or renders it illegible, undecipherable or incapable of identification; or

(ii) expressly, tacitly or impliedly authorises or permits another person to destroy or conceal it or render it illegible, undecipherable or incapable of identification and that other person does so; and

(c) acts as described in paragraph (b) with the intention of preventing it from being used in evidence in a legal proceeding—

is guilty of an indictable offence and liable to level 6 imprisonment (5 years maximum) or a level 6 fine or both.

Note 1: "Document" is defined in section 38 of the **Interpretation of Legislation Act 1984**.

Note 2: The maximum fine that may be imposed on a body corporate found guilty of an offence against this section is 3000 penalty units: see **Sentencing Act 1991** s. 113D.

(2) This section applies with respect to a legal proceeding, whether the proceeding is one that is in progress or is to be, or may be, commenced in the future.

255. Corporate criminal responsibility for offence against section 254

(1) For the purposes of a proceeding against a body corporate for an offence against section 254—

(a) relevant conduct engaged in by an associate of the body corporate must also be attributed to the body corporate; and

(b) knowledge of an associate of the body corporate must also be attributed to the body corporate; and

(c) intention—

(i) of the body corporate's board of directors; or

(ii) of an officer of the body corporate; or

(iii) of any other associate of the body corporate if a corporate culture existed within the body corporate that directed, encouraged, tolerated or led to the formation of that intention—

must also be attributed to the body corporate.

(2) If an officer of a body corporate contravenes section 254, the body corporate must be taken to have also contravened that section and may be proceeded against and found guilty of an offence against that section whether or not the officer has been proceeded against or found guilty of that offence.

(3) In a proceeding against a body corporate for an offence against section 254, brought in reliance on sub-section (2), it is a defence to the charge for the body corporate to prove that it exercised due diligence to prevent the contravention of that section by the officer.

(4) The means by which authorisation or permission as required by section 254(1)(b)(ii) may be established include—

(a) proving that an officer of the body corporate gave that authorisation or permission; or

(b) proving that the body corporate's board of directors gave that authorisation or permission; or

(c) proving that a corporate culture existed within the body corporate that directed, encouraged, tolerated or led to the relevant conduct being carried out.

(5) Sub-section (4)(a) does not apply if the body corporate proves that it exercised due diligence to prevent the authorisation or permission being given.

(6) Factors relevant to the application of sub-section (1)(c)(iii) or (4)(c) include—

(a) whether authority to commit an offence against section 254 or an offence of a similar character had been given by an officer of the body corporate; and

(b) whether the associate of the body corporate who carried out the relevant conduct or formed the relevant intention believed on reasonable grounds, or entertained a reasonable expectation, that an officer of the body corporate would have authorised or permitted the relevant conduct being carried out with the relevant intention.

(7) Subject to sub-section (8), it is not necessary that each element of an offence against section 254 that is attributed to a body corporate by force of sub-section (1) be supplied by the same associate of the body corporate.

(8) It is necessary that the elements referred to in section 254(1)(b)(i) and (c) be supplied by the same associate of the body corporate.'.

ENDNOTES

† *Minister's second reading speech—*

Legislative Assembly: 16 November 2005

Legislative Council: 2 March 2006

The long title for the Bill for this Act was "to amend the **Crimes Act 1958** with respect to the destruction of documents or other things that are, or are reasonably likely to be, required as evidence in legal proceedings and for other purposes."

IAG
Insurance Australia Group

20 March 2008

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
AMENDMENTS TO TERMS OF ISSUE OF RPS2 (IAGPB)

Investors in IAG reset preference shares issued in June 2003 ("**RPS2**", ASX code IAGPB) are advised that some minor variations have been made to the terms of issue of the RPS2 ("**Terms**"), under the amendments power in clause 8 (Amendments to Terms of Issue).

In summary, the changes are to:

- amend the timing requirements for giving Holder Exchange Notices (under clause 3.1) and an Issuer Exchange Notice (under clause 3.3);
- confirm and clarify the scope of IAG's authorisations under the Terms to take necessary steps on behalf of Holders to facilitate Exchange transactions and mechanisms authorised under clause 3; and
- confirm and clarify the interpretation of the timing for despatching and receiving notices by IAG and Holders, respectively, under the Terms.

A copy of the amended Terms are annexed.

If there are any questions in relation to this matter, please do not hesitate to contact Mr Michael Woods, Head of Investor Relations, telephone 02 9292 3156 or investor.relations@iag.com.au.

Yours sincerely,



Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

References to clauses and paragraphs in this section are to clauses and paragraphs of this Appendix.

1 Face Value

The face value of each reset preference share (RPS2) will be $100 (Face Value).

2 Dividends

2.1 Dividends

(a) Subject to these terms, the Holder on the relevant Record Date of each RPS2 is entitled to receive on each relevant Dividend Payment Date a dividend (Dividend) calculated in accordance with the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate x Face Value x N}}{\textbf{365}}$$

where:

N is the number of days from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date;

Dividend Rate expressed as a percentage per annum, is calculated in accordance with the following formula:

(Market Rate + Margin) x (1 – T)

where:

Market Rate expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the 5 Year Swap Rate on the date the Company announces the Margin determined under the Bookbuild; and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4;

Margin expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the rate determined under the Bookbuild (Initial Margin); and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4; and

T means the Australian corporate tax rate applicable at the relevant Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(b) If on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked (Ti) differs from the Australian corporate tax rate applicable at the immediately preceding Reset Date (T) the Dividend will be adjusted in accordance with the following formula (rounded to the nearest four decimal places):

$$\text{Dividend x } \frac{(1-\text{Ti})}{(1-\text{T})}$$

where:

Dividend is the amount calculated under clause 2.1(a);

Ti is the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked, expressed as a decimal; and

T means the Australian corporate tax rate applicable at the immediately preceding Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(c) If any Dividend is not franked to 100% under Part IIIAA of the Tax Act (or any provisions that revise or replace that Part), the Dividend will be adjusted in accordance with the following formula:

$$\frac{D}{1 - [Ti \times (1 - F)]}$$

where:

D is the Dividend calculated under clause 2.1(a) and if relevant clause 2.1(b);

Ti has the same meaning as in clause 2.1(b); and

F is the applicable Franking Rate.

2.2 Payment of Dividend

The payment of a Dividend (including an Optional Dividend) is subject to:

(a) the Directors, at their discretion, determining the Dividend to be payable;

(b) the Company having profits available for the payment of a Dividend;

(c) such payment not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of the Group (on a consolidated basis) not complying with APRA's then current capital adequacy guidelines as they are applied to the Group at the time;

(d) except as permitted under clause 2.3 or unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group (on a consolidated basis) for the immediately preceding financial year less the aggregate amount of dividends paid by the Company in the current financial year on the Record Date for the Dividend; and

(e) APRA not otherwise objecting to the payment of the Dividend.

The Directors, at their discretion, may determine Optional Dividends (as defined in clause 2.9(d)) to be payable, subject to this clause 2.2.

2.3 Reinvestment of Dividends

Where the conditions of clause 2.2 are satisfied with the sole exception of clause 2.2(d), the Directors may determine that a Dividend is payable to each Holder and the Directors may determine that the Holders will participate in a DRP in respect of that Dividend and in such event, participation by the Holders in the DRP will be on the terms of that DRP.

2.4 Non-cumulative Dividends

If and to the extent that all or any part of a Dividend is not paid because of the provisions of clause 2.2, the Company has no liability to pay such Dividend and, notwithstanding the Directors' discretion to pay an Optional Dividend under clause 2.9, the Holder has no claim in respect of such non-payment.

2.5 Calculation of Dividends

All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's aggregate holding of RPS2, any fraction of a cent will be disregarded.

2.6 Dividend Payment Dates

Subject to this clause 2, Dividends will be payable on the RPS2 in arrears on:

(a) 15 December 2003 and thereafter on each 15 June and 15 December until the RPS2 are converted, redeemed, bought back or cancelled or in the case of a change in the terms of the RPS2 pursuant to clause 4 in accordance with such change; and

(b) the Exchange Date.

2.7 Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

2.8 Deductions

The Company may deduct from any Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by the Company.

The Company shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and shall, if required by any Holder, deliver to that Holder the relevant receipt issued by the revenue authority without delay after it is received by the Company.

2.9 Restrictions in case of non-payment

If, for any reason, a Dividend has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders:

(a) declare or pay a dividend or make any distribution on any share capital over which the RPS2 rank in priority for participation in profits; or

(b) redeem, reduce, cancel or acquire for any consideration any share capital of the Company (other than RPS2 or share capital ranking equally with or in priority to RPS2);

unless:

(c) two consecutive Dividends stated to be payable on the RPS2 thereafter have been paid in full (or an equivalent amount of Dividends if the frequency of payment is other than semi-annual); or

(d) an optional dividend (Optional Dividend) has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the Optional Dividend (or equivalent Dividends if the frequency of payment is other than semi-annual); or

(e) all RPS2 have been converted, redeemed, bought back or cancelled.

3 Exchange

3.1 Exchange by the Holder

(a) Holders may deliver:

(i) a Holder Exchange Notice to the Company no later than ~~35~~ 24 Business Days prior to a Reset Date in respect of some or all of their RPS2; or

(ii) a Holder (Event) Exchange Notice to the Company pursuant to clause 3.2 in respect of all (but not some only) of their RPS2.

(b) Once a Holder has given an Exchange Notice under clause 3.1(a) that Holder must not deal with, transfer, dispose of or otherwise encumber the RPS2 the subject of the Exchange Notice.

(c) On receipt of a valid Exchange Notice delivered by a Holder under clause 3.1(a) the Company must, at its option do one of the following in relation to the RPS2 the subject of the Exchange Notice:

(i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or

(ii) procure the acquisition of the RPS2 by a third party for their Face Value and send the proceeds to the Holder on the relevant Exchange Date; or

(iii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.1(c)(iii) if APRA has given its prior approval to such mechanism being applied.

No later than 21 Business Days prior to the relevant Exchange Date the Company must give notice to Holders who have delivered an Exchange Notice of the RPS2 of which mechanism of Exchange referred to in this clause 3.1(c) it has chosen.

If the Company does not notify the relevant Holders in accordance with this clause, then clause 3.1(c)(i) will apply.

(d) The form of Holder Exchange Notice and Holder (Event) Exchange Notice which may be used by Holders under clause 3.1 will be made available by the Company upon request.

(e) If a Holder delivers an Exchange Notice in accordance with clause 3.1(a) the Exchange Date is:

(i) if the Holder Exchange Notice is delivered pursuant to clause 3.1(a)(i), the Reset Date immediately following the delivery of the Holder Exchange Notice; or

(ii) if the Holder (Event) Exchange Notice is delivered pursuant to clause 3.1(a)(ii), the last Business Day of the month following the month in which the Company receives the Holder (Event) Exchange Notice unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

3.2 Trigger Event

(a) If a Trigger Event occurs, a Holder may deliver a Holder (Event) Exchange Notice to the Company in respect of all (but not some only) of their RPS2 at any time after the Trigger Event occurs but no later than 35 Business Days after any publication of a notice under clause 3.2(c).

(b) A Trigger Event means the occurrence of any of the following events:

(i) a Dividend is not paid in full within 20 Business Days after a Dividend Payment Date excluding where non-payment is due to one or more of the conditions in clause 2.2 not being satisfied;

(ii) the Company resolves in general meeting to be wound up;

(iii) a provisional liquidator is appointed to the Company;

(iv) a court makes an order to wind-up the Company (other than to effect a solvent re-construction);

(v) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;

(vi) the Company executes a deed of company arrangement;

(vii) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:

(A) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(B) the Directors issue a statement recommending acceptance of the offer;

(viii) a court approves a scheme of arrangement which, when implemented, will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares;

(ix) the Ordinary Shares or the RPS2 are suspended from trading on ASX for more than 20 successive Business Days; or

(x) the Company announces to ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent re-construction).

(c) The Company must notify Holders of the occurrence of a Trigger Event by publishing a notice in 'The Australian' or a daily financial newspaper in Australia which specifies the particular Trigger Event as soon as practicable after becoming aware of the applicable event.

3.3 Exchange by the Company

(a) The Company may serve on Holders:

(i) an Issuer Exchange Notice at least ~~35~~ 21 Business Days (but no more than 6 months) before a Reset Date in respect of all or some of their RPS2;

(ii) an Issuer (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their RPS2; or

(iii) an Issuer (Event) Exchange Notice no later than 35 Business Days after the Company has published a notice under clause 3.2(c) following a takeover or

scheme of arrangement as described in clauses 3.2(b)(vii) and 3.2(b)(viii) in respect of all (but not some only) of their RPS2.

(b) If the Company serves an Exchange Notice, the Company must include in that notice which of the following it intends to do in respect of the RPS2 the subject of the notice:

(i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or

(ii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.3(b)(ii) if APRA has given its prior approval to such mechanism being applied.

(c) The Company cannot serve an Issuer Exchange Notice to convert only some RPS2 if, as at the date of the Issuer Exchange Notice, that conversion would result in there being unconverted RPS2 with an aggregate Face Value of less than $100 million. In a partial conversion, the Company must endeavour to treat Holders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

(d) The Company is not restricted from giving a notice under clause 3.3(a) merely because a Holder has given a notice under clause 3.1(a). If the Company serves an Exchange Notice after the Holder has served an Exchange Notice under clause 3.1(a), the Company's notice will prevail if there is any inconsistency.

(e) If the Company serves an Exchange Notice in accordance with clause 3.3(a) the Exchange Date is:

(i) for an Issuer Exchange Notice, the Reset Date immediately following the date the Issuer Exchange Notice was served; or

(ii) for an Issuer (Event) Exchange Notice, the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served by the Company unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

3.4 Exchange Notices are irrevocable

An Issuer Exchange Notice or Issuer (Event) Exchange Notice given by the Company under clause 3.3(a) or a Holder Exchange Notice or Holder (Event) Exchange Notice delivered by a Holder under clause 3.1(a) is irrevocable.

3.5 Meaning of conversion

Each RPS2, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm Sydney time on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on the RPS2 under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date which will subsist); and

(b) each RPS2 will rank equally with all other fully paid Ordinary Shares then on issue and the Company will issue a statement that the Holder of those shares holds a share so ranking.

The taking effect of the rights of a RPS2 under this clause 3.5 and any allotment of additional Ordinary Shares under clause 3.6 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute cancellation, redemption or termination of a RPS2 or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.6).

3.6 Conversion and additional Ordinary Shares

If:

(a) Holders issue an Exchange Notice under clause 3.1(a) and the Company chooses the mechanism of Exchange described in clause 3.1(c)(i); or

(b) the Company issues an Exchange Notice in accordance with clause 3.3(a) and chooses the mechanism of Exchange described in clause 3.3(b)(i),

then each RPS2 the subject of an Exchange Notice will convert on the Exchange Date into one Ordinary Share and upon conversion, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to that Holder in respect of the total number of the RPS2 being converted at that time includes a fraction, that fraction will be disregarded):

AS = N x (CR – 1)

where:

AS means a whole number of additional Ordinary Shares which is equal to or greater than zero;

N is the number of the RPS2 held by the Holder at the Exchange Date the subject of the Exchange Notice;

CR means:

(i) if conversion is made under clause 3.1(a)(i) an amount calculated by dividing Face Value by **RP**; or

(ii) in all other circumstances, an amount calculated by dividing Face Value by **CRP**, subject in both cases to **CR** being no less than 1, and where:
RP means, subject to clause 3.7, the VWAP during the Reference Period; and
CRP means **RP** multiplied by 97.5%.

3.7 Adjustments to VWAP

For the purposes of calculating VWAP in clause 3.6 (the definition of **RP**):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the RPS2 will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement (Ex Date), then the VWAP on the Business Days on which those shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount (Cum Value) equal to:

(i) (in case of a dividend or other distribution) the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is traded on ASX on any of those Business Days) the

volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is not traded on ASX during the Reference Period) the value of the entitlement as reasonably determined by the Directors.

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and the RPS2 will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

4 Reset of terms

4.1 The Company may vary terms

Subject to clause 4.2, the Company may, prior to any Reset Date, make changes to any or all the following terms:

(a) the next Reset Date (which must be at least 12 months after the immediately preceding Reset Date);

(b) the Market Rate;

(c) the Margin; and

(d) the frequency and timing of the Dividend Payment Dates.

These new terms will apply from the day after the relevant Reset Date until and including the next Reset Date. Any change made by the Company under this clause 4.1 must be notified in accordance with clause 4.3 (Reset Notice).

4.2 APRA restrictions on variation of terms

Unless otherwise approved by APRA, any variation in the terms as specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be five years from the immediately preceding Reset Date;

(b) where a Reset Date occurs on a day prior to the end of the Initial Period, the Company cannot, in respect of that Reset Date, increase the Margin from the Initial Margin but the Company may decrease the Margin provided that the decreased Margin does not exceed the rate calculated in accordance with the formula set out in paragraph (c)(iii) below; and

(c) any variation in the Market Rate or Margin as specified in the Reset Notice will be calculated in accordance with the following formula:

Dividend Rate = (Market Rate + Margin) x (1 - T)

where:

Market Rate is the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average swap reference rates for the period between the relevant Reset Dates at three predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant Reset Date;

Margin expressed as a percentage per annum, does not exceed the Initial Margin for the Initial Period and after the Initial Period is a rate determined by the Company provided that it does not exceed the lesser of:

(i) the Margin that applied on the previous Reset Date plus 100 basis points;

(ii) the Initial Margin plus 100 basis points; and

(iii) the Initial Margin x $\frac{(FR - FRG)}{(FP - FPG)}$

where:

FR is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FP is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the Allotment Date;

FRG is the fair market value yield curve on Bloomberg Page FMCS for Australian government five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FPG is the fair market value yield curve on Bloomberg Page FMCS for Australian government AUD securities (or any page which replaces that page) on the Allotment Date; and

T has the meaning given to that term in clause 2.1(a).

For the avoidance of doubt, APRA may from time to time waive any or all of the restrictions in this clause 4.2, in which event the Company may vary the terms as contemplated under clause 4.1.

4.3 Notification

(a) For a change made under clause 4.1 to be effective, the Reset Notice must be sent to all Holders no later than 50 Business Days immediately preceding the relevant Reset Date (Reset Notice Date).

(b) If the Company does not send a Reset Notice, the terms applying as at the relevant Reset Date will continue and the next Reset Date will be such that the period to the next Reset Date is the same as the period that has passed from the immediately preceding Reset Date until the relevant Reset Date.

5 RPS2 general rights

5.1 Ranking

RPS2 rank equally amongst themselves and with RPS1 in all respects and are subordinated to all depositors and creditors of the Company. The issue of any other preference shares which rank in

priority to the RPS2 in respect of dividends or return of capital on a winding up constitutes an alteration of the rights attached to the RPS2.

The Company reserves the right to issue further RPS2 or preference shares which rank equally with or behind existing RPS2, whether in respect of dividends, return of capital on a winding up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing RPS2.

5.2 Preferential dividend

Until conversion, the RPS2 rank in priority to Ordinary Shares for the payment of dividends.

5.3 No set off

Any amount due to a Holder in respect of the RPS2 may not be set off against any claims by the Company on the Holder.

5.4 Return of capital

Until conversion, if there is a return of capital on a winding up of the Company, Holders will be entitled to receive out of the assets of the Company available for distribution to holders of shares, in respect of each RPS2 held, a cash payment (Liquidation Sum) equal to the sum of:

(a) the amount of any Dividend due but unpaid; and

(b) the Face Value,

before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind the RPS2.

RPS2 do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

5.5 Shortfall on winding up

If, upon a return of capital on a winding up of the Company, there are insufficient funds to pay in full the amounts referred to in clause 5.4 and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with the RPS2 on a winding up of the Company, Holders and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

5.6 No participation in surplus assets

The RPS2 do not confer on their Holders any further right to participate in the surplus assets of the Company on a winding up beyond payment of the Liquidation Sum.

5.7 Restrictions on other issues

Until the date on which all RPS2 have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of Holders issue shares ranking in priority to the RPS2 or permit the conversion of any existing shares to shares ranking equally with or in priority to the RPS2, but the Directors are at all times authorised to issue further RPS2 or preference shares ranking equally with or behind any existing RPS2.

5.8 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend a scheme of arrangement in respect of the Ordinary Shares of the Company which will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours

to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the scheme of arrangement or a similar transaction.

5.9 Participation in new issues

Until the RPS2 are converted they will confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

6 Voting rights

Holders will be entitled to receive notice of any general meeting of the Company and a copy of every circular and like document sent out by the Company to holders of Ordinary Shares and to attend and speak at general meetings of the Company.

Holders will not be entitled to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(i) to reduce the share capital of the Company;

(ii) that affects rights attached to the RPS2;

(iii) to wind up the Company; or

(iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend on the RPS2 is in arrears; or

(d) during the winding up of the Company.

In each case, Holders shall have the same right to vote as a holder of Ordinary Shares (as if immediately prior to the meeting the RPS2 had converted into the number of Ordinary Shares provided for in clause 3.6 as if the Record Date is the deadline for receipt of instruments of proxy under article 10.15 of the Company's constitution for the relevant meeting and the Reference Period is the period ending on that date).

7 Listing

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of the RPS2 on ASX and of all converted RPS2 and additional Ordinary Shares issued under clause 3.6 on each of the stock exchanges on which the other Ordinary Shares of the Company are listed on the date of conversion.

8 Amendments to the Terms of Issue

Subject to complying with all applicable laws and with APRA's prior approval, the Company may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders of the RPS2.

9 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, the terms of the special resolution of the Company passed on 22 June 2000 regarding non-cumulative preference shares and the Company's constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of the Company under these Terms of Issue as are not, by the Corporations Act or by the Company's constitution, required to be exercised by the Company in general meeting.

(c) Each Holder appoints each of the Company, its officers and any liquidator or administrator of the Company (each an Attorney) severally to act on behalf of the Holder to sign all documents and transfers and do any other thing in the Holder's name and on the Holder's behalf as may, in the Attorney's opinion, be necessary or desirable to be done in order to complete or effect transactions or procedures authorised under clause 3 (other than clause 3.1(a)) of these Terms of Issue, including, without limitation, to sign forms and give instructions to the registry on behalf of the Holder.

(d) Notices may be given by the Company to a Holder in the manner prescribed by the Company's constitution for the giving of notices to, and deemed receipt by, members of the Company and the relevant provisions of the Company's constitution apply with all necessary modification to notices to Holders.

(e) For the purposes of these Terms of Issue, for the avoidance of doubt:

(i) where the Company is required to give or serve a notice by a certain date under these Terms of Issue, the Company is required to despatch the notice by that date (including at the Company's discretion, by posting or lodging notices with a mail house) and delivery or receipt (or deemed delivery) is permitted to occur after that date; and

(ii) where a Holder is required to give or deliver a notice to the Company by a certain date under these Terms of Issue, the notice must be received by the Company by that date.

~~(d)~~(f) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

~~(e)~~(g) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

~~(f)~~(h) Definitions and interpretation under the Company's constitution will also apply to these Terms of Issue subject to clause 9(a).

~~(g)~~(i) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to the Company only if the Company is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

~~(h)~~(j) The terms 'takeover bid', 'relevant interest' and 'scheme of arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

~~(i)~~(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

~~(j)~~(l) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

~~(k)~~(m) The following expressions shall have the following meanings:

5 Year Swap Rate means the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average 5 year swap reference rates at 3 predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant date.

Allotment Date means the date on which the RPS2 are issued.

APRA means the Australian Prudential Regulation Authority.

ASX means Australian Stock Exchange Limited (ABN 90 008 624 691).

ASX Business Rules means the business rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.

ASX Listing Rules means the listing rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.

AUD means Australian dollars.

Bookbuild means the process conducted by the Company prior to the opening of the Offer whereby certain Australian institutional investors lodge bids for the RPS2 and, on the basis of those bids, the Company determines the Margin and announces its determination prior to the opening of the Offer.

Business Day means a business day as defined in the ASX Listing Rules.

Company means Insurance Australia Group Limited (ABN 60 090 739 923).

Corporations Act means Corporations Act 2001 (Cwlth).

Director means a director of the Company.

Dividend has the meaning given in clause 2.1.

Dividend Payment Date means each date on which a Dividend is payable in accordance with clause 2.6, including as varied under clause 4, whether or not a Dividend is paid on that date.

Dividend Rate has the meaning given in clause 2.1.

DRP means a dividend reinvestment plan that may be adopted by the Company (and as may be amended from time to time) in which Holders are eligible to participate, under which members of the Company have the opportunity to reinvest a dividend or other similar distribution in additional securities of the Company.

Exchange means:

(a) in the case of the Holder issuing an Exchange Notice to the Company under clause 3.1(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, the acquisition of the RPS2 by a third party at their Face Value or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.1(c); or

(b) in the case of the Company issuing an Exchange Notice to the Holder under clause 3.3(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.3(b).

Exchange Date means:

(a) in the case of a notice given by a Holder under clause 3.1(a), has the meaning given in clause 3.1(e); and

(b) in the case of a notice served on a Holder by the Company under clause 3.3 has the meaning given in clause 3.3(e).

Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a) or served on a Holder by the Company under clause 3.3(a).

Face Value has the meaning given in clause 1.

Franking Rate, in relation to a Dividend, means the franking percentage (within the meaning of Part IIIAA of the Tax Act or any part that replaces or revises that part) of the Dividend, expressed as a decimal to four decimal places.

Group means the Company and its controlled entities.

Holder means a person whose name is for the time being registered in the Register as the holder of a RPS2.

Holder (Event) Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(ii).

Holder Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(i).

Initial Margin has the meaning given in clause 2.1(a).

Initial Period means the period from the Allotment Date until 15 June 2013.

Issuer (Event) Exchange Notice means a notice given by the Company to a Holder under clauses 3.3(a)(ii) or 3.3(a)(iii).

Issuer Exchange Notice means a notice given by the Company to a Holder under clause 3.3(a)(i).

Liquidation Sum has the meaning given in clause 5.4.

Margin has the meaning given in clause 2.1(a).

Market Rate has the meaning given in clause 2.1(a).

Offer means the invitation made pursuant to the prospectus issued by the Company for persons to subscribe for RPS2.

Optional Dividend has the meaning given in clause 2.9(d).

Ordinary Share means an ordinary fully paid share in the capital of the Company.

Record Date means, for a payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend; and

(b) an Optional Dividend, the date prior to its payment that is determined by the Company, or such other date as may be required by ASX from time to time.

Reference Period means in determining 'RP' in clause 3.6, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding:

(a) if the Company receives a Holder (Event) Exchange Notice under clause 3.2(a) due to the Trigger Event set out in clause 3.2(b)(ix), the date of the suspension of the Ordinary Shares or the RPS2 from trading on ASX; or

(b) in all other cases, the Exchange Date.

Register means the register of the RPS2 maintained by the Company and includes any sub-register established and maintained under the Clearing House Electronic Sub-Register System (as defined in the ASX Listing Rules).

Regulatory Event means:

(a) the receipt by the Company from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after Allotment Date, additional requirements would be imposed on the Company which the Directors determine at their sole discretion, to be unacceptable; or

(b) the determination by the Directors that the Company is not or will not be entitled to treat all of the RPS2 as Tier 1 Capital.

Reset Date is 15 June 2008 for the first Reset Date and thereafter the date as specified by the Company in a Reset Notice issued under clause 4.3.

Reset Notice has the meaning given in clause 4.1.

Reset Notice Date has the meaning given in clause 4.3(a).

RPS1 means the reset preference shares issued by the Company pursuant to the terms of issue set out in Appendix A of the prospectus dated 6 May 2002.

RPS2 means the reset preference shares issued by the Company pursuant to these Terms of Issue, described in clause 1.

Special Resolution means a resolution passed at a meeting of Holders by a majority of at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

Tax Act means:

(a) the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997 as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 includes a reference to that section as rewritten in the Income Tax Assessment Act 1997; and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

Tax Event means the receipt by the Company of an opinion from a reputable legal counsel or other tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (Administrative Action); or

(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Allotment Date, there is more than an insubstantial risk that the Company would be exposed to more than a de minimus increase in its costs (having regard to any tax deductions available to the Company in connection with the payment of Dividends) in relation to the RPS2 as a result of increased taxes, duties or other governmental charges or civil liabilities.

Terms of Issue means these terms of issue for RPS2.

Tier 1 Capital means the core capital of the Group as defined by APRA.

Tier 1 Capital Ratio means at any time the ratio so described by APRA.

Total Capital Adequacy Ratio means at any time the ratio so described by APRA.

Trigger Event has the meaning given in clause 3.2(b).

VWAP is subject to any adjustments under clause 3.7, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over Ordinary Shares or any overnight crossings.